Form 20-F
period 2025-12-31
China Automotive Systems, Inc.
filed 2026-04-22
CIK 2037400

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025.
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________.
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number: 000-33123

CHINA AUTOMOTIVE SYSTEMS, INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

No. 1 Henglong Road, Yu Qiao Development Zone
Shashi District, Jing Zhou City, Hubei Province
The People’s Republic of China

(Address of principal executive offices)

Li Jie

(86) 27-8757-0028

caasauto@chl.com.cn

No. 1 Henglong Road, Yu Qiao Development Zone
Shashi District, Jing Zhou City, Hubei Province
The People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value US$0.001 per share	CAAS	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report.

As of December 31, 2025, 30,170,702 ordinary shares were outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐  Yes               ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  Yes               ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes               ☐ No

Indicate by check mark whether the registrant has submitted electronically, if any, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒  Yes               ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

☐ Large accelerated filer                 ☐ Accelerated filer               ☒ Non-accelerated filer               ☐ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17                           ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes                  ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes                  ☐ No

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

INTRODUCTION

In this annual report, except where the context otherwise requires, unless otherwise indicated and for purposes of this annual report only:

●	“CAC” refers to the Cyberspace Administration of China;
●	“China” or “the PRC” refers to The People’s Republic of China;
●	“CSRC” refers to the China Securities Regulatory Commission;
●	“PCAOB” refers to the United States Public Company Accounting Oversight Board;
●	“RMB” refers to the lawful currency of China;
●	“SEC” refers to the Securities and Exchange Commission;
●	“U.S. GAAP” refers to generally accepted accounting principles in the United States;
●	“$,” “US$” or “U.S. dollars” refers to the lawful currency of the United States; and
●	“we,” “us,” the “Company”, “China Automotive” and “our” refer to China Automotive Systems, Inc., which is an exempted company incorporated under the laws of the Cayman Islands, and, unless the context requires otherwise, include its direct and indirect subsidiaries.

We primarily conduct our operations in China through subsidiaries. This structure entails unique risks to investors. See “Item 3. Key Information; D. Risk Factors; Risks Related to our Corporate Structure” for more details.

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain parts of our financial data in this annual report on Form 20-F are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenient translations from RMB, the lawful currency of the People’s Republic of China to U.S. dollars in this annual report on Form 20-F were made at a rate of RMB 1.0 to $0.1423, the exchange rate set forth by the State Administration of Foreign Exchange of China. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, at the rate stated above, or at all.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events. These forward looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. These forward-looking statements include statements relating to:

●	Chinese laws, regulations and policies relating to the automobile and automobile parts industry;
●	our anticipated growth strategies;
●	competition in the markets;
●	our future business development, results of operations and financial condition;
●	expected changes in our revenues and certain cost and expense items;
●	our ability to increase product offerings; and
●	risks associated with the expansion of our geographic reach and our offering of new products.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. You should read this annual report and the documents that we refer to in this annual report completely and with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements with these cautionary statements. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.    Offer Statistics and Expected Timetable

Not applicable.

Item 3.    Key Information

Our Holding Company Structure

China Automotive Systems, Inc. was initially incorporated in the State of Delaware on June 29, 1999 under the name of Visions-In-Glass, Inc. On June 26, 2025, the then China Automotive Systems, Inc. (“Old CAAS”) and China Automotive Systems Holdings, Inc., an exempted company incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of the Old CAAS (“CAAS Cayman”) entered into a definitive agreement and plan of merger (the “Merger Agreement”) related to a proposed merger transaction. Under the Merger Agreement and upon the terms and subject to the conditions set forth therein, the Old CAAS merged with and into CAAS Cayman (the “Redomicile Merger”), with CAAS Cayman surviving and changing its name to China Automotive Systems, Inc. (the “Company”). Following the Redomicile Merger, CAAS Cayman, together with its subsidiaries, owns and continues to conduct the Company’s business in substantially the same manner as is currently being conducted by the Old CAAS and its subsidiaries.

The Company is not a PRC operating company but a Cayman Islands holding company with operations primarily conducted through its wholly owned direct subsidiaries, Genesis and HLUSA, and its several indirect subsidiaries that are either wholly owned or majority owned by Genesis. Our investors hold ordinary shares in China Automotive, the Cayman Islands holding company.

We do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in China.

Our holding company structure presents unique risks as our investors may never directly hold equity interests in our operating subsidiaries and will be dependent upon dividends and other distributions from our subsidiaries to finance our cash flow needs. Our ability to receive dividends and other contributions from our subsidiaries are significantly affected by regulations promulgated by Hong Kong and PRC authorities. Any change in the interpretation of existing rules and regulations or the promulgation of new rules and regulations may materially affect our operations and or the value of our securities, including causing the value of our securities to significantly decline or become worthless. For a detailed description of the risks facing the Company associated with our structure, please refer to “Item 3.D. Risk Factors; Risks Related to Doing Business in China and Other Countries Besides the United States.”

Currently, PRC laws and regulations do not prohibit direct foreign investment in our operating subsidiaries. Nonetheless, in light of the recent statements and regulatory actions by the PRC government, such as those related to the promulgation of regulations prohibiting foreign ownership of Chinese companies operating in certain industries, which are constantly evolving, and anti-monopoly concerns, we may be subject to the risks of uncertainty of any future actions of the PRC government in this regard, which would likely result in a material change in our operations, including our ability to continue our existing holding company structure, carry on our current business, accept foreign investments, and offer or continue to offer securities to our investors, and the resulting adverse change in value to our ordinary shares. We may also be subject to penalties and sanctions imposed by the PRC regulatory agencies, including the CSRC, if we fail to comply with such rules and regulations, which would likely adversely affect the ability of the Company’s securities to continue to trade on Nasdaq, which would likely cause the value of our securities to significantly decline or become worthless.

There was no Chinese Communist Party official who sits on the Company’s board and the Company’s Memorandum and Articles of Association do not contain any charter of the Chinese Communist Party.

Permissions Required from the PRC Government Authorities for Our Operations

As a result of our operations in China, the Chinese government may intervene in or exert influence over our operations at any time with little or no advanced notice, which could result in a material change in our operations and/or the value of our securities. For example, the Chinese government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding any industry that could adversely affect the business, financial condition and results of operations of our company.

Furthermore, the Chinese government has also recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted outside of China and over foreign investment in China-based companies. Any such action, once taken by the Chinese government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. Recently, the Chinese government initiated a series of regulatory actions and statements to regulate business operations in China, including enforcement actions against illegal activities in the securities market, enhancing supervision over China-based companies listed outside of China using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Intensifying Crack-Down on Illegal Securities Activities. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On September 24, 2024, the Administrative Regulations on Cyber Data Security was promulgated by the State Council and has come into effect on January 1, 2025. The Administrative Regulations on Cyber Data Security, among other things, specifies the legal requirements for personal information, important data, cross-border data transfer, network platform services, and data security. Among others, this regulation requires that if the cyber data processing activities affects or may affect national security, such activities shall be subject to national security review in accordance with relevant laws and regulations.

The Chinese government may further promulgate relevant laws, rules and regulations that may impose additional and significant obligations and liabilities on overseas listed Chinese companies regarding data security, cross-border data flow, anti-monopoly and unfair competition, and compliance with China’s securities laws. It is uncertain whether or how these new laws, rules and regulations and the interpretation and implementation thereof may affect us, but among other things, our ability to obtain external financing through the issuance of equity securities in the United States, Hong Kong or other markets could be negatively affected, and as a result, the trading prices of our securities could significantly decline or become worthless.

We conduct our business primarily through our subsidiary Genesis, which owns interests in eight Sino-joint ventures and seven wholly owned subsidiaries in the PRC. Our operations in China are governed by PRC laws and regulations. These entities have obtained the requisite licenses and permits from the PRC government authorities that are material for their business operations, including, among others, certain business licenses, approvals for the establishment of enterprises with foreign investment, approvals for overseas direct investment and environmental and occupational safety and health approvals. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, which came into effect on March 31, 2023. On the same day, the CSRC also published a series of guidance and Q&As in connection with the implementation of the Trial Measures. The Trial Measures established (i) a list outlining the circumstances where a PRC domestic company is prohibited from offering and listing securities overseas (the “Trial Measures Negative List”) and (ii) a new filing-based regime to regulate overseas offerings and listings by PRC domestic companies. According to the Trial Measures, in connection with an overseas offering of securities, including shares, depository receipts, corporate bonds convertible into shares and other equity securities, and listing by a PRC domestic company, either in a direct or indirect manner, the issuer must file certain documents with the CSRC (the “Trial Measures Filing Obligations”). An indirect offering and listing is determined by a set of quantifiable standards. For example, any overseas offering and listing by an issuer that meets both of the following standards will be deemed to be indirect: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by PRC domestic companies, and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China.

The Trial Measures provide the CSRC with the authority to warn, fine, and issue injunctions against PRC domestic companies, their controlling shareholders, advisors, and other responsible persons in connection with a listing or offering securities (collectively, the “Subject Entities”), as well as individuals directly responsible for these Subject Entities (the “Subject Individuals”). In cases of serious violation, the relevant responsible persons may be prohibited from entering the securities market by the CSRC and may be held criminally liable. For failure to comply with the Trial Measures Negative List or the Trial Measures Filing Obligations, or materially false or misleading statements in the filing and reporting required by the Trial Measures, PRC domestic companies and their controlling shareholders, if the controlling shareholders induced the PRC domestic companies’ failure to comply, severally, may face warnings, injunctions to comply, and fines between RMB 1.0 million and 10.0 million. The Subject Individuals in these entities may severally, face warnings and fines between RMB 0.5 million and 5.0 million. Advisors in listings or offerings of securities that failed to dutifully advise the PRC domestic companies and their controlling shareholders in complying with the Trial Measures and caused such failures to comply can face warnings and fines between RMB 0.5 million and 5.0 million. The Subject Individuals of these advisor entities may, severally, face warnings and fines between RMB 0.2 million and 2.0 million.

Because our shares have already listed on Nasdaq, we believe we will be deemed as an “Existing Issuer” pursuant to the Trial Measures and the implementation guidance and, accordingly, are not required to complete the filing procedures with the CSRC for our historical securities offering. Nevertheless, in the event that we conduct any securities issuance or offering that would be captured by the Trial Measures, we will have to complete the filing procedures with the CSRC within three (3) business days following the closing of such securities issuance or offering.

Therefore, in connection with our business operations and issuance or offering of securities to foreign investors, under currently effective PRC laws, regulations, and rules, and taking the Trial Measures into account, as of the date of this annual report, we and our PRC subsidiaries (i) are not required to obtain permissions from, or complete the filing procedures with, the CSRC for our prior issuances and offerings of securities to foreign investors which were completed before the date of implementation of the Trial Measures, but are required to go through filing procedures with the CSRC for our issuances or offerings of securities, including shares, depository receipts, corporate bonds convertible into shares and other equity securities, to foreign investors if we meet certain conditions set forth in the Trial Measures to be considered as an indirect overseas offering and listing by a PRC domestic company, (ii) are not required to go through cybersecurity review by the CAC for our issuance or offering of securities to foreign investors, and (iii) are not required to obtain any prior permission or approval from any other PRC government authorities for our issuance or offering of securities to foreign investors. If we and our subsidiaries are deemed to be a critical information infrastructure operator, or CIIO, or a network platform operator, whose network product or service purchasing or data processing activities affect or may affect national security, we would be required to go through a cybersecurity review by the CAC. As of the date of this annual report, neither we nor any of our subsidiaries has been identified as a CIIO by any government authority, involved in any investigations or become subject to a cybersecurity review by the CAC based on the Cybersecurity Review Measures. However, there might remain some uncertainty as to how relevant rules published by the PRC government authorities will be interpreted or implemented, and our opinions summarized above are subject to any new laws, rules, and regulations or detailed implementations and interpretations in any form. We cannot assure you that the relevant PRC government authorities, including the CSRC and the CAC, would reach the same conclusion and hence, we may face regulatory actions or other sanctions from them. For more details, see “Item 3.D. Risk Factors; Risks Relating to Doing Business in China and other countries besides the United States. The PRC government has significant oversight over the conduct of the business of our PRC subsidiaries; such oversight could result in a material change in our operations and/or the value of our securities or could significantly limit our ability to offer or continue to offer securities and/or other securities to investors and cause the value of such securities to significantly decline” and “Item 3.D - Risk Factors; Risks Relating to Doing Business in China and other countries besides the United States. The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

Cash and Asset Flows Through Our Organization

The Company is a Cayman Islands holding company with no operations of its own. We conduct our operations in China primarily through our subsidiaries, particularly Genesis, which owns interests in Sino-joint ventures and wholly-owned subsidiaries in the PRC. As a result, although other means are available for us to obtain financing at the holding company level, our ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries. If any of our subsidiaries incurs debt on its own behalf, the instruments governing such debt may restrict its ability to pay dividends to the Company. In addition, our PRC subsidiaries are permitted to pay dividends to the Company only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to us as dividends. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to an enterprise expansion fund, or a staff welfare and bonus fund. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries, totaling RMB 514.0 million, RMB 522.3 million and RMB 585.2 million as of December 31, 2023, 2024 and 2025, respectively.

Under PRC law, the Company may provide funding to its PRC subsidiaries only through capital contributions or loans. During the fiscal years ended December 31, 2023, 2024 and 2025, the Company received loans which were interest free from its subsidiaries in the aggregate amount of $5.8 million, $16.9 million and $10.6 million, respectively, and no principal was repaid in such years.

Although the Company announced and paid a special cash dividend of $0.80 per share to the Company’s shareholders of record as of the close of business on July 30, 2024, it does not anticipate paying any other cash dividends in the foreseeable future. The Company currently intends to retain future earnings, if any, to finance operations and the expansion of its business. Any future determination to pay cash dividends will be at the discretion of the Company’s board of directors and will be based upon the Company’s financial condition, operating results, capital requirements, plans for expansion, restrictions imposed by any financing arrangements and any other factors that the Company’s board of directors deems relevant.

The Holding Foreign Companies Accountable Act

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in China mainland and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 10-K for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed China mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in China mainland and Hong Kong, among other jurisdictions. Our current auditor, Grant Thornton Zhitong Certified Public Accountants LLP, is headquartered in China. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in China mainland and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3.D. Risk Factors; Risks Related To Doing Business In China And Other Countries Besides The United States, —The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.” and See “Item 3.D. Risk Factors; Risks Related To Doing Business In China And Other Countries Besides The United States, —Our shares may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or fully investigate auditors located in China. The delisting of our shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D.     Risk Factors

Summary of Risk Factors

An investment in our ordinary shares involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this report, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the trading price of our ordinary shares could decline, and you may lose all or part of your investment. You should read the section entitled “Forward Looking Statements” above for a discussion of what types of statements are forward-looking statements, as well as the significance of such statements in the context of this report. Below is a summary of material risks we face, organized under relevant headings.

Risks Related to Our Business and Industry

The cyclical nature of automotive production and sales could result in a reduction in automotive sales, which could adversely affect the Company’s business and results of operations.

The Company’s business relies on automotive vehicle production and sales by its customers, which are highly cyclical and depend on general economic conditions and other factors, including consumer spending and preferences and the price and availability of gasoline. They also can be affected by labor relations issues, regulatory requirements and other factors. In the last two years, the unit price of automobiles in China has generally declined. Additionally, the volume of automotive production in China has fluctuated from year to year, which gives rise to fluctuations in the demand for the Company’s products. Therefore, any significant economic decline could result in a reduction in automotive production and sales by the Company’s customers and could have a material adverse effect on the Company’s results of operations. Moreover, if the prices of automobiles keep declining, the selling price of automotive parts also would decrease, which would result in lower revenues and profitability.

Increasing costs for manufactured components and raw materials may adversely affect the Company’s profitability.

The Company uses a broad range of manufactured components and raw materials in its products, including castings, electronic components, finished sub-components, molded plastic parts, fabricated metal, aluminum, steel and resins. Because it may be difficult to pass increased prices for these items on to the Company’s customers, a significant increase in the prices of the Company’s components and materials could materially increase the Company’s operating costs and adversely affect its profit margins and profitability.

With the automobile parts markets being highly competitive and many of the Company’s competitors having greater resources than it does, the Company may not be able to compete successfully.

The automobile parts industry is a highly competitive business. The Company’s customers consider criteria including:

●	quality;
●	price/cost competitiveness;
●	system and product performance;
●	reliability and timeliness of delivery;
●	new product and technology development capability;
●	excellence and flexibility in operations;
●	degree of global and local presence;
●	effectiveness of customer service; and
●	overall management capability.

The Company’s competitors include independent suppliers of parts, as well as suppliers formed by spin-offs from the Company’s customers, who are becoming more aggressive in selling parts to other vehicle manufacturers. Depending on the particular product, the number of the Company’s competitors varies significantly. Many of the Company’s competitors have substantially greater revenues and financial resources than it does, as well as stronger brand names, consumer recognition, business relationships with vehicle manufacturers, and geographic presence than it has. The Company may not be able to compete favorably and increased competition may substantially harm its business, business prospects and results of operations.

Internationally, the Company faces different market dynamics and competition. The Company may not be as successful as its competitors in generating revenues in international markets due to the lack of recognition of its products or other factors. Developing product recognition overseas is expensive and time-consuming and the Company’s international expansion efforts may be more costly and less profitable than it expects. If the Company is not successful in its target markets, its sales could decline, its margins could be negatively impacted and it could lose market share, any of which could materially harm the Company’s business, results of operations and profitability.

Pricing pressure by automobile manufacturers on their suppliers may adversely affect the Company’s business and results of operations.

Recently, pricing pressure from automobile manufacturers has been prevalent in the automotive parts industry in China. Virtually all vehicle manufacturers seek price reductions each year. Although the Company has tried to reduce costs and resist price reductions, these reductions have impacted the Company’s sales and profit margins. If the Company cannot offset continued price reductions through improved operating efficiencies and reduced expenditures, price reductions will have a material adverse effect on the Company’s results of operations.

The Company’s business, revenues and profitability would be materially and adversely affected if it loses any of its large customers.

For the year ended December 31, 2025, approximately 21.6%, 16.2%, 6.8%, 5.6% and 5.1% of the Company’s sales were to Stellantis N.V., BYD Auto Co., Ltd., Beiqi Foton Motor Co., Ltd., Chery Automobile Co., Ltd., and Guangzhou Automobile Group Co., Ltd., the Company’s five largest customers in 2025, respectively. In total, these five customers accounted for 55.3% of total sales in 2025. For the year ended December 31, 2024, approximately 20.3%, 18.2%, 6.8%, 6.5% and 5.1% of the Company’s sales were to Stellantis N.V., BYD Auto Co., Ltd., Mahindra & Mahindra Ltd., Chery Automobile Co., Ltd. and Hubei Hongrun, the Company’s five largest customers in 2024, respectively. In total, these five customers accounted for 56.9% of total sales in 2024. For the year ended December 31, 2023, approximately 17.2%, 6.4%, 6.1%, 5.5% and 5.2% of the Company’s sales were to Stellantis N.V., BYD Auto Co., Ltd., Hubei Hongrun, Mahindra & Mahindra Ltd. and Chery Automobile Co., Ltd., the Company’s five largest customers in 2023, respectively. In total, these five customers accounted for 40.4% of total sales in 2023. The loss of, or significant reduction in purchases by, one or more of these major customers could adversely affect the Company’s business.

The Company may not be able to collect receivables incurred by customers.

The Company currently sells its products on credit and its ability to receive payment for its products depends on the continued creditworthiness of its customers. Although the Company has long-term relationships with its major customers, the customer base may change if its sales increase because of the Company’s expanded capacity. If the Company is not able to collect its receivables, its profitability will be adversely affected.

The Company may be subject to product liability and warranty and recall claims, which may increase the costs of doing business and adversely affect the Company’s financial condition and liquidity.

The Company may be exposed to product liability and warranty claims if its products actually or allegedly fail to perform as expected or the use of its products results, or is alleged to result, in bodily injury and/or property damage. A product liability claim, regardless of merit or eventual outcome, or a product recall could result in substantial financial losses, civil and criminal liabilities, administrative sanctions, negative reputational repercussions and loss of customers. If our products are found to be defective and our insurance coverage is insufficient to cover a successful claim against us, our financial position and operations may be materially and adversely affected.

The Company started to pay some of its customers’ increased after-sales service expenses due to consumer rights protection policies of “recall” issued by the Chinese government in 2004, such as the recalling flawed vehicles policy. Beginning in 2004, automobile manufacturers unilaterally required their suppliers to pay a “3-R Guarantees” service charge for repair, replacement and refund in an amount of about 1%–5% of the total amount of parts supplied. Accordingly, the Company has experienced and will continue to experience higher after-sales service expenses. Product liability, warranty and recall costs may have a material adverse effect on the Company’s financial condition.

The Company is subject to environmental and safety regulations, which may increase the Company’s compliance costs and may adversely affect its results of operations.

The Company is subject to the requirements of environmental and occupational safety and health laws and regulations in China. The Company cannot provide assurance that it has been or will be at all times in full compliance with all of these requirements, or that it will not incur material costs or liabilities in connection with these requirements. Additionally, these regulations may change in a manner that could have a material adverse effect on the Company’s business, results of operations and financial condition. The capital requirements and other expenditures that may be necessary to comply with environmental requirements could increase and become a material expense of doing business.

Non-performance by the Company’s suppliers may adversely affect its operations by delaying delivery or causing delivery failures, which may negatively affect demand, sales and profitability.

The Company purchases various types of equipment, raw materials and manufactured component parts from its suppliers. The Company would be materially and adversely affected by the failure of its suppliers to perform as expected. The Company could experience delivery delays or failures caused by production issues or delivery of non-conforming products if its suppliers fail to perform, and it also faces these risks in the event any of its suppliers becomes insolvent or bankrupt.

The Company’s business and growth may suffer if it fails to attract and retain key personnel.

The Company’s ability to operate its business and implement its strategies effectively depends on the efforts of its executive officers and other key employees. The Company depends on the continued contributions of its senior management and other key personnel. The Company’s future success also depends on its ability to identify, attract and retain highly skilled technical staff, particularly engineers and other employees with mechanics and electronics expertise, and managerial, finance and marketing personnel. The Company does not maintain a key person life insurance policy on Mr. Hanlin Chen or Mr. Qizhou Wu. The loss of the services of any of the Company’s key employees or the failure to attract or retain other qualified personnel could substantially harm the Company’s business.

The Company’s management controls approximately 64.76% of its outstanding ordinary shares and may have conflicts of interest with the Company’s minority shareholders.

As of December 31, 2025, members of the Company’s management beneficially own approximately 64.76% of the outstanding ordinary shares of the Company. As a result, except for the related party transactions that require approval of the audit committee of the board of directors of the Company, these majority shareholders have control over decisions to enter into any corporate transaction, which could result in the approval of transactions that might not maximize overall shareholders’ value. Additionally, these shareholders control the election of members of the Company’s board, have the ability to appoint new members to the Company’s management team and control the outcome of matters submitted to a vote of the holders of the Company’s ordinary shares. The interests of these majority shareholders may at times conflict with the interests of the Company’s other shareholders. The Company regularly engages in transactions with entities controlled by one or more of its officers and directors, including those controlled by Mr. Hanlin Chen, the chairman of the board of directors of the Company and its controlling shareholder.

There is a limited public float of the Company’s ordinary shares, which can result in the Company’s stock price being volatile and prevent the realization of a profit on resale of the Company’s ordinary shares or derivative securities.

There is a limited public float of the Company’s ordinary shares. As of December 31, 2025, approximately 35.24% of the Company’s outstanding ordinary shares is considered part of the public float. The term “public float” refers to shares freely and actively tradable on the NASDAQ Capital Market and not owned by officers, directors or affiliates, as such term is defined under the Securities Act. As a result of the limited public float and the limited trading volume on some days, the market price of the Company’s ordinary shares can be volatile, and relatively small changes in the demand for or supply of the Company’s ordinary shares can have a disproportionate effect on the market price for its ordinary shares. This stock price volatility could prevent a security holder seeking to sell the Company’s ordinary shares or derivative securities from being able to sell them at or above the price at which the stock or derivative securities were bought, or at a price which a fully liquid market would report.

The Company is subject to penny stock regulations and restrictions.

The SEC has adopted regulations which generally define so-called “penny stock” as an equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. As of December 31, 2025, the closing price for the Company’s ordinary shares was $4.26. If the Company’s stock is a “penny stock”, it may become subject to Rule 15g-9 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the “Penny Stock Rule.” This rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and “accredited investors,” generally, individuals with a net worth in excess of $1.0 million or annual incomes exceeding $0.2 million, or $0.3 million together with their spouses. For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale. As a result, this rule may affect the ability of broker-dealers to sell the Company’s securities and may affect the ability of purchasers to sell any of the Company’s securities in the secondary market.

For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market. Disclosure also is required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

There can be no assurance that the Company’s ordinary shares will qualify for exemption from the Penny Stock Rule. In any event, even if the Company’s ordinary shares were exempt from the Penny Stock Rule, the Company would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock if the SEC finds that such a restriction would be in the public interest.

Provisions in the Company’s Memorandum and Articles of Association and the general corporation law of the Cayman Islands may discourage a takeover attempt.

Provisions in the Company’s Memorandum and Articles of Association and the general corporation law of the Cayman Islands, the country in which it is incorporated, could make it difficult for a third party to acquire the Company, even if doing so might be beneficial to the Company’s shareholders. Provisions of the Company’s Memorandum and Articles of Association impose various procedural and other requirements, which could make it difficult for shareholders to effect certain corporate actions and possibly prevent transactions that would maximize shareholders’ value.

Failure to maintain effective internal control over financial reporting could have a material adverse effect on the Company’s business, results of operations and the trading price of its shares.

The Company is subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management in its annual report that contains an assessment by management of the effectiveness of such company’s internal control over financial reporting.

If the Company fails to maintain the adequacy of its internal controls in the future, it will not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal controls are necessary for the Company to produce reliable financial reports and are important to help prevent fraud. Any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of the Company’s financial statements, which in turn could harm its business and negatively impact the trading price of its ordinary shares. Furthermore, the Company may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

The Company generally does not pay cash dividends on its ordinary shares.

Although the Company announced and paid a special cash dividend of $0.80 per share to the Company’s shareholders of record as of the close of business on July 30, 2024, it does not anticipate paying any other cash dividends in the foreseeable future. The Company currently intends to retain future earnings, if any, to finance operations and the expansion of its business. Any future determination to pay cash dividends will be at the discretion of the Company’s board of directors and will be based upon the Company’s financial condition, operating results, capital requirements, plans for expansion, restrictions imposed by any financing arrangements and any other factors that the Company’s board of directors deems relevant.

Techniques employed by short sellers may drive down the market price of the Company’s ordinary shares.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s best interests for the price of the stock to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a stock short. These short attacks have, in the past, led to selling of shares in the market.

In the recent past, public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered around allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity would have on the Company, if any. If the Company were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, the Company could have to expend a significant amount of resources to investigate such allegations and/or defend itself. While the Company would strongly defend against any such short seller attacks, the Company may be constrained in the manner in which it can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract the Company’s management from growing the Company. Even if such allegations are ultimately proven to be groundless, allegations against the Company could severely impact its business operations and shareholders’ equity, and any investment in the Company’s stock could be greatly reduced or rendered worthless.

The Company’s secured credit facilities contain certain financial covenants that it may not satisfy, which, if not satisfied, could result in the acceleration of the amounts due under the Company’s secured credit facilities and the limitation of the Company’s ability to borrow additional funds in the future.

The agreements governing the Company’s secured credit facilities subject it to various financial and other restrictive covenants with which the Company must comply on an ongoing or periodic basis. These covenants include, but are not limited to, restrictions on the utilization of the funds and the maintenance of certain financial ratios. If the Company violates any of these covenants, the Company’s outstanding debt under the Company’s secured credit facilities could become immediately due and payable, the Company’s lenders could proceed against any collateral securing such indebtedness and the Company’s ability to borrow additional funds in the future may be limited. Alternatively, the Company could be forced to refinance or renegotiate the terms and conditions of the Company’s secured credit facilities, including the interest rates, financial and restrictive covenants and security requirements of the secured credit facilities, on terms that may be significantly less favorable to the Company.

Current or worsening economic conditions may adversely affect our business and financial condition.

We currently generate sufficient operating cash flows which provide us with significant working capital. However, any uncertainty arising out of economic conditions may affect our ability to manage normal relationships with our customers, suppliers and creditors and adversely affect our results of operations, cash flows and financial condition, or those of our customers, suppliers and creditors. Current or worsening economic conditions may adversely affect the ability of our customers to pay for our products. This could result in a decrease in the demand for our products, declining cash flows, longer sales cycles and increased price competition. Such reductions and disruptions could have a material adverse effect on our business operations.

Our ability to increase the prices of our products is limited by general market conditions and intense competition.

Our pricing practices may be affected by the general market conditions and intense competition. To the extent the demand for our products declines or competition intensifies, we may decide to respond by reducing our prices in order to capture the declining market demand and maintain the competitiveness of our products. A change in our competitive environment could adversely affect our profitability and prospects.

The import into the U.S. of hardware components relating to vehicle connectivity systems where that hardware is designed, developed, manufacture or supplied by Chinese persons is prohibited subject to exceptions which may adversely impact our business operations or that of our associates.

In 2025, the U.S. Department of Commerce’s Bureau of Industry and Security (“BIS”) published its final rule prohibiting: (i) the import into the United States of certain hardware components relating to the vehicle connectivity system (“VCS”) where that hardware is designed, developed, manufactured or supplied by any person owned, controlled by, or subject to the jurisdiction or direction of Russia or China (including any non-Chinese subsidiary of a Chinese company) (a “Covered Person”); (ii) the sale or import in the United States of connected vehicles that incorporate certain “Covered Software” relating to the VCS or the Automated Driving System (“ADS”) where the software was designed, developed, manufactured, or supplied by any Covered Person; (iii) any connected vehicle manufacturer that is owned, controlled or subject to the jurisdiction of China or Russia from selling in the United States any connected vehicle that incorporates any VCS hardware or Covered Software even if that hardware or software items has no other relationship to China or Russia. Subject to a temporary grace period to allow manufacturers, importers, and sellers to make necessary adjustments to their supply chains, the rule precludes the activities described above absent authorization from BIS. Any connected vehicle manufacturer importing or selling connected vehicles that incorporate Covered Software must submit a Declaration of Conformity to BIS certifying that the Covered Software was not designed, developed, manufactured, or supplied by any Covered Person. To the extent a party is unable to file the Declaration of Conformity due to the involvement of a Covered Person in the design, development, manufacture or supply of VCS hardware or Covered Software, it must seek an authorization from BIS before engaging in a prohibited sale or import into the United States. Connected vehicle manufacturers that engage in a prohibited transaction without authorization are subject to significant penalty exposure.

To the extent any of our group companies, subsidiaries or associated companies that are majority owned, individually or in the aggregate by one or more Chinese persons, designs, develops, manufactures, or supplies any Covered Software (including software enabling the functions of ADS within the meaning of the regulation) for connected vehicle models to be imported into the United States, the connected vehicle manufacturer would be unable to complete the Certification of Conformity for that model, and would require authorization from BIS. This may adversely affect our business operations and the range of markets and customers accessible to us and our consolidated financial results.

Risks Related to Our Corporate Structure

Because the Company is a holding company with substantially all of its operations conducted through its subsidiaries, its performance will be affected by the performance of its subsidiaries.

The Company almost has no operations independent of those of Genesis and its subsidiaries, and the Company’s principal assets are its investments in Genesis and its subsidiaries and affiliates. As a result, the Company is dependent upon the performance of Genesis and its subsidiaries and will be subject to the financial, business and other factors affecting Genesis as well as general economic and financial conditions. As substantially all of the Company’s operations are, and will be, conducted through its subsidiaries, the Company will be dependent on the cash flow of its subsidiaries to meet its obligations.

Because virtually all of the Company’s assets are, and will be, held by operating subsidiaries, the claims of the Company’s shareholders will be structurally subordinate to all existing and future liabilities, obligations and trade payables of such subsidiaries. In the event of the Company’s bankruptcy, liquidation or reorganization, its assets and those of its subsidiaries will be available to satisfy the claims of the Company’s shareholders only after all of its and its subsidiaries’ liabilities and obligations have been paid in full.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq rules.

As a Cayman Islands exempted company listed on Nasdaq, we are subject to Nasdaq rules. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq rules applicable to U.S. domestic issuers. For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the U.S. Exchange Act);
●	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors;
●	have regularly scheduled executive sessions for non-management directors; or
●	have executive sessions of solely independent directors each year.

We have relied on and intend to continue to rely on some of these exemptions. There is no specific requirement under Cayman Islands law for shareholder approval to be obtained with respect to the establishment or amendment of equity compensation arrangements. In situations where we choose to follow home country practices, our shareholders may be afforded less protection than they otherwise would under Nasdaq rules applicable to U.S. domestic issuers.

We are a foreign private issuer within the meaning of the rules under the U.S. Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the U.S. Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the U.S. Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the U.S. Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the U.S. Exchange Act;
●	the sections of the U.S. Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our half-yearly results as press releases, distributed pursuant to Nasdaq rules. Any potential interim updates for the first or third quarters will be issued at the company’s discretion. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, holders of our shares may be afforded less protection or information than they would under the U.S. Exchange Act rules applicable to U.S. domestic companies.

If we are classified as a passive foreign investment company, or a PFIC, for United States federal income tax purposes, such classification could result in adverse U.S. federal income tax consequences to U.S. investors.

If we are classified as a PFIC for U.S. federal income tax purposes, such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor. For example, U.S. investors who owned our shares during any taxable year in which we were a PFIC generally are subject to increased U.S. tax liabilities and reporting requirements for that taxable year and all succeeding years, regardless of whether we actually continue to be a PFIC, although a shareholder election to terminate such deemed PFIC status may be available in certain circumstances.

The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets, including goodwill, from time to time. We would be classified as a PFIC for U.S. tax purposes for a taxable year if either (a) 75% or more of our gross income for such taxable year is “passive income” (as defined in the relevant provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code), or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such taxable year is attributable to assets that either produce passive income or are held for the production of passive income. For such purposes, if we directly or indirectly own 25% or more of the shares of another corporation, we generally will be treated as if we (a) held directly a proportionate share of the other corporation’s assets, and (b) received directly a proportionate share of the other corporation’s income.

Based on the value of our assets, including goodwill, and the composition of our income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2025. We have not obtained any opinion of counsel or any rulings from the U.S. Internal Revenue Service, or the IRS, regarding our status as a PFIC. The PFIC determination is highly fact-intensive and made at the end of each taxable year. We hold and may continue to hold a substantial amount of cash and cash equivalents. In addition, the value of our assets, including goodwill, for purposes of the asset test will generally be determined by reference to the market price of our shares, which may fluctuate significantly. Moreover, the application of the PFIC rules is subject to uncertainty in several respects. For these reasons, there can be no assurance that we were not a PFIC in any prior taxable years and will not be a PFIC in the current taxable year or any future taxable year or that the IRS will not challenge our determination concerning our PFIC status.

If we are or become a PFIC, U.S. investors would be subject to adverse U.S. federal income tax consequences, such as increased tax liability on capital gains and actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws and regulations. Whether U.S. investors make (or are eligible to make) a timely mark-to-market election may affect the U.S. federal income tax consequences to U.S. investors with respect to the acquisition, ownership and disposition of our shares and any distributions such U.S. investors may receive. We do not expect to provide the information regarding our income that would be necessary in order for a U.S. investor to make a qualified electing fund, or the QEF, election if we are classified as a PFIC. Investors should consult their tax advisors regarding all aspects of the application of the PFIC rules to our shares.

If we are a PFIC in any year with respect to a U.S. investor, the U.S. investor will generally be required to file an annual information return on IRS Form 8621 (or other then applicable IRS Form or statement) regarding distributions received on our shares and any gain realized on the disposition of our shares, and certain U.S. investors will be required to file an annual information return (also on IRS Form 8621 or other then applicable IRS Form or statement) relating to their ownership of our shares. U.S. investors should consult their tax advisors regarding the potential application of the PFIC regime and related reporting requirements.

Risks Related to Doing Business in China and other countries besides the United States

The Company may face a severe operating environment during times of economic recession.

The sales volume of the Company’s core products is largely influenced by the demand for its customers’ end products which are mostly sold in the Chinese markets. Future economic crises, either within China or without, may lead to a drastic drop in demand for the Company’s products.

Inflation in China could negatively affect the Company’s profitability and growth.

China’s economy has experienced rapid growth, much of it due to the issuance of debt over the last few years. This debt-fueled economic growth has led to growth in the money supply, causing rising inflation. If prices for the Company’s products rise at a rate that is insufficient to compensate for the rise in the cost of production, it may harm the Company’s profitability. In order to control inflation, the Chinese government has imposed controls on bank credit, limits on loans and other restrictions on economic activities. Such policies have led to a slowing of economic growth. Additional measures could further slow economic activity in China, which could, in turn, materially increase the Company’s costs while also reducing demand for the Company’s products.

The Chinese government’s macroeconomic policies could have a negative effect on the Company’s business and results of operations.

The Chinese government has implemented various measures from time to time to control the rate of economic growth in the PRC. Some of these measures may have a negative effect on the Company over the short or long term. Recently, to cope with high inflation and economic imbalances, the Chinese government has tightened monetary policy and implemented floating exchange rate policy. In addition, to alleviate some of the effects of unbalanced growth and social discontent, the Chinese government has enacted a series of social programs and anti-inflationary measures. These, in turn, have increased the costs on the financial and manufacturing sectors, without having alleviated the effects of high inflation and economic imbalances. The Chinese government has relaxed some of these measures recently. However, the Chinese government’s macroeconomic policies, even if effected properly, may significantly slow down China’s economy or cause great social unrest, all of which would have a negative effect on the Company’s business and results of operations.

The economic, political and social conditions in China could affect the Company’s business.

Most of the Company’s business, assets and operations are located in China. The economy of China differs from the economies of most developed countries in many respects, including government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. China’s economy has been transitioning from a planned economy to a more market-oriented economy. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government.

In addition, the Chinese government continues to play a significant role in regulating industry by imposing industrial policies. It exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Therefore, the Chinese government’s involvement in the economy could adversely affect the Company’s business operations, results of operations and/or financial condition.

Because the Company’s operations are mostly located outside of the United States and are subject to Chinese laws, any change of Chinese laws may adversely affect its business.

Most of the Company’s operations are in China, which exposes it to risks, such as exchange controls and currency restrictions, currency fluctuations and devaluations, changes in local economic conditions, changes in Chinese laws and regulations, exposure to possible expropriation or other PRC government actions, and unsettled political conditions. These factors may have a material adverse effect on the Company’s operations or on its business, results of operations and financial condition.

The Company’s international expansion plans subject it to risks inherent in doing business internationally.

The Company’s long-term business strategy relies on the expansion of its international sales outside China by targeting markets, such as the United States and Brazil. Risks affecting the Company’s international expansion include challenges caused by distance, language and cultural differences, conflicting and changing laws and regulations, foreign laws, international import and export legislation, trading and investment policies, foreign currency fluctuations, the burdens of complying with a wide variety of laws and regulations, protectionist laws and business practices that favor local businesses in some countries, foreign tax consequences, higher costs associated with doing business internationally, restrictions on the export or import of technology, difficulties in staffing and managing international operations, trade and tariff restrictions, and variations in tariffs, quotas, taxes and other market barriers. These risks could harm the Company’s international expansion efforts, which could in turn materially and adversely affect its business, operating results and financial condition.

On September 17, 2012, the United States filed a trade case with the World Trade Organization, the “WTO,” against the PRC with respect to the PRC government’s purported provision of subsidies to the automobile and automobile-parts enterprises in the PRC. If the WTO rules against China in this trade case, the cost of sales of the Company could increase due to the imposition of any tariff and/or the Company’s ability to export products to the United States could be limited, which could affect the Company’s business and operating results.

In addition, under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the SEC has adopted additional disclosure requirements related to the source of certain “conflict minerals” for issuers for which such “conflict minerals” are necessary to the functionality or production of a product manufactured, or contracted to be manufactured, by that issuer. The metals covered by the rules include tin, tantalum, tungsten and gold, commonly referred to as “3TG.” If these materials are necessary to the functionality or production of a product manufactured, or contracted to be manufactured, the rules require a reasonable country of origin inquiry be conducted to determine if an issuer knows, or has reason to believe, that any of the minerals used in the production process may have originated from the Democratic Republic of the Congo or an adjoining country. In such a case, if an issuer were not able to determine that the minerals did not originate from a covered country or conclude that there is no reason to believe that the minerals used in the production process may have originated in a covered country, that issuer could be required to perform supply chain due diligence on members of its supply chain. Global supply chains can have multiple layers, thus the costs of complying with these new requirements could be substantial. These new requirements may reduce the number of suppliers that provide conflict-free metals and may also affect a company’s ability to obtain products in sufficient quantities or at competitive prices. If the Company was to source such 3TG minerals that are necessary to the functionality or production of a product manufactured, or contracted to be manufactured, compliance costs with these rules and/or the unavailability of raw materials could have a material adverse effect on the Company’s results of operations.

The Company faces risks associated with currency exchange rate fluctuations; any adverse fluctuation may adversely affect its operating margins.

Although the Company is incorporated in the Cayman Islands, the majority of its current revenues are in Chinese currency. Conducting business in currencies other than U.S. dollars subjects the Company to fluctuations in currency exchange rates that could have a negative impact on its reported operating results. Fluctuations in the value of the U.S. dollar relative to other currencies impact the Company’s revenues, cost of revenues and operating margins and result in foreign currency translation gains and losses. Historically, the Company has not engaged in exchange rate hedging activities. Although the Company may implement hedging strategies to mitigate this risk, these strategies may not eliminate its exposure to foreign exchange rate fluctuations and involve costs and risks of their own, such as ongoing management time and expertise requirements, external costs to implement the strategy and potential accounting implications.

If relations between the United States and China worsen, the Company’s stock price may decrease and the Company may have difficulty accessing the U.S. capital markets.

At various times during recent years, the United States and China have had disagreements over political and economic issues. Controversies may arise in the future between these two countries. Any political or trade controversies between the United States and China could adversely affect the market price of the Company’s ordinary shares and its ability to access U.S. capital markets. Political events, international trade disputes and other business interruptions could harm or disrupt international commerce and the global economy, and could have a material adverse effect on the Company, its customers and its other business partners.

The Chinese government could change its policies toward private enterprise, which could adversely affect the Company’s business.

The Company’s business is subject to political and economic uncertainties in China and may be adversely affected by China’s political, economic and social developments. Over the past several years, the Chinese government has pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization. The Chinese government may not continue to pursue these policies or may alter them to the Company’s detriment from time to time. Changes in policies, laws and regulations, or in their interpretation or the imposition of confiscatory taxation, restrictions on currency conversion, restrictions or prohibitions on dividend payments to shareholders, devaluations of currency or the nationalization or other expropriation of private enterprises could have a material adverse effect on the Company’s business. Nationalization or expropriation could result in the total loss of the Company’s investment in China.

Government control of currency conversion and future movements in exchange rates may adversely affect the Company’s operations and financial results.

The Company receives most of its revenues in RMB. A portion of such revenues will be converted into other currencies to meet the Company’s foreign currency obligations. Foreign exchange transactions under the Company’s capital account, including principal payments in respect of foreign currency-denominated obligations, continue to be subject to significant foreign exchange controls and require the approval of the State Administration of Foreign Exchange in China. These limitations could affect the Company’s ability to obtain foreign exchange through debt or equity financing, or to obtain foreign exchange for capital expenditures.

The Chinese government controls its foreign currency reserves through restrictions on imports and conversion of RMB into foreign currency. In July 2005, the Chinese government has adjusted its exchange rate policy from “Fixed Rate” to “Floating Rate”. From July 2005 to December 2025, the exchange rate between the RMB and the U.S. dollar appreciated from RMB 1.00 to $0.1215 to RMB 1.00 to $0.1423. Any significant appreciation of the RMB is likely to decrease the income of export products and the cash flow of the Company.

Because the Chinese legal system is not fully developed, the Company and its security holders’ legal protections may be limited.

The Chinese legal system is based on written statutes and their interpretation by the Supreme People’s Court. Although the Chinese government introduced new laws and regulations to modernize its business, securities and tax systems on January 1, 1994, China does not yet possess a comprehensive body of business law. Because Chinese laws and regulations are relatively new, interpretation, implementation and enforcement of these laws and regulations involve uncertainties and inconsistencies and it may be difficult to enforce contracts. In addition, as the Chinese legal system develops, changes in such laws and regulations, their interpretation or their enforcement may have a material adverse effect on the Company’s business operations. Moreover, interpretative case law does not have the same precedential value in China as in the United States, so legal compliance in China may be more difficult or expensive.

The Company may be subject to fines and legal sanctions imposed by State Administration of Foreign Exchange, “SAFE”, or other Chinese government authorities if it or its Chinese directors or employees fail to comply with recent Chinese regulations relating to employee share options or shares granted by offshore listed companies to Chinese domestic individuals.

On December 25, 2006, the People’s Bank of China, or PBOC, issued the Administration Measures on Individual Foreign Exchange Control, and the corresponding Implementation Rules were issued by SAFE on January 5, 2007. Both of these regulations became effective on February 1, 2007. According to these regulations, all foreign exchange matters relating to employee stock holding plans, share option plans or similar plans with Chinese domestic individuals’ participation require approval from the SAFE or its authorized branch. On March 28, 2007, the SAFE issued the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule. Under the Stock Option Rule, Chinese domestic individuals who are granted share options or shares by an offshore listed company are required, through a Chinese agent or Chinese subsidiary of the offshore listed company, to register with the SAFE and complete certain other procedures. As the Company is an offshore listed company, its Chinese domestic directors and employees who may be granted share options or shares shall become subject to the Stock Option Rule. Under the Stock Option Rule, employees stock holding plans, share option plans or similar plans of offshore listed companies with Chinese domestic individuals’ participation must be filed with the SAFE. After the Chinese domestic directors or employees exercise their options, they must apply for the amendment to the registration with the SAFE. As of December 31, 2025, the Company has completed such SAFE registration and other related procedures according to PRC law. If the Company or its Chinese domestic directors or employees fail to comply with these regulations in the future, the Company or its Chinese domestic directors or employees may be subject to fines or other legal sanctions imposed by the SAFE or other Chinese government authorities.

Capital outflow policies in China may hamper the Company’s ability to declare and pay dividends to its shareholders.

China has adopted currency and capital transfer regulations. These regulations may require the Company to comply with complex regulations for the movement of capital. Although the Company’s management believes that it will be in compliance with these regulations, should these regulations or the interpretation of them by courts or regulatory agencies change, the Company may not be able to pay dividends to its shareholders outside of China. In addition, under current Chinese law, the Company’s joint-ventures and wholly-owned enterprise in China must retain a reserve equal to 10% of its net income after taxes, not to exceed 50% of its registered capital. Accordingly, this reserve will not be available to be distributed as dividends to the Company’s shareholders. The Company presently does not intend to pay dividends for the foreseeable future. The Company’s board of directors intends to follow a policy of retaining all of the Company’s earnings to finance the development and execution of its strategy and the expansion of the Company’s business.

The recent state government interference into business activities of U.S.-listed Chinese companies may negatively impact our operations.

Recently, the Chinese government announced that it would step up supervision of Chinese companies listed on foreign exchanges. China intends to improve regulation of cross-border data flows and security, crack down on illegal activity in the securities market and punish fraudulent securities issuance, market manipulation and insider trading. China will also check sources of funding for securities investment and control leverage ratios. The Cyberspace Administration of China has also opened a cybersecurity probe into several U.S.-listed tech companies focusing on anti-monopoly, financial technology regulation and more recently, with the passage of the Data Security Law, how companies collect, store, process and transfer data. If the Chinese government’s interference expands, our operations may be negatively impacted in a significant way, although, presently, there is no discernible immediate impact.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 16, 2021, the PCAOB issued the HFCAA Determination Report, according to which our previous auditor was subject to the determinations that the PCAOB is unable to inspect or investigate completely. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our shares would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our shares may be prohibited from trading in the United States under The Holding Foreign Companies Accountable Act (“HFCAA”) in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our previous auditor was subject to that determination. In April 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 10-K for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2025.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our shares. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The non-U.S. activities of the Company’s non-U.S. subsidiaries may be subject to U.S. taxation.

The majority of the Company’s subsidiaries are based in China and are subject to income taxes in the PRC. These China-based subsidiaries conduct substantially all of the Company’s operations, and generate most of the Company’s income in China. CAAS is continues to be subject to income tax in the United States. Under applicable U.S. federal income tax law, certain activities conducted in the PRC or other jurisdictions outside of the U.S. may give rise to U.S. corporate income tax. These U.S. taxes would be imposed on CAAS when its subsidiaries that are controlled foreign corporations (“CFCs”) generate income that is subject to Subpart F of the U.S. Internal Revenue Code (“Subpart F”) or considered “global intangible low-taxed income,” or “GILTI”, even if such income is not distributed to CAAS. Passive income, such as rents, royalties, interest, dividends, and gain from disposal of investments, is among the types of income subject to taxation under Subpart F. Any income taxable under Subpart F is taxable in the U.S. at federal corporate income tax rates of up to 21 percent.

GILTI generally refers to foreign income in excess of a deemed return on tangible assets of CFCs, subject to the possible use of foreign tax credits and a deduction equal to 50 percent ( the scheduled 250 deduction) to offset the income tax liability, subject to some limitations.

The United States enacted into law on July 4, 2025, the One Big Beautiful Bill Act (OBBBA). The OBBBA includes provisions modifying the corporate income tax code, including the immediate expensing of domestic research and development expenditures for tax purposes, a decrease of the Section 250 deduction from 50% to 40%, the elimination of QBAI deduction (a 10% exemption for returns on tangible assets like factories), an increase of the Foreign Tax Credit (FTC) rate from 80% to 90%, and an increase in the statutory tax rate on foreign earnings from 10.5% to 12.6%. The law also renamed the provision for taxes on foreign earnings from Global Intangible Low-Taxed Income (GILTI) to Net Controlled Foreign Corporation (CFC) Tested Income (NCTI).

Information technology dependency and cyber security vulnerabilities could lead to reduced revenue, liability claims, or competitive harm.

The Company is dependent on information technology systems and infrastructure, “IT systems”, to conduct its business. The Company’s IT systems may be vulnerable to disruptions from human error, outdated applications, computer viruses, natural disasters, unauthorized access, cyber-attack and other similar disruptions. Any significant disruption, breakdown, intrusion, interruption or corruption of these systems or data breaches could cause the loss of data or intellectual property, equipment damage, downtime, and/or safety related issues and could have a material adverse effect on the Company’s business. The Company has, from time to time, experienced incidents related to its IT systems, and expect that such incidents will continue, including malware and computer virus outbreaks, unauthorized access, systems failures and disruptions. The Company has measures and defenses in place against such events, but the Company may not be able to prevent, immediately detect, or remediate all instances of such events. A material security breach or disruption of the Company’s IT systems could result in theft, unauthorized use, or publication of the Company’s intellectual property and/or confidential business information, harm the Company’s competitive position, disrupt the Company’s manufacturing, reduce the value of the Company’s investment in research and development and other strategic initiatives, impair the Company’s ability to access vendors and suppliers or otherwise adversely affect the Company’s business.

Additionally, the Company believes that utilities and other operators of critical infrastructure that serve the Company’s facilities face heightened security risks, including cyber-attack. In the event of such an attack, disruption in service from the Company’s utility providers could disrupt the Company’s manufacturing operations which rely on a continuous source of power, electrical, gas, etc.

The Company’s business is subject to natural disasters, health epidemics and other catastrophic incidents.

In addition to COVID-19, China has in the past experienced significant natural disasters, including earthquakes, extreme weather conditions, as well as health scares related to epidemic diseases, and any similar event could materially impact the Company’s business in the future. If a disaster or other disruption were to occur in the future that affects the regions where the Company operates its business, the Company’s operations could be materially and adversely affected due to loss of personnel and damage to property. Even if the Company is not directly affected, such a disaster or disruption could affect the operations or financial conditions of the Company’s customers, which could harm the Company’s results of operations.

The recent government interference into business activities of U.S.-listed Chinese companies may negatively impact our operations.

Recently, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which were available to the public on July 6, 2021, which further emphasized their goal to strengthen the cross-border regulatory collaboration, to improve relevant laws and regulations on data security, cross-border data transmission, and confidential information management, and provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures. However, these opinions are newly issued, and there were no further explanations or detailed rules or regulations with respect to such opinions, and there are still uncertainties regarding the interpretation and implementation of these opinions. China intends to improve regulation of cross-border data flows and security, crack down on illegal activity in the securities market and punish fraudulent securities issuance, market manipulation and insider trading. China will also check sources of funding for securities investment and control leverage ratios. The Cyberspace Administration of China has also opened a cyber security probe into several U.S.-listed tech companies focusing on anti-monopoly, financial technology regulation and more recently, with the passage of the Data Security Law, how companies collect, store, process and transfer data. If the Chinese government’s interference expands, our operations may be negatively impacted in a significant way, although, presently, there is no discernible immediate impact.

If the Company becomes directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matters. Any unfavorable results from the investigations could harm our business operations and our reputation.

Recently, U.S. public companies that have substantially all of their operations in China have been subjects of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities, lack of effective internal control over financial reporting, inadequate corporate governance and ineffective implementation thereof and, in many cases, allegations of fraud. As a result of enhanced scrutiny, criticism and negative publicity, the publicly traded stocks of many U.S.-listed Chinese companies have sharply decreased in value and, in some cases, have become virtually worthless or illiquid. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effects the sector-wide investigations will have on the Company. If the Company becomes a subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, the Company will have to expend significant resources to investigate such allegations and defend the Company. If such allegations were not proven to be baseless, the Company would be severely hampered and the price of the stock of the Company could decline substantially. If such allegations were proven to be groundless, the investigation might have significantly distracted the attention of the Company’s management.

Because a majority of our operations are in China, our business is subject to the complex and rapidly evolving laws and regulations there. The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities.

As a business operating in China, we are subject to the laws and regulations of the PRC, which can be complex and which evolve rapidly. The PRC government has the power to exercise significant oversight and discretion over the conduct of our business, and the regulations to which we are subject may change rapidly and with little notice to us or our shareholders. As a result, there remain uncertainties regarding the application, interpretation, and enforcement of new and existing laws and regulations in the PRC. Compliance with the complex and evolving PRC laws, regulations, and regulatory statements may be costly, and such compliance or any associated inquiries or investigations or any other government actions may:

●	Delay or impede our development,
●	Result in negative publicity or increase our operating costs,
●	Require significant management time and attention, and
●	Subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, that restrict or otherwise unfavorably impact the ability or manner in which we conduct our business and could require us to change certain aspects of our business to ensure compliance, could decrease demand for our products, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected as well as materially decrease the value of our securities.

The PRC government has significant oversight over the conduct of the business of our PRC subsidiaries; such oversight could result in a material change in our operations and/or the value of our securities or could significantly limit our ability to offer or continue to offer securities and/or other securities to investors and cause the value of such securities to significantly decline.

The PRC government has significant oversight over the conduct of the business of our PRC subsidiaries and may intervene or influence our operations in mainland China, which may potentially result in a material adverse effect on our operations. The PRC government has recently published new policies that significantly affect certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Intensifying Crack Down on Illegal Securities Activities, which call for strengthened regulation over illegal securities activities and supervision on overseas listings by China-based companies and propose to take effective measures, such as promoting the development of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. The Chinese government has indicated that it may exert more control or influence over offerings of securities conducted overseas. If the Chinese authorities attempt to exercise such control or influence through regulation over our Chinese subsidiaries, we could be required to restructure our operations to comply with such regulations or potentially cease operations in the PRC entirely, which could adversely affect our business, results of operations and financial condition. Moreover, any such action could significantly limit our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline.

Currently, these statements and regulatory actions have had no impact on our daily business operations, the ability to accept foreign investments and list our securities on a U.S. or other foreign exchange. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operations, the ability to accept foreign investments and list our securities on a U.S., Hong Kong, or other stock exchange.

The approval of, or filing or other procedures with, the CSRC or other Chinese regulatory authorities may be required in connection with issuing our equity securities to foreign investors under Chinese law, and, if required, we cannot predict whether we will be able, or how long it will take us, to obtain such approval or complete such filing or other procedures. We are also required to obtain business licenses from Chinese authorities in connection with our general business activities currently conducted in China.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the State Council jointly promulgated the Opinions on Intensifying Crack Down on Illegal Securities Activities, pursuant to which Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and administration of classified information. As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure investors that we will be able to comply with new regulatory requirements relating to our future overseas capital-raising activities and we may become subject to more stringent requirements with respect to matters including data privacy and cross-border investigation and enforcement of legal claims.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, which will come into effect on March 31, 2023. On the same day, the CSRC also published a series of guidelines and Q&As in connection with the implementation of the Trial Measures. The Trial Measures established (i) a list outlining the circumstances where a PRC domestic company is prohibited from offering and listing securities overseas, the “Trial Measures Negative List”, and (ii) a new filing-based regime to regulate overseas offerings and listings by PRC domestic companies. According to the Trial Measures, in connection with an overseas offering of securities, including shares, depository receipts, corporate bonds convertible into shares and other equity securities, and listing by a PRC domestic company, either in a direct or indirect manner, the issuer must file certain documents with the CSRC, the “Trial Measures Filing Obligations”. An indirect offering and listing is determined by a set of quantifiable standards. For example, any overseas offering and listing by an issuer that meets both of the following standards will be deemed to be indirect: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by PRC domestic companies, and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China.

The Trial Measures provide the CSRC with the authority to warn, fine, and issue injunctions against PRC domestic companies, their controlling shareholders, and their advisors in connection with a listing or offering securities, collectively, the “Subject Entities”, as well as individuals directly responsible for these Subject Entities, the “Subject Individuals”. For failure to comply with the Trial Measures Negative List or the Trial Measures Filing Obligations, or materially false or misleading statements in the filing and reporting required by the Trial Measures, PRC domestic companies and their controlling shareholders, if the controlling shareholders induced the PRC domestic companies’ failure to comply, severally, may face warnings, injunctions to comply, and fines between RMB 1.0 million and 10.0 million. The Subject Individuals in these entities may severally, face warnings and fines between RMB 0.5 million and 5.0 million. Advisors in listings or offerings of securities that failed to dutifully advise the PRC domestic companies and their controlling shareholders in complying with the Trial Measures and caused such failures to comply can face warnings and fines between RMB 0.5 million and 5.0 million. The Subject Individuals of these advisor entities may, severally, face warnings and fines between RMB 0.2 million and 2.0 million.

Because our shares are already listed on Nasdaq, we believe will be deemed as an “Existing Issuer” pursuant to the Trial Measures and, accordingly, are not required to complete the filing procedures with the CSRC for our previous securities offerings. Nevertheless, in the event that we conduct any securities issuance or offering that would be captured by the Trial Measures after they come into effect, we will have to complete the filing procedures with the CSRC within three (3) business days following the closing of such securities issuance or offering.

Therefore, in connection with our business operations and the issuance or offering of securities to foreign investors, under currently effective PRC laws, regulations, and rules and taking the Trial Measures into account, as of the date of this annual report, we, our Chinese subsidiaries, (i) are not required to obtain permissions from or complete the filing procedures with the CSRC for our historical issuance or offering of securities to foreign investors which has been completed before the date of implementation of the Trial Measures, but are required to go through filing procedures with CSRC for our issuance or offering of securities, including shares, depository receipts, corporate bonds convertible into shares and other equity securities, to foreign investors if we meet certain conditions set forth in the Trial Measures to be considered as an indirect overseas offering and listing by a PRC domestic company, (ii) are not required to go through cybersecurity review by the CAC for our issuance or offering of securities to foreign investors, and (iii) are not required to obtain any prior permission or approval from any other PRC government authorities for our issuance or offering of securities to foreign investors. If we and our subsidiaries are deemed to be a critical information infrastructure operator, or CIIO, or a network platform operator, whose network product or service purchasing or data processing activities affect or may affect national security, we would be required to go through a cybersecurity review by the CAC.

As of the date of this annual report, neither we nor any of our subsidiaries has been identified as a CIIO by any government authority, involved in any investigations or become subject to a cybersecurity review by the CAC based on the Cybersecurity Review Measures. However, there might remain some uncertainty as to how relevant rules published by the PRC government authorities will be interpreted or implemented, and our opinions summarized above are subject to any new laws, rules, and regulations or detailed implementations and interpretations in any form. We cannot assure you that relevant PRC government authorities, including the CSRC and the CAC, would reach the same conclusion and hence, we may face regulatory actions or other sanctions from them.

Changes in political, business, economic and trade relations between the United States and China may have a material adverse impact on our business, results of operations and financial condition.

We cannot predict the possible changes in the economic, regulatory, social and political environment in the United States and China, nor can we predict their potential impact on political, economic and trade relations between the United States and China and on our business.

The United States and China have imposed new or higher tariffs on goods imported from each other, including tariff increases announced by both countries in early 2025. If the United States or China continues imposing such tariffs, or if additional tariffs or trade restrictions are implemented by the United States or by China, the resulting trade barriers could have a significant adverse impact on our business, including our sales to American customers. The adoption and expansion of tariffs, quotas and embargoes, sanctions, the occurrence of a trade war, or other governmental action related to tariffs or trade agreements or policies, has the potential to adversely impact our sales to American customers, our costs, our suppliers and the world economy in general, which in turn could have a material adverse effect on our business, results of operations and financial condition.

Additionally, China has enacted laws and regulations to respond to foreign sanctions and exterritorial measures. Changes in the laws and regulations of China may have a significant impact on our business, results of operations and financial condition. We cannot foresee whether and how developments in similar policy actions or any other policy actions taken by the U.S. or Chinese government will impact our business and financial performance.

Furthermore, the risks and uncertainties associated with U.S.-China political, business, economic and trade relations may negatively impact investor sentiment towards China-based companies listed in the U.S., which could in turn adversely affect the demand, price and trading volume of our shares.

The PRC government has significant oversight and discretion over the conduct of the business operations of our PRC subsidiaries or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, and may intervene with or influence our operations, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless, as the government deems appropriate to further regulatory, political and societal goals.

The PRC government may intervene or influence the operations of our PRC subsidiaries at any time with little to no advanced notice, which could result in a material change in our operations and/or the value of our securities. For example, the Chinese Government recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding any industry that could adversely affect the business, financial condition and results of operations of the Company. For example, on December 28, 2021, the CAC adopted rules mandating that an issuer who is a “critical information infrastructure operator” or a “data processing operator” as defined therein and who possesses personal information of more than one million users, and intends to have its securities listed for trading in a foreign country must complete a cybersecurity review by the CAC. Alternatively, relevant governmental authorities in the PRC may initiate cyber security review if such governmental authorities determine an operator’s cyber products or services, data processing or potential listing in a foreign country affect or may affect national security. The rules became effective on February 15, 2022. Moreover, on July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transmission, which will come into effect on September 1, 2022, and will regulate the security assessment on the cross-border data transfer by data processor of important data and personal information collected and generated during operations within the PRC. According to these measures, personal data processors will be subject to security assessment conducted by the Cyberspace Administration of China prior to any cross-border transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal data of more than one million persons; (iii) personal information transferred overseas by a data processor that has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of the prior year; or (iv) other circumstances as requested by the Cyberspace Administration of China.

The new CAC rules do not appear to apply to the Company or its subsidiaries at this time. As of the date of this report, (i) the Company does not hold personal information of over one million users; (ii) the Company and its subsidiaries have not been informed by any Chinese governmental authority of any requirement that it file for a cybersecurity review; (iii) data processed in the Company’s business does not have a bearing on national security and may not be classified as core or important data by the PRC governmental authorities; and (iv) none of the Company and its subsidiaries provides any important data, personal information or sensitive personal data outside the territory of PRC, therefore, the Company believes it is not required to pass cybersecurity review of CAC. If the Chinese government’s interference expands, our operations may be negatively impacted in a significant way, although, presently, there is no discernible immediate impact.

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China could adversely affect us.

Our operations in China are governed by the PRC laws and regulations. We may be adversely affected by the complexity, uncertainties and changes in PRC laws and regulations regarding foreign investment and manufacturing, which could have a material adverse effect on our business and our ability to operate our business in China.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have some discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy, than in more developed legal systems. These uncertainties may impede our ability to enforce contracts in China and could materially and adversely affect our business and results of operations.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis, or at all, and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such unpredictability towards our contractual, property and procedural rights could adversely affect our business, and impede our ability to continue our operations and proceed with our future business plans.

It may be difficult to serve the Company with legal process or enforce judgments against the Company or its management.

Most of the Company’s assets are located in China, nine of its directors and officers are non-residents of the United States, and all or substantial portions of the assets of such non-residents are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon such persons to originate an action in the United States. Moreover, there is uncertainty that the courts of China would enforce judgments of U.S. courts against the Company, its directors or officers based on the civil liability provisions of the securities laws of the United States or any state, or an original action brought in China based upon the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

International trade policies, such as tariffs and sanctions, could adversely affect our financial performance.

Due to the interconnectedness of the global economy, policy changes in one area of the world can have an immediate and material adverse impact on markets around the world. Changes in international trade policies, including (i) changes to existing trade agreements; (ii) greater restrictions on free trade generally; and (iii) significant increases in customs duties and tariffs imposed by any country, including those already imposed or to be imposed by the U.S. and retaliatory and other actions by other countries, can adversely affect our financial condition and operating results.

Since his inauguration in January 2025, U.S. President Donald J. Trump has announced various tariffs that impact industries around the world, including the automotive industry. The complexity arises from multiple overlapping tariffs, including the most-favored-nation (MFN) tariffs that apply broadly, the Section 301 tariffs that seek to tackle what the U.S. deems are China’s unfair trade practices, the fentanyl-related tariffs addressing illicit drug trade, and the Section 232 tariffs which are related to national security concerns (mainly on steel, aluminum, and automobiles).

As of the date of this Report, the total tariffs for our products of Chinese-made steering gears exported to the U.S. may be 62.5%, composed of MFN tariffs of 2.5%, Section 301 tariffs of 25%, Section 232 tariffs of 25%, and Section 122 tariffs of 10%. As the U.S. is still negotiating with China on the applicable tariff rates, the tariffs that could adversely impact our business may change in the future.

Our current tariffs include:

(a)	A standard MFN tariff of 2.5% for modern vehicles is applied by the U.S. on imports, typically from World Trade Organization members, when no preferential trade agreement exists. This rate is commonly and broadly applied to passenger vehicles and affects our products.
(b)	Section 301 25% tariffs on imports of automobiles and certain automobile parts, engines, transmissions and electronics into the U.S. from China (the “Automobile Parts Tariff”). The U.S. administration has been negotiating agreements with several countries and has reached agreements with the United Kingdom and Japan that include reductions in the Automobile Parts Tariff to 10% and 15%, respectively.
(c)	On April 3, 2025, the U.S. imposed another 25% tariff on automobiles and automobile parts on all countries. These tariffs are imposed under Section 232 of the Trade Expansion Act of 1962, which authorizes the U.S. president to impose trade restrictions on goods that “threaten to impair” U.S. national security. A 25% Section 232 tariff took effect on May 3, 2025 for auto parts, which include engines and engine parts, transmissions and powertrain parts, electrical components, and parts of passenger vehicles and light trucks classified under specified tariff subheadings. While certain tariffs on Chinese imports were reduced to 10% effective May 14, 2025 through August 12, 2025, it is additive to the other China tariffs discussed in this risk factor.
(d)	On February 20, 2026, the U.S. Supreme Court ruled that President Trump could not use the International Emergency Economic Powers Act (IEEPA) to impose tariffs, striking down the previous tariff structure. In response, the administration immediately invoked Section 122 of the Trade Act of 1974 to impose a new, temporary 10% tariff on almost all imports, effective February 24, 2026. Goods from USMCA partners (Canada and Mexico) that qualify under the agreement are exempt from this new tariff.

The actual impact of these tariffs on our business, financial condition and results of operations is subject to a number of factors that are not yet known or are subject to change, including the effect such tariffs may have on consumer demand and global automotive production volumes, the effective dates and duration of such tariffs, future changes in the amounts and scope of such tariffs, the potential withdrawal of such tariffs in whole or in part, the scope and effective date of any exemptions to such tariffs, any modification to existing exemptions to the tariffs, countermeasures that the target countries may take in response to such tariffs, and the impact such tariffs may have on our customers and our supply chain. We have entered into contractual agreements with our customers to recover some of the tariff costs incurred to date and are implementing certain actions, and considering others, to counter the potential impact of such tariffs on our business, financial condition and results of operations, including studying the impact of current trade and tariff policies on the automotive industry and evaluating our production footprint and alternatives in our supply chain. However, we can provide no assurance that we will continue to be successful in recovering such costs from our customers or that any of these mitigating actions will continue to be successful or will not disrupt and deteriorate our business, operations and financial performance.

China presents unique risks to U.S. automotive manufacturers due to the strain in U.S.-China relations and the level of integration with key components in our global supply chain. It remains unclear what additional actions the current U.S. administration may take with respect to trade issues involving China and other countries.

Further, the U.S. and other governments could impose additional sanctions or export controls that could restrict us from doing business directly or indirectly in or with certain countries or parties, which could include affiliates (e.g., China has imposed tariffs and taken other retaliatory actions in recent months). The current trade environment could impact the status of other trade agreements between the U. S. and other countries. Any of the above factors could impact our supply chain, as well as our operations, and adversely affect our financial condition and operating results.

Item 4.    Information on the Company

A.        History and Development of the Company

Our legal name is China Automotive Systems, Inc. Our principal executive offices are located at No. 1 Henglong Road, Yu Qiao Development Zone, Shashi District, Jing Zhou City, Hubei Province, the People’s Republic of China. Our corporate telephone number is (86) 27-8757-0028. Our agent for service of process in the United States is located at 2546 Elliot Ave, Troy, MI 48083, (248) 577-0353. The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants, including us, that make electronic filings with the SEC using its EDGAR system. The Company makes available free of charge on its web site (www.caasauto.com) all such reports as soon as reasonably practicable after they are filed, but that information is not part of this report or incorporated by reference herein.

The Company’s ordinary shares are issued in registered form. Securities Transfer Corporation in Frisco, Texas is the registrar and transfer agent for the Company’s ordinary shares. As of December 31, 2025, there were 32,338,302 shares of the Company’s ordinary shares (including 2,167,600 shares of the Company’s treasury stock) issued and the Company had approximately 60 shareholders of record.

China Automotive Systems, Inc. was initially incorporated in the State of Delaware on June 29, 1999 under the name of Visions-In-Glass, Inc. On June 26, 2025, the then China Automotive Systems, Inc. (“Old CAAS”) and China Automotive Systems Holdings, Inc., an exempted company incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of the Old CAAS (“CAAS Cayman”) entered into a definitive agreement and plan of merger (the “Merger Agreement”) related to a proposed merger transaction. Under the Merger Agreement and upon the terms and subject to the conditions set forth therein, the Old CAAS merged with and into CAAS Cayman (the “Redomicile Merger”), with CAAS Cayman surviving and changing its name to China Automotive Systems Inc. (the “Company”) and the Old CAAS merged out of existence. Such redomicile merger was completed on September 11, 2025. Following the Redomicile Merger, CAAS Cayman, together with its subsidiaries, owns and continues to conduct the Company’s business in substantially the same manner as is currently being conducted by the Old CAAS and its subsidiaries.

Through its subsidiary, Great Genesis Holdings Limited, “Genesis,” a corporation organized under the laws of the Hong Kong Special Administrative Region, China, it owns interests in eight Sino-joint ventures and seven wholly-owned subsidiaries in the PRC, which manufacture power steering systems and/or related products for different segments of the automobile industry. Genesis also owns interests in a Brazil-based trading company, which engages mainly in the import and sales of automotive parts in Brazil.

Henglong USA Corporation, “HLUSA,” which was incorporated on January 8, 2007 in Troy, Michigan, is a wholly-owned subsidiary of the Company, and mainly engages in marketing of automotive parts in North America, and provides after sales service and research and development, “R&D”, support.

Unless the context indicates otherwise, the Company uses the terms “the Company,” “we,” “our” and “us” to refer to China Automotive collectively on a consolidated basis.

B.        Business Overview

The Company is a holding company and has no significant business operations or assets other than its interest in Genesis and HLUSA. Genesis mainly engages in the manufacture and sale of automotive systems and components through its controlled subsidiaries and the joint ventures, as described below.

Set forth below is an organizational chart as at December 31, 2025.

CHINA AUTOMOTIVE SYSTEMS, INC. [NASDAQ:CAAS]
↓100%											↓100%
Great Genesis Holdings Limited											Henglong USA Corporation
↓
↓100%		↓70%
Hubei		Shenyang
Henglong		Jinbei Henglong
Automotive		Automotive
System Group		Steering System
Co., Ltd.		Co., Ltd.
“Hubei Henglong”[1]		“Shenyang”[2]
↓
↓100%	↓100%	↓100%	↓85%	↓70%	↓94.19%	↓100%	↓60%	↓51%	↓62%	↓100%	↓100%	↓100%		↓100%
Jingzhou	Shashi	Wuhu	Wuhan	Chongqing	CAAS	Hubei	Hubei	Hyoseong	Wuhu	Changchun	Hubei	CAAS		De Yingrun
Henglong	Jiulong	Henglong	Jielong	Henglong	Brazil’s	Henglong	Henglong	(Wuhan)	Hongrun	Hualong	Zhirong	EUROPE		Industrial
Automotive	Power	Automotive	Electric	Hongyan	Imports And	Group	& KYB	Motion	New	Automotive	Automotive	S.r.l.		Co., Ltd.
Parts	Steering	Steering	Power	Automotive	Trade In	Shanghai	Automobile	Mechatronics	Material	Technology	Technology
Co., Ltd.	Gears	System Co.,	Steering Co.,	System Co.,	Automotive	Automotive	Electric	System	Co., Ltd.	Co., Ltd.	Co., Ltd.
	Co., Ltd.	Ltd.	Ltd.	Ltd.	Parts Ltd.	Electronics	Steering	Co., Ltd.
						Research and	System
						Development	Co., Ltd.
Ltd.
				“Chongqing	“Brazil	“Shanghai	“Henglong	“Wuhan	“Wuhu	“Changchun		“CAAS
“Henglong”[3]	“Jiulong”[4]	“Wuhu”[5]	“Jielong”[6]	Henglong”[7]	Henglong”[8]	Henglong”[10]	KYB”[11]	Hyoseong”[12]	Hongrun”[13]	Hualong”[14]	“Zhirong”[15]	EUROPE”[16]	“De Yingrun”[17]
			↓										↓	↓	↓
			↓100%										↓100%	↓100%	↓100%
			Wuhan										Derun	Henglong	CHL Mexico
			Chuguanjie										industry	Mexico	Property
			Automotive										and Trade	Automotive	Management
			Science and										Co.,Ltd.	Systems S.	S. DE R.L.
			Technology											DE R.L. DE	DE C.V.
			Ltd.											C.V.
			“Wuhan										“Derun”[18]	“Henglong	“CHL
			Chuguanjie”[9]											Mexico”[19]	Mexico”[20]
1.	On March 7, 2007, Genesis established Hubei Henglong, formerly known as Jingzhou Hengsheng Automotive System Co., Ltd., its wholly-owned subsidiary, to engage in the production and sales of automotive steering systems. On July 8, 2012, Hubei Henglong changed its name to Hubei Henglong Automotive System Group Co., Ltd.
2.	Shenyang was established in 2002 and focuses on power steering parts for light duty vehicles.
3.	Henglong was established in 1997 and mainly engages in the production of rack and pinion power steering gears for cars and light-duty vehicles.
4.	Jiulong was established in 1993 and mainly engages in the production of integral power steering gears for heavy-duty vehicles.
5.	Wuhu was established in 2006 and mainly engages in the production and sales of automobile steering systems.
6.	Jielong was established in 2006 and mainly engages in the production and sales of automobile steering columns.
7.	On February 21, 2012, Hubei Henglong and SAIC-IVECO Hongyan Company, “SAIC-IVECO,” established a Sino-foreign joint venture company, Chongqing Henglong, to design, develop and manufacture both hydraulic and electric power steering systems and parts.
8.	On August 21, 2012, Brazil Henglong was established as a Sino-foreign joint venture company by Hubei Henglong and two Brazilian citizens, Ozias Gaia Da Silva and Ademir Dal’ Evedove. Brazil Henglong engages mainly in the import and sales of automotive parts in Brazil. In May 2017, the Company obtained an additional 15.84% equity interest in Brazil Henglong for nil consideration. In October 2024, Brazil Henglong changed its Articles. Under the new Articles, the Company’s equity interest in Brazil Henglong was changed to 94.19% from 95.84%. The Company retained its controlling interest in Brazil Henglong and the acquisition of the non-controlling interest was accounted for as an equity transaction.

9.	In May 2014, together with Hubei Wanlong, Jielong formed a subsidiary, Wuhan Chuguanjie Automotive Science and Technology Ltd., “Wuhan Chuguanjie”, which mainly engages in research and development, manufacture and sales of automobile electronic systems and parts. Wuhan Chuguanjie is located in Wuhan, China. In May 2020, Wuhan Chuguanjie merged with another subsidiary, Universal Sensor Application Inc., “USAI”, which was established in 2005 and mainly engages in the production and sales of sensor modules.
10.	In January 2015, Hubei Henglong formed Hubei Henglong Group Shanghai Automotive Electronics Research and Development Ltd., “Shanghai Henglong”, which mainly engages in the design and sale of automotive electronics.
11.	In August 2018, Hubei Henglong and KYB (China) Investment Co., Ltd. (“KYB”) established Hubei Henglong KYB Automobile Electric Steering System Co., Ltd., “Henglong KYB”, which mainly engages in design, manufacture, sales and after-sales service of automobile electronic systems. Hubei Henglong owns 66.6% of the shares of this entity and has consolidated it since its establishment. In March 2024, KYB obtained an additional 6.6% equity interest in Henglong KYB for total consideration of RMB 110.0 million, equivalent to approximately $15.5 million. The Company retained its controlling interest in Henglong KYB.
12.	In March 2019, Hubei Henglong and Hyoseong Electric Co., Ltd. established Hyoseong (Wuhan) Motion Mechatronics System Co., Ltd., “Wuhan Hyoseong”, which mainly engages in the design, manufacture and sales of automotive motors and electromechanical integrated systems. Hubei Henglong owns 51.0% of the shares of Wuhan Hyoseong and has consolidated it since its establishment.
13.	In December 2019, Hubei Henglong formed Wuhu Hongrun New Material Co., Ltd., “Wuhu Hongrun”, which mainly engages in the development, manufacturing and sale of high polymer materials. Hubei Henglong owns 62.0% of the shares of Wuhu Hongrun and has consolidated it since its establishment.
14.	In April 2020, Hubei Henglong acquired 100.0% of the equity interests of Changchun Hualong Automotive Technology Co., Ltd., “Changchun Hualong”, for total consideration of RMB 1.2 million, equivalent to approximately $0.2 million from an entity controlled by Hanlin Chen. Before the acquisition, 52.1% of the shares of Changchun Hualong were ultimately owned by Hanlin Chen and 47.9% of the shares were owned by third parties. Changchun Hualong mainly engages in design and R&D of automotive parts.
15.	In June 2023, Hubei Henglong contributed certain equipment and intangible assets to Hubei Zhirong Automobile Technology Co., Ltd., “Zhirong”, representing 100% of Zhirong’s paid-up capital. Zhirong mainly engages in inspection and testing of automotive products.
16.	In December 2024, Hubei Henglong formed CAAS EUROPE S.r.l., “CAAS EUROPE”, which mainly engages in design, prototyping, development and testing of parts and/or systems aimed at the automotive and commercial vehicle market. Hubei Henglong owns 100% of the shares of CAAS EUROPE and has consolidated it since its established.
17.	In February 2024, Hubei Henglong established De Yingrun Industrial Co., Ltd, “De Yingrun”, in Hong Kong. De Yingrun serves as a holding company for the Company's Mexican operations, began operations in 2025, and has been included in the Company's consolidated financial statements since then.
18.	In February 2024, Hubei Henglong established Derun Industry and Trade Co., Ltd., “Derun”, in Hong Kong. Derun serves as a shareholder of the Mexican companies, began operations in 2025, and has been included in the Company's consolidated financial statements since then.
19.	In May 2024, Hubei Henglong established Henglong Mexico Automotive Systems S. DE R.L. DE C.V., “Henglong Mexico”, through its subsidiary, De Yingrun, to conduct Electric Power Steering System (EPS) business in Mexico, aiming to serve North American clients. Henglong Mexico began operations in 2025 and has been included in the Company's consolidated financial statements since then.
20.	In May 2024, Hubei Henglong established CHL Mexico Property Management S. DE R.L. DE C.V., “CHL Mexico”, through its subsidiary, De Yingrun, to hold the land and real estate assets on behalf of Henglong Mexico. CHL Mexico began operations in 2025 and has been included in the Company's consolidated financial statements since then.

The Company has business relationships with more than sixty vehicle manufacturers, including BYD Auto Co., Ltd., Zhejiang Geely Automobile Co., Ltd., and Chery Automobile Co., Ltd., three of the largest privately owned car manufacturers in China, Chongqing Changan Automobile Co., Ltd., a state-owned car manufacturer in China, SAIC Motor Co., Ltd, FAW Group Co., Ltd and others. All of them are our key customers. For overseas customers, the Company has supplied power steering gear to Stellantis N.V. since 2009 and to Ford Motor Company since 2016.

Our Offerings

The Company offers a full range of steering system parts for passenger automobiles and commercial vehicles. The Company currently offers four separate series of power steering with an annual production capacity of over 8 million sets of steering gears, columns and steering hoses.

Our Principal Markets

The following table summarizes the percentage of sales by major geographic regions (figures are in thousands of US dollars, except for percentages):

	Year Ended December 31,
	2025		2024		2023
Geographic region:
China	518,566	67.8%	443,865	68.2%	374,929	65.1%
United States	125,147	16.3%	107,880	16.6%	111,456	19.3%
Other foreign countries	122,023	15.9%	99,190	15.2%	89,969	15.6%
Total consolidated	765,736	100.0%	650,935	100.0%	576,354	100.0%

The Company’s sales and marketing team has 92 sales persons, which are divided into an OEM team, a sales service team and a working group dedicated to international business. These sales and marketing teams provide a constant interface with the Company’s key customers. They are located in all major vehicle producing regions to more effectively represent the Company’s customers’ interests within the Company’s organization, to promote their programs and to coordinate their strategies with the goal of enhancing overall service and satisfaction. The Company’s ability to support its customers is further enhanced by its broad presence in terms of sales offices, manufacturing facilities, engineering technology centers and joint ventures.

Seasonality

We generally generate more revenue during the first and last quarter of each year, reflecting seasonal fluctuations in the volume of automotive production in China, United States and other foreign countries to which we sell our products.

Technology, Research and Development

The Company’s R&D centers, located in Jingzhou, Wuhan, Changchun, Shanghai, North America and other regions, are in collaboration with major universities and institutions domestically and abroad to actively develop specific systems of new products and technologies, combined with sophisticated clients’ needs to provide critical and cutting-edge technologies and solutions.

Our R&D centers are equipped with advanced R&D equipment for product designs widely using PDM, CAPP, AUTOCAD, CAE and 3D software design tools, American three coordinates measuring instrument, Vehicle/Platform NVH testing equipment, MTS six channels comprehensive test bench, valve balance testing machine and other advanced equipment.

Over the years, through innovative system of technical innovation and micro innovation, R&D center has developed a number of independent core technology and intellectual property rights of high-tech products, creating a unique Henglong innovative research and development process and system.

The Company believes that its engineering and technical expertise, together with its emphasis on continuing research and development, allow it to use the latest technologies, materials and processes to solve problems for its customers and to bring new, innovative products to market. The Company believes that continued research and development activities, including engineering, are critical to maintaining its pipeline of technologically advanced products. The Company has aggressively managed costs in other portions of its business in order to increase its total expenditures for research and development activities, including engineering, at approximately $45.1 million, $27.6 million and $29.2 million for the years ended December 31, 2025, 2024 and 2023, respectively. In 2025, 2024 and 2023, the sales of such newly developed products accounted for about 41.5%, 38.9% and 33.8%, respectively, of total sales.

Competition

The automotive power steering systems market in China is highly competitive, with key participants including leading international automotive suppliers such as Bosch, ZF Friedrichshafen, JTEKT, Nexteer Automotive, and NSK, as well as major domestic manufacturers like Zhejiang Shibao and Bosch Huayu Steering Systems. Competition has intensified further with the rapid adoption of Electric Power Steering (EPS) technology. When selecting suppliers, original equipment manufacturers (OEMs) typically evaluate multiple critical factors, including: technological advancement and reliability of the product, system integration capability, cost competitiveness, localized engineering support and responsiveness, mass production and on-time delivery capacity, quality management systems, track record of past collaboration, and the ability to align with evolving trends such as new energy vehicles (NEVs) and advanced driver-assistance systems (ADAS).

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may not be successful in the highly competitive China automotive market.” For risks relating to competition in our industry.

Branding and Marketing

The Company’s sales and marketing team has 92 sales persons, which are divided into an OEM team, a sales service team and a working group dedicated to international business. These sales and marketing teams provide a constant interface with the Company’s key customers. They are located in all major vehicle producing regions to more effectively represent the Company’s customers’ interests within the Company’s organization, to promote their programs and to coordinate their strategies with the goal of enhancing overall service and satisfaction. The Company’s ability to support its customers is further enhanced by its broad presence in terms of sales offices, manufacturing facilities, engineering technology centers and joint ventures.

The Company’s sales and marketing organization and activities are designed to create overall awareness and consideration of, and therefore to increased sales of the Company’s modular systems and components. To achieve that objective, the Company organized delegations to visit the United States, Korea, India and Japan and has supplied power steering gear to Stellantis N.V., “Stellantis”. Through these activities, the Company has generated potential business interest as a strong base for future development.

The Company’s distribution system covers all of China. The Company has established sales and service offices with certain significant customers to deal with matters related to such customers in a timely fashion. The Company also established distribution warehouses close to major customers to ensure timely deliveries. The Company maintains strict control over inventories. Each of these sales and service offices sends back to the Company, through e-mail or fax, information related to the inventory and customers’ needs. The Company guarantees product delivery in 8 hours for those customers who are located within 200 km from the Company’s distribution warehouses, and 24 hours for customers who are located outside of 200 km from the Company’s distribution warehouses. Delivery time is a very important competitive factor in terms of customer decision making, together with quality, pricing and long-term relationships. The Company has two distribution warehouses in the United States, which are located in Michigan and Texas, respectively. The warehouses deliver parts to customers every day.

Data Privacy and Security

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the State Council jointly promulgated the Opinions on Intensifying Crack Down on Illegal Securities Activities, pursuant to which Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and administration of classified information. There are still uncertainties regarding the interpretation and implementation of such regulatory guidance, and we may become subject to more stringent requirements with respect to matters including data privacy and cross-border investigation and enforcement of legal claims.

Intellectual Property

We believe that we have significant capabilities in the areas of vehicle power steering parts, development, and design. As a result, our success depends, at least in part, on our ability to protect our core technologies and intellectual property rights. To accomplish this, we rely on a combination of patents, patent applications, trade secrets, including employee and third-party nondisclosure agreements, copyright, trademarks, intellectual property licenses and other contractual rights to establish and protect our proprietary rights in our technologies. As of December 31, 2025 we had 348 active patents, of which 65 are inventive ones and 9 are software copyright patent.

Regulations

Regulations on Production

On February 22, 1993, the Standing Committee of the National People’s Congress, or the SCNPC, passed the Product Quality Law of the People’s Republic of China, which was newly amended on December 29, 2018. The law stipulates that enterprises are prohibited from producing and selling industrial products that do not meet the standards and requirements for safeguarding human health and personal or property safety. Producers and sellers shall establish and improve internal product quality management systems and assume responsibility for product quality in accordance with the law. The product quality shall meet the following requirements: (i) there is no unreasonable danger endangering personal and property safety, and if there are national and industrial standards for safeguarding human health and personal and property safety, such standards shall be met; (ii) it has the usable performance that the product should have, unless a description of the defect of the product’s usable performance is provided; (iii) it conforms to the product standards indicated on the product or its packaging, and conforms to the quality status indicated by product descriptions, physical samples, etc.

On June 29, 2002, the SCNPC passed the Production Safety Law of the People’s Republic of China, which was newly amended on June 10, 2021. The Production Safety Law clarifies that enterprises should strengthen safety production management, establish and improve all-employee safety production responsibility systems and safety production rules and regulations, increase safety production funds, materials, technology, and staff input, and improve safe production conditions. A system of investigating the responsibility for production safety accidents shall be implemented.

Regulations on Product Liability

Manufacturers and vendors of defective products in the PRC may incur liability for losses and injuries caused by such products. The Civil Code of the People’s Republic of China was adopted in May 2020 and has become effective since January 1, 2021. According to the Civil Code of the People’s Republic of China, manufacturers or retailers of defective products that cause property damage or physical injury to any person will be subject to civil liability.

The Law of the PRC on the Protection of the Rights and Interests of Consumers was enacted on October 31, 1993 (as amended on August 27, 2009 and October 25, 2013), was enacted to protect the legitimate rights and interests of end-users and consumers and to strengthen the supervision and control of the quality of products. If our products are defective and cause any personal injuries or damage to assets, our customers have the right to claim compensation from us.

Regulation on Environmental Protection

The Environmental Protection Law of the People’s Republic of China was revised and adopted on April 24, 2014, and came into force on January 1, 2015. The law stipulates that enterprises, institutions and other producers and operators shall prevent and reduce environmental pollution and ecological damage and shall be liable for the damage caused. Besides, enterprises should adopt processes and equipment with high resource utilization rate and low pollutant discharge, as well as comprehensive utilization technology of waste and harmless treatment technology of pollutants, so as to reduce the generation of pollutants. Enterprises, institutions and other producers and operators who illegally discharge pollutants will be fined by the environmental protection authorities.

Regulations on Foreign Investment in China

The establishment, operation, and management of companies in China are governed by the PRC Company Law, as amended in 2004, 2005, 2013, 2018 and 2024. The PRC Company Law applies to both PRC domestic companies and foreign-invested companies. The direct or indirect investment activities of a foreign investor shall be governed by the PRC Foreign Investment Law and its implementation rules. The PRC Foreign Investment Law is promulgated by the National People’s Congress on March 15, 2019, and was effective on January 1, 2020, which replaced the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law, and the PRC Wholly Foreign-owned Enterprise Law. The Foreign Investment Law adopts the administrative system of pre-entry national treatment along with a negative list for foreign investments, establishing the basic framework for the access to, and the promotion, protection, and administration of foreign investments in view of investment protection and fair competition.

Pursuant to the Foreign Investment Law, “foreign investments” refers to any direct or indirect investment activities conducted by any foreign individual, enterprise, or organization (collectively referred to as “foreign investors”) in the PRC, which includes any of the following circumstances: (i) foreign investors establishing foreign-invested enterprises, or FIEs, in the PRC solely or jointly with other investors; (ii) foreign investors acquiring shares, equity interests, property portions or other similar rights and interests thereof within the PRC; (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors; and (iv) other forms of investments as defined by laws, regulations, or as otherwise stipulated by the State Council. According to the Foreign Investment Law, the State Council shall promulgate or approve a list of special administrative measures for market access of foreign investment, or the Negative List. The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the Negative List. The Foreign Investment Law provides that foreign investors shall not invest in the “prohibited” industries and shall meet certain requirements as stipulated under the Negative List for investing in “restricted” industries.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, (i) that local governments shall abide by their commitments to the foreign investors; (ii) FIEs are allowed to issue stock and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; (iii) mandatory technology transfer is prohibited; and (iv) the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within the PRC, may be freely remitted inward and outward in RMB or a foreign currency. Also, foreign investors or FIEs should assume legal liabilities for failing to report investment information in accordance with the requirements. Furthermore, the Foreign Investment Law provides that FIEs established prior to the effectiveness of the Foreign Investment Law may maintain their legal form and structure of corporate governance within a five-year transition period from January 1, 2020 to December 31, 2024.

On December 26, 2019, the State Council further issued the Regulation of Implementation the Foreign Investment Law of the PRC, which came into effect on January 1, 2020, and replaced the Regulations on Implementing the PRC Equity Joint Venture Law, Provisional Regulations on the Duration of PRC Equity Joint Venture Law, the Regulations on Implementing the PRC Cooperative Joint Venture Law, and the Regulations on Implementing the PRC Wholly Foreign-owned Enterprise Law. The Regulation for Implementing the Foreign Investment Law of the PRC restates certain principles of the Foreign Investment Law and further provides that, among others, (i) if an FIE established prior to the effective date of the Foreign Investment Law fails to adjust its legal form or governance structure to comply with the provisions of the Companies Law of the PRC or the Partnership Enterprises Law of the PRC, as applicable, and complete amendment registration before January 1, 2025, the enterprise registration authority will not process other registration matters of the FIE and may public such non-compliance thereafter; and (ii) the provisions regarding equity interest transfer and distribution of profits and remaining assets as stipulated in the contracts among the joint venture parties of an FIE established before the effective date of the Foreign Investment Law may, after adjustment of the legal form and governing structure of such FIE, remain binding upon the parties during the joint venture term of the enterprise.

According to the Regulation for Implementation the Foreign Investment Law of the PRC, the registration of foreign-invested enterprises shall be handled by the State Administration for Market Regulation, or the SAMR, or its authorized local counterparts. Where a foreign investor invests in an industry or field subject to special permit or license in accordance with laws, the relevant competent government authorities responsible for granting such permit or license shall review the relevant application of the foreign investor in accordance with the same conditions and procedures applicable to PRC domestic investors unless it is stipulated otherwise by the laws and administrative regulations, and the competent government authority shall not impose discriminatory requirements on the foreign investor in terms of permit or license conditions, application materials, reviewing steps and deadlines, etc. The relevant competent government authority shall not grant the license or permit enterprise registration if the foreign investor intends to invest in the industries or fields as specified in the negative list without satisfying the relevant requirements. In the event that a foreign investor invests in a prohibited field or industry as specified in the negative list, the relevant competent government authority shall order the foreign investor to stop the investment activities, dispose of the shares or assets or take other necessary measures within a specified time limit, and restore to the status prior to the occurrence of the aforesaid investment, and the illegal gains, if any, shall be confiscated. If the investment activities of a foreign investor violate the special administrative measures for access restrictions on foreign investments as stipulated in the negative list, the relevant competent government authority shall order the investor to make corrections within the specified time limit and take necessary measures to meet the relevant requirements. If the foreign investor fails to make corrections within the specified time limit, the aforesaid provisions regarding the circumstance that a foreign investor invests in the prohibited field or industry shall apply.

Pursuant to the Foreign Investment Law and the Implementing Rules, and the Information Reporting Measures for Foreign Investment jointly promulgated by the Ministry of Commerce, or the MOFCOM and the State Administration for Market Regulation, which took effect on January 1, 2020, a foreign investment information reporting system has been established and foreign investors or foreign-invested enterprises shall report investment information to competent commerce departments of the government through the enterprise registration system and the enterprise credit information publicity system, and the administration for market regulation shall forward the above investment information to the competent commerce departments in a timely manner. In addition, the MOFCOM has set up a foreign investment information reporting system to receive and handle the investment information and inter-departmentally shared information forwarded by the administration for market regulation in a timely manner. The foreign investors or foreign-invested enterprises shall report the investment information by submitting reports including initial reports, change reports, deregistration reports and annual reports.

On September 6, 2024, the NDRC and the MOFCOM promulgated the Special Administrative Measures for Access of Foreign Investment (Negative List) (2024 Edition), or the 2024 Negative List, which came into effect on November 1, 2024. In addition, the NDRC and the MOFCOM promulgated the Encouraged Industry Catalogue for Foreign Investment (2022 Edition), or the 2022 Encouraged Industry Catalogue, which was promulgated on October 26, 2022, and came into effect on January 1, 2023. Industries not listed in the 2024 Negative List and 2022 Encouraged Industry Catalogue are generally open for foreign investments unless specifically restricted by other PRC laws. The establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority equity interests in such joint ventures. In addition, foreign investment in projects in a restricted category is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category.

Pursuant to the Provisional Administrative Measures on Establishment and Modifications (Filing) for Foreign Invested Enterprises promulgated by the MOFCOM on October 8, 2016, and amended in 2017 and 2018, establishment and changes of FIEs not subject to approvals under the special entry management measures shall be filed with the relevant commerce authorities. However, as the PRC Foreign Investment Law has taken effect, the MOFCOM and the SAMR jointly approved the Foreign Investment Information Report Measures on December 19, 2019, which has been in effect since January 1, 2020. According to the Foreign Investment Information Report Measures, which repealed the Provisional Administrative Measures on Establishment and Modifications (Filing) for Foreign Invested Enterprises, foreign investors or FIEs shall report their investment-related information to the competent local counterparts of the MOFCOM through Enterprise Registration System and National Enterprise Credit Information Notification System.

Regulations on Leasing

Pursuant to the Law on Administration of Urban Real Estate which took effect on January 1, 1995 with the latest amendment on August 26, 2019, lessors and lessees are required to enter into a written lease contract, containing such provisions as the term of the lease, the use of the premises, liability for rent and repair, and other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration department.

Regulations on PRC Company Law

The formation, operation and management of enterprises in the PRC are governed by the Company Law of the People’s Republic of China (the “Company Law”), which was promulgated by the Standing Committee of the NPC (NPCSC) on December 29, 1993, effective on July 1, 1994, and subsequently amended on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013 and October 26, 2018, respectively. The Company Law also applies to foreign-invested companies. On December 29, 2023, the NPCSC further amended the Company Law, and this amendment mainly improves, optimizes and streamlines the provisions with respect to the company’s establishment and dissolution, corporate governance, capitalization management, and accountability of controlling shareholders and management personnel, and further promotes company’s social responsibilities. This amendment took effective on July 1, 2024.

In accordance with the current regulatory framework governing foreign-invested enterprises in China, China adopts a pre-access national treatment plus negative list management system for foreign-investments. Pursuant to the provisions of the Law of the People’s Republic of China on Foreign Investment, the Special Administrative Measures for Access of Foreign Investment (Negative List) (2024 Edition) issued by the NDRC and the Ministry of Commerce on September 8, 2024, and entered into force on November 1, 2024, are required to adhere to the corresponding pre-investment approval procedures, while, foreign-investments in industries not listed in the Negative List are only required to comply with registration and filing procedures as outlined in the Measures for the Reporting of Foreign Investment Information, which were issued by the Ministry of Commerce and the State Administration for Market Supervision and Administration on December 30, 2019, and came into effect on January 1, 2020.

Regulations on Overseas Listing and Offering

On February 17, 2023, the CSRC released the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and five ancillary interpretive guidelines (collectively, the “Overseas Listing Trial Measures”), which apply to overseas offerings and listing by PRC-based companies, or domestic companies, of equity shares, depository receipts, corporate bonds convertible to equity shares, and other equity securities, and came into effect on March 31, 2023. According to the Overseas Listing Trial Measures, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC, and if a overseas-listed PRC-based issuer issues new securities in the same overseas market after the overseas offering and listing, it is also required to file with the CSRC within three business days after the completion of the issuance; if a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (2) if the a foreign-incorporated issuer meets both of the following conditions, its overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company of the PRC: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding line item in the issuer’s audited consolidated financial statements for the same period; and (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a PRC domestic company seeks to indirectly offer and list securities in an overseas market (including issuance of new securities after its overseas offering and listing), the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC.

Furthermore, in case any of the following major events occurs after the overseas offering and listing, the issuer is also required to report the concrete information to the CSRC within three business days of the occurrence and the announcement of the relevant events: (1) change of control; (2) the foreign securities regulatory body or the relevant competent authority has taken such measures as investigation and punishment; (3) conversion of listing status or listing board; and (4) voluntary of compulsory termination of listing. Where there is any material change in the major business and operation of the issuer after overseas offering and listing, and such change does not fall within the scope of filing, the issuer shall, within three business days of the occurrence of such change, submit a special report and a legal opinion issued by a domestic law firm to the CSRC to explain the relevant situation.

As substantially all of our operations are currently based in the PRC, our future offerings and major changes shall be subject to the foregoing filing procedures under the Overseas Listing Trial Measures. We cannot assure you that we could meet such requirements, obtain such permit from the relevant government authorities, or complete such filing in a timely manner or at all. Any failure may significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, as the Overseas Listing Trial Measures was recently promulgated, there remains substantial uncertainties as to its interpretation and implementation and how it may impact our ability to raise or utilize fund and business operation.

On February 24, 2023, the CSRC and other relevant government authorities promulgated the Provisions on Strengthening the Confidentiality and Archives Administration of Overseas Securities Issuance and Listing by Domestic Enterprises (the “Provision on Confidentiality”), which became effective on March 31, 2023. Pursuant to the Provision on Confidentiality, where a domestic enterprise provides or publicly discloses documents and materials involving state secrets and working secrets of national government authorities (the “State Confidential Information”) to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals, or provides or publicly discloses State Confidential Information through its overseas listing entity, it shall report to the competent governmental department with the examination and approval authority for approval in accordance with the law, and submit to the secrecy administration department of the same level for filing. Domestic enterprises providing accounting archives or copies thereof to entities and individuals concerned such as securities companies, securities service institutions and overseas regulatory authorities shall complete the corresponding procedures pursuant to the relevant national regulations.

Regulations on Foreign Exchange

General Administration of Foreign Exchange

Under the PRC Foreign Currency Administration Rules promulgated by the State Council on January 29, 1996, and last amended on August 5, 2008 and various regulations issued by the SAFE and other relevant PRC government authorities, Renminbi is convertible into other currencies for the purpose of current account items, such as trade related receipts and payments, payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside China for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from the SAFE or its local branches. Payments for transactions that take place within China must be made in Renminbi. Unless otherwise provided by laws and regulations, PRC companies may repatriate foreign currency payments received from abroad or retain the same abroad. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaging in settlement and sale of foreign exchange pursuant to relevant PRC rules and regulations. For foreign exchange proceeds under the capital accounts, approval from the SAFE is required for its retention or sale to a financial institution engaging in settlement and sale of foreign exchange, except where such approval is not required under the relevant PRC rules and regulations.

Regulations Relating to Offshore Investment

On July 4, 2014, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents to Engage in Overseas Investment, Financing and Round-Trip Investment via Special Purpose Vehicles, or SAFE Circular 37, which regulates the relevant matters involving foreign exchange registration for round-trip investment. Under SAFE Circular 37, a PRC resident must register with the local SAFE counterpart before contributing assets or equity interests in an offshore special purpose vehicle, that is directly established or indirectly controlled by such PRC resident for the purpose of conducting investment or financing. In addition, following the initial registration, in the event of any major change in respect of the offshore special purpose vehicle, including, among other things, a change of offshore special purpose vehicle’s PRC resident shareholder(s), the name of the offshore special purpose vehicle, terms of operation, or any increase or reduction of the offshore special purpose vehicle’s capital, share transfer or swap, and merger or division, the PRC resident shall complete the change of foreign exchange registration procedures for offshore investment with the local SAFE counterpart. According to the procedural guideline as attached to SAFE Circular 37, the principle of review has been changed to “the domestic individual resident shall only register the offshore special purpose vehicle directly established or controlled (first level).” At the same time, the SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment with respect to the procedures for SAFE registration under SAFE Circular 37, which became effective on July 4, 2014, as an attachment to SAFE Circular 37. Under the relevant rules, failure to comply with the registration procedures set out in SAFE Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. PRC residents who hold any shares in the company from time to time are required to register with the SAFE in connection with their investments in the company.

On February 13, 2015, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, effective on June 1, 2015, which further amended SAFE Circular 37 by requiring domestic residents to register with qualified banks rather than SAFE or its local counterpart in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

On March 30, 2015, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Reforming the Administration Measures on Conversion of Foreign Exchange Registered Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective on June 1, 2015, according to which the foreign exchange capital of foreign-invested enterprises must be subject to the Discretional Foreign Exchange Settlement, which refers to the foreign exchange capital in the capital account of a foreign-invested enterprise for which the rights and interests of monetary contribution has been confirmed by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operational needs of the foreign-invested enterprise. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital of a foreign-invested enterprise is temporarily determined to be 100%. The Renminbi converted from the foreign exchange capital will be kept in a designated account, and if a foreign-invested enterprise needs to make further payment from such account, it still needs to provide supporting documents and go through the review process with the banks.

SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, on June 9, 2016, which became effective on the same day. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment, or SAFE Circular 28, which became effective on the same day. SAFE Circular 28 allows non-investment foreign- invested enterprises to use their capital funds to make equity investments in China as long as such investments do not violate the currently effective Negative List and the target investment projects are genuine and in compliance with laws. In addition, SAFE Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt, and overseas listing for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments.

For a description of other principal Chinese laws and regulations relating to our businesses, please see Item 3, Key Information, “Permissions Required from the PRC Government Authorities for Our Operations”.

C.          Organizational Structure

For a description of our organizational structure, please see Item 4, Information on the Company, “B. Business Overview.”

D.        Property, Plants and Equipment

The Company’s headquarters are located at No. 1 Henglong Road, Yu Qiao Development Zone, Shashi District, Jing Zhou City Hubei Province, the PRC. Set forth below are the manufacturing facilities operated by each joint venture. The Company has forty-five to fifty years long-term rights to use the lands and buildings (in thousands of USD, except for references to area in square meters).

		Total Area	Building Area	Original Cost of
Name of Entity	Product	(sq.m.)	(sq.m.)	Equipment	Site
Henglong	Automotive Parts	97,982	20,226	$68,710	Jingzhou City, Hubei Province
		13,393	13,707	$—	Wuhan City, Hubei Province
Jiulong	Power Steering Gear	39,478	23,728	$42,791	Jingzhou City, Hubei Province
Shenyang	Automotive Steering Gear	35,354	18,041	$3,531	Shenyang City, Liaoning Province
Chongqing	Power Steering Gear	57,849	22,812	$2,996	Chongqing City
Jielong (1)	Electric Power Steering	—	—	$10,457	Jingzhou City, Hubei Province
Wuhan Chuguanjie	Electric Power Steering	53,675	43,982	$10,215	Wuhan City, Hubei Province
Henglong KYB (1)	Automotive Steering Gear	—	—	$29,399	Jingzhou City, Hubei Province
Hubei Henglong	Automotive Steering Gear	360,485	123,477	$73,765	Jingzhou City, Hubei Province
Wuhu	Automotive Steering Gear	83,705	27,288	$4,934	Wuhu City, Anhui Province
Wuhu Hongrun(1)	High Polymer Materials	—	—	$1,056	Wuhu City, Anhui Province
Total		741,921	293,261	$247,854
(1)	Jielong, Henglong KYB and Wuhu Hongrun do not own land use rights or buildings by themselves. They rent buildings from Jiulong, Hubei Henglong and Wuhu, respectively.

Facilities

For a description of the facilities relating to our businesses, please see Item 4 D: “Property, Plants and Equipment.”

Item 4A Unresolved Staff Comments

None.

Item 5.  Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information - D. Risk Factors” and elsewhere in this annual report.

A.        Operating Results

Overview

China Automotive Systems, Inc., including, when the context so requires, its subsidiaries and the subsidiaries’ interests in the Sino-foreign joint ventures described below, is referred to herein as the “Company.” The Company, through its Sino-foreign joint ventures, engages in the manufacture and sales of automotive systems and components in China. Genesis, a company incorporated on January 3, 2003 under the Companies Ordinance of Hong Kong as a limited liability company, is a wholly-owned subsidiary of the Company. Henglong USA Corporation, “HLUSA,” which was incorporated on January 8, 2007 in Troy, Michigan, is a wholly-owned subsidiary of the Company, and mainly engages in marketing of automotive parts in North America, and provides after sales service and research and development support. Furthermore, the Company owns the following aggregate net interests in the subsidiaries incorporated in the PRC, Brazil, Italy and Mexico as of December 31, 2025 and 2024.

	Percentage Interest
	December 31,
Name of Entity	2025	2024
Shashi Jiulong Power Steering Gears Co., Ltd., “Jiulong”	100.00%	100.00%
Jingzhou Henglong Automotive Parts Co., Ltd., “Henglong”	100.00%	100.00%
Shenyang Jinbei Henglong Automotive Steering System Co., Ltd., “Shenyang”	70.00%	70.00%
Wuhan Jielong Electric Power Steering Co., Ltd., “Jielong”	85.00%	85.00%
Wuhu Henglong Automotive Steering System Co., Ltd., “Wuhu”	100.00%	100.00%
Hubei Henglong Automotive System Group Co., Ltd., “Hubei Henglong”	100.00%	100.00%
Jingzhou Henglong Automotive Technology (Testing) Center, “Testing Center”	—	100.00%
Chongqing Henglong Hongyan Automotive System Co., Ltd., “Chongqing Henglong”	70.00%	70.00%
CAAS Brazil’s Imports and Trade In Automotive Parts Ltd., “Brazil Henglong”	94.19%	94.19%
Wuhan Chuguanjie Automotive Science and Technology Ltd., “Wuhan Chuguanjie”	85.00%	85.00%
Hubei Henglong Group Shanghai Automotive Electronics Research and Development Ltd., “Shanghai Henglong”	100.00%	100.00%
Hubei Henglong & KYB Automobile Electric Steering System Co., Ltd., “Henglong KYB”	60.00%	60.00%
Hyoseong (Wuhan) Motion Mechatronics System Co., Ltd., “Wuhan Hyoseong”	51.00%	51.00%
Wuhu Hongrun New Material Co., Ltd., “Wuhu Hongrun”	62.00%	62.00%
Changchun Hualong Automotive Technology Co., Ltd., “Changchun Hualong”	100.00%	100.00%
Hubei Zhirong Automobile Technology Co., Ltd., “Zhirong”	100.00%	100.00%
CAAS EUROPE S.r.l., “CAAS EUROPE”	100.00%	—
De Yingrun Industrial Co., Ltd., “De Yingrun”	100.00%	100.00%
Derun Industry and Trade Co., Ltd., “Derun”	100.00%	100.00%
Henglong Mexico Automotive Systems S. DE R.L. DE C.V., “Henglong Mexico”	100.00%	100.00%
CHL Mexico Property Management S. DE R.L. DE C.V., “CHL Mexico”	100.00%	100.00%

General Factors Affecting Our Results of Operations

The following are key factors that affect our financial condition and results of operations and we believe them to be important to the understanding of our business:

Raw material supply and prices

The Company uses a broad range of manufactured components and raw materials in its products, including castings, electronic components, finished sub-components, molded plastic parts, fabricated metal, aluminum, steel and resins. Because it may be difficult to pass increased prices for these items on to the Company’s customers, a significant increase in the prices of the Company’s components and materials could materially increase the Company’s operating costs and adversely affect its profit margins and profitability. If we experience any shortage of raw materials or if there are huge increases in the prices of our raw materials, we may not be able to fully utilize our production capacity. The supply and market prices of our raw materials may be adversely affected by intense competition and availability and conditions of supply.

Prices of and demand for our products

The Company’s business relies on automotive vehicle production and sales by its customers, which are highly cyclical and depend on general economic conditions and other factors, including consumer spending and preferences and the price and availability of gasoline. They also can be affected by labor relations issues, regulatory requirements and other factors. In the last two years, the price of automobiles in China has generally declined. Additionally, the volume of automotive production in China has fluctuated from year to year, which gives rise to fluctuations in the demand for the Company’s products. Therefore, any significant economic decline could result in a reduction in automotive production and sales by the Company’s customers and could have a material adverse effect on the Company’s results of operations. Moreover, if the prices of automobiles keep declining, the selling price of automotive parts also would decrease, which would result in lower revenues and profitability.

Pricing pressure from automobile manufacturers

Recently, pricing pressure from automobile manufacturers has been prevalent in the automotive parts industry in China. Virtually all vehicle manufacturers seek price reductions each year. Although the Company has tried to reduce costs and resist price reductions, these reductions have impacted the Company’s sales and profit margins. If the Company cannot offset continued price reductions through improved operating efficiencies and reduced expenditures, price reductions will have a material adverse effect on the Company’s results of operations.

Competition

The automobile parts industry is a highly competitive business. The Company’s customers consider criteria including:

●quality;
●price/cost competitiveness;
●system and product performance;
●reliability and timeliness of delivery;
●new product and technology development capability;
●excellence and flexibility in operations;
●degree of global and local presence;
●effectiveness of customer service; and
●overall management capability.

The Company’s competitors include independent suppliers of parts, as well as suppliers formed by spin-offs from the Company’s customers, who are becoming more aggressive in selling parts to other vehicle manufacturers. Depending on the particular product, the number of the Company’s competitors varies significantly. Many of the Company’s competitors have substantially greater revenues and financial resources than it does, as well as stronger brand names, consumer recognition, business relationships with vehicle manufacturers, and geographic presence than it has. The Company may not be able to compete favorably and increased competition may substantially harm its business, business prospects and results of operations.

Internationally, the Company faces different market dynamics and competition. The Company may not be as successful as its competitors in generating revenues in international markets due to the lack of recognition of its products or other factors. Developing product recognition overseas is expensive and time-consuming and the Company’s international expansion efforts may be more costly and less profitable than it expects. If the Company is not successful in its target markets, its sales could decline, its margins could be negatively impacted and it could lose market share, any of which could materially harm the Company’s business, results of operations and profitability. See “Item 4.B. Information on the Company; Business Overview; Business; Competition” for more information.

Delayed delivery of raw materials, etc.

The Company purchases various types of equipment, raw materials and manufactured component parts from its suppliers. The Company would be materially and adversely affected by the failure of its suppliers to perform as expected. The Company could experience delivery delays or failures caused by production issues or delivery of non-conforming products if its suppliers fail to perform, and it also faces these risks in the event any of its suppliers becomes insolvent or bankrupt.

Environmental and safety compliance

The Company is subject to the requirements of environmental and occupational safety and health laws and regulations in China. The Company cannot provide assurance that it has been or will be at all times in full compliance with all of these requirements, or that it will not incur material costs or liabilities in connection with these requirements. Additionally, these regulations may change in a manner that could have a material adverse effect on the Company’s business, results of operations and financial condition. The capital requirements and other expenditures that may be necessary to comply with environmental requirements could increase and become a material expense of doing business.

Specific Factors Affecting Our Results of Operations

We believe that our results of operations are more directly affected by specific factors relating to our business, which are primarily as follows:

Product liability and warranty claims

The Company may be exposed to product liability and warranty claims if its products actually or allegedly fail to perform as expected or the use of its products results, or is alleged to result, in bodily injury and/or property damage. A product liability claim, regardless of merit or eventual outcome, or a product recall could result in substantial financial losses, civil and criminal liabilities, administrative sanctions, negative reputational repercussions and loss of customers. If our products are found to be defective and our insurance coverage is insufficient to cover a successful claim against us, our financial position and operations may be materially and adversely affected.

The Company started to pay some of its customers’ increased after-sales service expenses due to consumer rights protection policies of “recall” issued by the Chinese government in 2004, such as the recalling flawed vehicles policy. Beginning in 2004, automobile manufacturers unilaterally required their suppliers to pay a “3-R Guarantees” service charge for repair, replacement and refund in an amount of about 1%–5% of the total amount of parts supplied. Accordingly, the Company has experienced and will continue to experience higher after-sales service expenses. Product liability, warranty and recall costs may have a material adverse effect on the Company’s financial condition.

Loss of key officers

The Company’s ability to operate its business and implement its strategies effectively depends on the efforts of its executive officers and other key employees. The Company depends on the continued contributions of its senior management and other key personnel. The Company’s future success also depends on its ability to identify, attract and retain highly skilled technical staff, particularly engineers and other employees with mechanics and electronics expertise, and managerial, finance and marketing personnel. The Company does not maintain a key person life insurance policy on Mr. Hanlin Chen or Mr. Qizhou Wu. The loss of the services of any of the Company’s key employees or the failure to attract or retain other qualified personnel could substantially harm the Company’s business.

Key Components of Results of Operations

Net Revenues

Net product sales were $765.7 million for the year ended December 31, 2025, as compared to $650.9 million for the year ended December 31, 2024, representing an increase of $114.8 million, or 17.6%, mainly due to the Company’s increased sales of electric power steerings, “EPS”.

Cost of Revenues and Operating Expenses

Cost of Revenues

For the year ended December 31, 2025, the cost of sales was $620.3 million, compared with $541.8 million for the year ended December 31, 2024, representing an increase of $78.5 million, or 14.5%. The increase in cost of sales was mainly due to the increase in sales volume and increase in unit cost.

Operating Expenses

General and administrative expenses were $29.7 million for the year ended December 31, 2025, compared with $27.7 million for the year ended December 31, 2024, representing an increase of $2.0 million, mainly due to increased labor insurance expenses.

Taxation

Income tax expense was $11.6 million for the year ended December 31, 2025, compared with $5.9 million for the year ended December 31, 2024, representing an increase of $5.7 million, mainly due to the increase in income before income tax expenses and equity in earnings of affiliated companies.

Critical Accounting Estimates

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amount of revenues and expenses during the reporting periods. Management periodically evaluates the estimates and judgments made. Management bases its estimates and judgments on historical experience and on various factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates as a result of different assumptions or conditions. The following critical accounting policies affect the more significant judgments and estimates used in the preparation of the Company’s consolidated financial statements.

The Company considers an accounting estimate to be critical if:

●	it requires the Company to make assumptions about matters that were uncertain at the time it was making the estimate; and
●	changes in the estimate or different estimates that the Company could have selected would have had a material impact on the Company’s financial condition or results of operations.

The table below presents information about the nature and rationale for the Company critical accounting estimates:

Critical
Balance Sheet	Estimate		Assumptions/Approaches
Caption	Item	Nature of Estimates Required	Used	Key Factors
Long-term investments	Share of the income or losses from the limited partnerships

The Company adjusted the carrying value of these equity method investments based on its share of the income or losses from the limited partnerships. The income or losses of the limited partnerships were primarily attributable to changes in the estimated fair value of the underlying investments held by these limited partnerships.

			The fair value of the underlying investments was determined using valuation techniques based on market approach with inputs, which required significant judgment.	● Relevant market Information ● Historical performance and future development prospects of underlying investments to assist the Company in determining an appropriate valuation methodology

Accrued liabilities and other long-term liabilities	Warranty obligations

Estimating warranty requires the Company to forecast the resolution of existing claims and expected future claims on products sold. OEMs are increasingly seeking to hold suppliers responsible for product warranties, which may impact the Company’s exposure to these costs.

			The Company bases its estimate on historical trends of units sold and payment amounts, combined with its current understanding of the status of existing claims and discussions with its customers.	● OEM sourcing ● OEM policy decisions regarding warranty claims

Property, plant and equipment, intangible assets and other long-term assets	Valuation of long- lived assets and investments

The Company is required, from time-to-time, to review the recoverability of certain of its assets based on projections of anticipated future cash flows, including future profitability assessments of various product lines.

			The Company estimates cash flows using internal budgets based on recent sales data, independent automotive production volume estimates and customer commitments.	● Future production estimates ● Customer preferences and decisions

Accounts receivable	Allowance for doubtful accounts	The Company is required, from time to time, to review the credit of customers and make timely provision of allowance for doubtful accounts.	The Company estimates the collectability of the receivables based on the future cash flows using historical experiences.	● Customer credit

Inventory	Provision for inventory impairment

The Company is required, from time to time, to review the turnover of inventory based on projections of anticipated future cash flows, including provision of inventory impairment for over market price and undesirable inventories.

			The Company compares the market selling prices and costs of inventory and using the lower of cost and net realizable value approach.	● Future production estimates ● Customer preferences and decisions

Deferred income taxes	Recoverability of deferred tax assets	The Company is required to estimate whether recoverability of its deferred tax assets is more likely than not based on forecasts of taxable earnings in the related tax jurisdiction.

The Company uses historical and projected future operating results, based upon approved business plans, including a review of the eligible carry-forward period, tax planning opportunities and other relevant considerations.

● Tax law changes ● Variances in future projected profitability, including by taxing entity

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. The period-to-period comparisons of results of operations should not be relied upon as indicative of future performance.

Selected highlights from our operations (in thousands of U.S. dollars):

	2025	2024	2023
Net product sales	$765,736	$650,935	$576,354
Cost of products sold	620,273	541,751	472,603
Net gain on other sales	3,581	4,303	5,788
Selling expenses	20,692	17,855	15,610
General and administrative expenses	29,660	27,728	25,503
Research and development expenses	45,061	27,649	29,181
Other income, net	7,109	5,776	5,345
Interest expense	1,702	1,813	1,021
Financial (income)/expense, net	(2,362)	87	(4,666)
Income taxes	11,576	5,892	5,137
Net income	51,912	37,899	42,738
Net income attributable to non-controlling interest	9,074	7,897	5,050
Net income attributable to parent company’s common shareholders	42,838	29,979	37,658

Net Product Sales and Cost of Products Sold

For the years ended December 31, 2025, 2024 and 2023, net sales and cost of sales are summarized as follows (figures are in thousands of USD):

	Net Sales			Cost of sales
	2025	2024	2023	2025	2024	2023
Henglong	$365,276	$325,866	$271,501	$331,400	$297,555	$245,733
Jiulong	92,268	71,571	69,926	81,440	61,957	58,120
Wuhu	34,646	44,843	37,851	30,142	45,158	36,542
Hubei Henglong	121,598	105,426	115,883	98,332	87,736	98,210
Henglong KYB	234,988	188,221	147,989	200,314	164,608	127,713
Brazil Henglong	68,708	51,013	48,255	54,620	42,490	39,690
Other Entities	163,945	138,520	112,131	135,754	114,468	90,491
Total segment	1,081,429	925,460	803,536	932,002	813,972	696,499
Eliminations	(315,693)	(274,525)	(227,182)	(311,729)	(272,221)	(223,896)
Total	765,736	650,935	576,354	620,273	541,751	472,603

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Net Revenues

Net product sales were $765.7 million for the year ended December 31, 2025, as compared to $650.9 million for the year ended December 31, 2024, representing an increase of $114.8 million, or 17.6%, mainly due to the Company’s increased sales of electric power steerings, “EPS”.

Net sales of traditional steering products were $448.2 million for the year ended December 31, 2025, compared to $397.9 million for 2024, representing an increase of $50.3 million, or 12.6%. Net sales of EPS were $317.5 million for the year ended December 31, 2025, compared to $253.0 million for 2024, representing an increase of $64.5 million, or 25.5%. As a percentage of net sales, the sales of EPS were 41.5% for the year ended December 31, 2025, compared to 38.9% for 2024.

The increase in net product sales was mainly due to the offsetting effects of the increase in sales volume of passenger vehicles and decline in demand of commercial vehicles.

Further analysis is as follows:

—	Henglong mainly engages in providing passenger vehicle steering systems. Net sales for Henglong were $365.3 million for the year ended December 31, 2025, compared with $325.9 million for the year ended December 31, 2024, representing an increase of $39.4 million, or 12.1%. The increase was mainly due to the increase in sales volume of products used in passenger vehicles.

—	Jiulong mainly engages in providing commercial vehicle steering systems. Net sales for Jiulong were $92.3 million for the year ended December 31, 2025, compared with $71.6 million for the year ended December 31, 2024, representing an increase of $20.7 million, or 28.9%. The increase was mainly due to the growth demand of commercial vehicles.

—	Wuhu mainly engages in providing vehicle steering systems to Chery Automobile Co., Ltd., “Chery”, one of the major automotive manufacturers in China. Net sales for Wuhu were $34.6 million for the year ended December 31, 2025, compared with $44.8 million for the year ended December 31, 2024, representing a decrease of $10.2 million, or 22.7%. The decrease was mainly due to the decrease sales volume of products used in passenger vehicles from Chery.

—	Hubei Henglong mainly engages in providing vehicle steering systems to Stellantis N.V. and Ford. Net sales for Hubei Henglong were $121.6 million for the year ended December 31, 2025, compared with $105.4 million for the year ended December 31, 2024, representing an increase of $16.2 million, or 15.3%. The increase was mainly due to the increase in sales volume of products used in passenger vehicles from Ford.

—	Henglong KYB mainly engages in providing passenger EPS products. Net sales for Henglong KYB were $235.0 million for the year ended December 31, 2025, compared with $188.2 million for the year ended December 31, 2024, representing an increase of $46.8 million, or 24.8%. The increase was mainly due to the increase in sales volume of EPS products used in passenger vehicles.

—	Brazil Henglong mainly provides steering systems to Stellantis in Brazil. Net product sales for Brazil Henglong were $68.7 million for the year ended December 31, 2025, compared to $51.0 million for the year ended December 31, 2024, representing an increase of $17.7 million, or 34.7%. The increase was mainly due to the increase in demand of Stellantis in Brazil.

—	Net product sales for other entities were $163.9 million for the year ended December 31, 2025, compared with $138.5 million for the year ended December 31, 2024, representing an increase of $25.4 million, or 18.4%. The increase was mainly due to the increases in sales volume from Wuhan Hyoseong.

Operating Costs and Expenses-Costs of Sales

For the year ended December 31, 2025, the cost of sales was $620.3 million, compared with $541.8 million for the year ended December 31, 2024, representing an increase of $78.5 million, or 14.5%. The increase in cost of sales was mainly due to the increase in sales volume and increase in unit cost. Further analysis is as follows:

—	Cost of sales for Henglong was $331.4 million for the year ended December 31, 2025, compared to $297.6 million for the year ended December 31, 2024, representing an increase of $33.8 million, or 11.4%. The increase was mainly due to the increase in sales volumes and the increase in unit cost.

—	Cost of sales for Jiulong was $81.4 million for the year ended December 31, 2025, compared to $62.0 million for the year ended December 31, 2024, representing an increase of $19.4 million, or 31.4%. The increase was mainly due to the increase in sales volumes and the increase in unit cost.

—	Cost of sales for Wuhu was $30.1 million for the year ended December 31, 2025, compared to $45.2 million for the year ended December 31, 2024, representing a decrease of $15.1 million, or 33.3%. The decrease was mainly due to the decrease in sales volumes and the increase in unit cost.

—	Cost of sales for Hubei Henglong was $98.3 million for the year ended December 31, 2025, compared to $87.7 million for the year ended December 31, 2024, representing an increase of $10.6 million, or 12.1%. The increase was mainly due to the increase in sales volumes and the increase in unit cost.

—	Cost of sales for Henglong KYB was $200.3 million for the year ended December 31, 2025, compared to $164.6 million for the year ended December 31, 2024, representing an increase of $35.7 million, or 21.7%. The increase was mainly due to the increase in sales volumes and the increase in unit cost.

—	Cost of products sold for Brazil Henglong was $54.6 million for the year ended December 31, 2025, compared to $42.5 million for the year ended December 31, 2024, representing an increase of $12.1 million, or 28.5%. The increase was mainly due to the increase in sales volumes.

—	Cost of products sold for other entities was $135.8 million for the year ended December 31, 2025, compared to $114.5 million for the year ended December 31, 2024, representing an increase of $21.3 million, or 18.6%. The increase was mainly due to the increase in sales volumes.

Gross margin was 19.0% for the year ended December 31, 2025, which has increased compared with 16.8% for the year ended December 31, 2024, mainly due to the change in product mix.

Selling Expenses

For the years ended December 31, 2025 and 2024, selling expenses are summarized as follows (figures are in thousands of USD):

	Year Ended December 31,
	2025	2024	Increase/(Decrease)	Percentage
Transportation expense	$6,052	$6,106	$(54)	(0.9)%
Marketing and office expense	7,413	4,839	2,574	53.2
Salaries and wages	3,603	3,510	93	2.6
Warehousing and inventory handling expenses	3,468	3,028	440	14.5
Other expense	156	372	(216)	(58.1)
Total	$20,692	$17,855	$2,837	15.9%

Selling expenses were $20.7 million for the year ended December 31, 2025, compared to $17.9 million for the year ended December 31, 2024, representing an increase of $2.8 million, or 15.9%, which was mainly due to an increase in marketing and office expense caused by the increased sales in 2025.

General and Administrative Expenses

For the years ended December 31, 2025 and 2024, general and administrative expenses are summarized as follows (figures are in thousands of USD):

	Year Ended December 31,
	2025	2024	Increase/(Decrease)	Percentage
Salaries and wages	$12,817	$12,802	$15	0.1%
Allowances for credit losses	(594)	(953)	359	(37.7)
Office expense	4,783	5,806	(1,023)	(17.6)
Labor insurance expense	4,215	2,299	1,916	83.3
Depreciation and amortization expense	1,761	1,782	(21)	(1.2)
Listing expenses (1)	1,308	1,384	(76)	(5.5)
Property and other taxes	2,031	2,717	(686)	(25.2)
Maintenance and repair expenses	1,640	1,431	209	14.6
Other expense	1,699	460	1,239	269.3
Total	$29,660	$27,728	$1,932	7.0%
(1)	Listing expenses consisted of the costs associated with legal, accounting and auditing fees for operating a public company.

General and administrative expenses were $29.7 million for the year ended December 31, 2025, compared to $27.7 million for the year ended December 31, 2024, representing an increase of $2.0 million, or 7.0%, which was mainly due to the increased labor insurance expenses.

Research and Development Expenses

Research and development expenses, “R&D” expenses, were $45.1 million for the year ended December 31, 2025, as compared to $27.6 million for the year ended December 31, 2024, representing an increase of $17.5 million, or 63.0%, which was mainly due to the increase in salary expenses and miscellaneous expenses related to R&D, caused by the increase in R&D actives and increased headcount of R&D departments.

Interest Expense

Interest expense was $1.7 million for the year ended December 31, 2025, which remains stable compared with $1.8 million for the year ended December 31, 2024.

Other income, net

Other income, net was $7.1 million for the year ended December 31, 2025, as compared to $5.8 million for the year ended December 31, 2024, representing an increase of $1.3 million, or 23.1%, which was mainly due to the increase from government subsidies.

Financial (Income)/Expense, net

Financial income, net was $2.4 million for the year ended December 31, 2025, as compared to financial expense, net of $0.09 million for the year ended December 31, 2024, representing an increase in financial income of $2.4 million, which was primarily due to an increase in foreign exchange gains due to foreign exchange volatility.

Income Taxes

Income tax expense was $11.6 million for the year ended December 31, 2025, as compared to $5.9 million for the year ended December 31, 2024, representing an increase of $5.7 million, mainly due to the increase of income before income tax expenses and equity in earnings of affiliated companies and effective tax rate.

Net Income/(loss) Attributable to Non-controlling Interests

Net income attributable to non-controlling interests amounted to $9.1 million for the year ended December 31, 2025, compared to net loss attributable to non-controlling interests of $7.9 million for the year ended December 31, 2024, representing an increase in net income attributable to non-controlling interests of $1.2 million.

Net Income Attributable to Parent Company’s Common Shareholders

Net income attributable to parent company’s common shareholders was $42.8 million for the year ended December 31, 2025, compared to $30.0 million for the year ended December 31, 2024, representing an increase in net income attributable to parent company’s common shareholders of $12.8 million.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Net Revenues

Net product sales were $650.9 million for the year ended December 31, 2024, as compared to $576.4 million for the year ended December 31, 2023, representing an increase of $74.5 million, or 12.9%, mainly due to the Company’s increased sales of electric power steerings, “EPS”.

Net sales of traditional steering products were $397.9 million for the year ended December 31, 2024, which is generally consistent with $381.6 million for 2023. Net sales of EPS were $253.0 million for the year ended December 31, 2024, compared to $194.8 million for

2023, representing an increase of $58.2 million, or 29.9%. As a percentage of net sales, the sales of EPS were 38.9% for the year ended December 31, 2024, compared to 33.8% for 2023.

The increase in net product sales was mainly due to the offsetting effects of the increase in sales volume of passenger vehicles and decline in demand of commercial vehicles.

Further analysis is as follows:

—	Henglong mainly engages in providing passenger vehicle steering systems. Net sales for Henglong were $325.9 million for the year ended December 31, 2024, compared with $271.5 million for the year ended December 31, 2023, representing an increase of $54.4 million, or 20.0%. The increase was mainly due to the increase in sales volume of products used in passenger vehicles.
—	Jiulong mainly engages in providing commercial vehicle steering systems. Net sales for Jiulong were $71.6 million for the year ended December 31, 2024, compared with $69.9 million for the year ended December 31, 2023, representing an increase of $1.7 million, or 2.4%. The increase was mainly due to the increasing demand of commercial vehicles.
—	Wuhu mainly engages in providing vehicle steering systems to Chery Automobile Co., Ltd., “Chery”, one of the major automotive manufacturers in China. Net sales for Wuhu were $44.8 million for the year ended December 31, 2024, compared with $37.9 million for the year ended December 31, 2023, representing an increase of $6.9 million, or 18.2%. The increase was mainly due to the increase sales volume of products used in passenger vehicles from Chery.
—	Hubei Henglong mainly engages in providing vehicle steering systems to Stellantis N.V. and Ford. Net sales for Hubei Henglong were $105.4 million for the year ended December 31, 2024, compared with $115.9 million for the year ended December 31, 2023, representing a decrease of $10.5 million, or 9.0%. The decrease was mainly due to the decrease in sales volume of products used in passenger vehicles from Stellantis N.V.
—	Henglong KYB mainly engages in providing passenger EPS products. Net sales for Henglong KYB were $188.2 million for the year ended December 31, 2024, compared with $148.0 million for the year ended December 31, 2023, representing an increase of $40.2 million, or 27.2%. The increase was mainly due to the increase in sales volume of EPS products used in passenger vehicles.
—	Brazil Henglong mainly provides steering systems to Stellantis N.V. Net product sales for Brazil Henglong were $51.0 million for the year ended December 31, 2024, compared to $48.3 million for the year ended December 31, 2023, representing an increase of $2.7 million, or 5.7%. The increase was mainly due to the increase in demand of Stellantis N.V.
—	Net product sales for other entities were $138.5 million for the year ended December 31, 2024, compared with $112.1 million for the year ended December 31, 2023, representing an increase of $26.4 million, or 23.5%. The increase was mainly due to the increases in sales volume from Wuhan Hyoseong.

Operating Costs and Expenses-Cost of Sales

For the year ended December 31, 2024, the cost of sales was $541.8 million, compared with $472.6 million for the year ended December 31, 2023, representing an increase of $69.2 million, or 14.6%. The increase in cost of sales was mainly due to the increase in sales volume and increase in unit cost. Further analysis is as follows:

—	Cost of sales for Henglong was $297.6 million for the year ended December 31, 2024, compared to $245.7 million for the year ended December 31, 2023, representing an increase of $51.9 million, or 21.1%. The increase was mainly due to the increase in sales volumes and the increase in unit cost.
—	Cost of sales for Jiulong was $62.0 million for the year ended December 31, 2024, compared to $58.1 million for the year ended December 31, 2023, representing an increase of $3.9 million, or 6.6%. The increase was mainly due to the increase in sales volumes and the increase in unit cost.

—	Cost of sales for Wuhu was $45.2 million for the year ended December 31, 2024, compared to $36.5 million for the year ended December 31, 2023, representing an increase of $8.7 million, or 23.6%. The increase was mainly due to the increase in sales volumes and the increase in unit cost.
—	Cost of sales for Hubei Henglong was $87.7 million for the year ended December 31, 2024, compared to $98.2 million for the year ended December 31, 2023, representing a decrease of $10.5 million, or 10.7%. The decrease was mainly due to the decrease in sales volumes and the increase in unit cost.
—	Cost of sales for Henglong KYB was $164.6 million for the year ended December 31, 2024, compared to $127.7 million for the year ended December 31, 2023, representing an increase of $36.9 million, or 28.9%. The increase was mainly due to the increase in sales volumes and the increase in unit cost.
—	Cost of products sold for Brazil Henglong was $42.5 million for the year ended December 31, 2024, compared to $39.7 million for the year ended December 31, 2023, representing an increase of $2.8 million, or 7.1%. The increase was mainly due to the increase in sales volumes.
—	Cost of products sold for other entities was $114.5 million for the year ended December 31, 2024, compared to $90.5 million for the year ended December 31, 2023, representing an increase of $24.0 million, or 26.5%. The increase was mainly due to the increase in sales volumes.

Gross margin was 16.8% for the year ended December 31, 2024, which has decreased compared with 18.0% for the year ended December 31, 2023, mainly due to the price cutting requirements from OEMs.

Selling Expenses

For the years ended December 31, 2024 and 2023, selling expenses are summarized as follows (figures are in thousands of USD):

	Year Ended December 31,
	2024	2023	Increase/(Decrease)	Percentage
Transportation expense	$6,106	$5,705	$401	7.0%
Marketing and office expense	4,839	3,526	1,313	37.2
Salaries and wages	3,510	3,249	261	8.0
Warehousing and inventory handling expenses	3,028	2,508	520	20.7
Other expense	372	622	(250)	(40.2)
Total	$17,855	$15,610	$2,245	14.4%

Selling expenses were $17.9 million for the year ended December 31, 2024, compared to $15.6 million for the year ended December 31, 2023, representing an increase of $2.2 million, or 14.4%, which was mainly due to an increase in marketing and office expense.

General and Administrative Expenses

For the years ended December 31, 2024 and 2023, general and administrative expenses are summarized as follows (figures are in thousands of USD):

	Year Ended December 31,
	2024	2023	Increase/(Decrease)	Percentage
Salaries and wages	$12,802	$11,216	$1,586	14.1%
Allowances for credit losses	(953)	1,564	(2,517)	(160.9)
Office expense	5,806	4,121	1,685	40.9
Labor insurance expense	2,299	2,199	100	4.5
Depreciation and amortization expense	1,782	1,928	(146)	(7.6)
Listing expenses (1)	1,384	1,303	81	6.2
Property and other taxes	2,717	1,597	1,120	70.1
Maintenance and repair expenses	1,431	1,012	419	41.4
Other expense	460	563	(103)	(18.3)
Total	$27,728	$25,503	$2,225	8.7%
(1)	Listing expenses consisted of the costs associated with legal, accounting and auditing fees for operating a public company.

General and administrative expenses were $27.7 million for the year ended December 31, 2024, as compared to $25.5 million for the year ended December 31, 2023, representing an increase of $2.2 million, or 8.7%, which was mainly due to the increase of salaries and wages, office expense, property and other taxes.

Research and Development Expenses

Research and development expenses, “R&D” expenses, were $27.6 million for the year ended December 31, 2024, as compared to $29.2 million for the year ended December 31, 2023, representing a decrease of $1.6 million, or 5.2%, which was mainly due to the decreased miscellaneous expenses related to R&D.

Other Income, Net

Other income, net was $5.8 million for the year ended December 31, 2024, as compared to $5.3 million for the year ended December 31, 2023, representing an increase of $0.5 million, which was mainly due to the increase from government subsidies.

Interest Expense

Interest expense was $1.8 million for the year ended December 31, 2024, which increases $0.8 million compared with $1.0 million for the year ended December 31, 2023.

Financial Expense/(Income), net

Financial expense, net was $0.09 million for the year ended December 31, 2024, as compared to financial income, net of $4.7 million for the year ended December 31, 2023, representing an increase in financial expense of $4.8 million, which was primarily due to an increase in the foreign exchange losses due to the foreign exchange volatility.

Income Taxes

Income tax expense was $5.9 million for the year ended December 31, 2024, as compared to $5.1 million for the year ended December 31, 2023, representing an increase of $0.8 million, or 14.7%, which was mainly due to the valuation allowance reversed and a one-time income tax expense settlement for the subsidiaries in the PRC and the U.S. this year.

Net Income/(loss) Attributable to Non-controlling Interests

Net income attributable to non-controlling interests amounted to $7.9 million for the year ended December 31, 2024, compared to net income attributable to non-controlling interests of $5.1 million for the year ended December 31, 2023, representing an increase in net income attributable to non-controlling interests of $2.8 million.

Net Income Attributable to Parent Company’s Common Shareholders

Net income attributable to parent company’s common shareholders was $30.0 million for the year ended December 31, 2024, compared to $37.7 million for the year ended December 31, 2023, representing a decrease in net income attributable to parent company’s common shareholders of $7.7 million.

Inflation

China’s economy has experienced rapid growth recently, mostly through the issuance of debt. Debt-induced economic growth can lead to growth in the money supply and rising inflation. If prices for the Company’s products rise at a rate that is insufficient to compensate for the rise in the cost of supplies, it may harm the Company’s profitability. In order to control inflation, the Chinese government has imposed controls on bank credit, limits on loans for fixed assets and restrictions on state bank lending. Such policies can lead to a slowing of economic growth. Rises in interest rates by the central bank would likely slow economic activity in China which could, in turn, materially increase the Company’s costs and also reduce demand for the Company’s products. Inflation does not materially affect our business or the results of our operations.

Recent Accounting Pronouncements

Information regarding new accounting pronouncements is included in Note 2 to the Consolidated Financial Statements.

B.       Liquidity and Capital Resources

Cash Flows and Working Capital

Capital Resources and Use of Cash

The Company has historically financed its liquidity requirements from a variety of sources, including short-term borrowings under bank credit agreements, bankers’ acceptances, issuances of capital stock and notes and internally generated cash. As of December 31, 2025, the Company had cash and cash equivalents and short-term investments of $177.9 million, compared with $84.5 million as of December 31, 2024, representing an increase of $93.4 million.

The Company had working capital, total current assets less total current liabilities, of $196.7 million as of December 31, 2025, compared with $146.2 million as of December 31, 2024, representing an increase of $50.5 million, or 34.6%.

Except for the expected distribution of dividends from the Company’s PRC subsidiaries to the Company in order to fund the payment of the one-time transition tax due to the U.S. Tax Reform and the special cash dividend in August 2024, the Company intends to indefinitely reinvest the funds in subsidiaries established in the PRC.

Based on our liquidity assessment, we believe that our current cash position, cash flow from operations and proceeds from our financing activities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for the foreseeable future and for at least 12 months subsequent to the filing of this annual report.

Capital Source

The Company’s capital source is multifaceted, such as bank loans and banks’ acceptance facilities. In financing activities and operating activities, the Company’s banks require the Company to sign line of credit agreements and repay such facilities within one to two years. On the condition that the Company can provide adequate mortgage security and has not violated the terms of the line of credit agreement, such facilities can be extended for another one to two years.

The Company had short-term loans of $81.3 million, long-term loans of $5.7 million (See Note 11) and bankers’ acceptance notes payable of $128.3 million as of December 31, 2025.

The Company currently expects to be able to obtain similar bank loans, i.e., RMB loans, and bankers’ acceptance facilities in the future if it can provide adequate mortgage security following the termination of the above-mentioned agreements, see the table under “Bank Arrangements” below for more information. If the Company is not able to do so, it will have to refinance such debt as it becomes due or repay that debt to the extent it has cash available from operations or from the proceeds of additional issuances of capital stock. Due to a depreciation of assets, the value of the mortgages securing the above-mentioned bank loans and banker’s acceptances is expected to be reduced by approximately $18.4 million over the next 12 months. If the Company wishes to maintain the same amount of bank loans and banker’s acceptances in the future, it may be required by the banks to provide additional mortgages of $18.4 million as of the maturity date of such line of credit agreements, see the table under “Bank Arrangements” below for more information. The Company can still obtain lines of credit with a reduction of $12.2 million, which is 66.1%, the mortgage ratio, of $18.4 million, if it cannot provide additional mortgages. The Company expects that the reduction in bank loans will not have a material adverse effect on its liquidity.

Bank Facilities

As of December 31, 2025, the principal outstanding under the Company’s credit facilities and lines of credit was as follows (figures are in thousands of USD).

					Assessed
		Due	Amount	Amount	Mortgage
	Bank	Date	Available (2)	Used (3)	Value (4)
1. Comprehensive credit facilities	China CITIC Bank (1)	Jun-26	101,013	85,067	25,637

2. Comprehensive credit facilities	Shanghai Pudong Development Bank(1)	Dec-26	56,909	8,856	20,929

3. Comprehensive credit facilities	Hubei Bank(1)	Aug-26	24,187	13,487	26,530

4. Comprehensive credit facilities	Agricultural Bank of China	Mar-26	14,227	1,280	—

5. Comprehensive credit facilities	China Constitution Bank(1)	Dec-26	22,052	6,025	—

6. Comprehensive credit facilities	China Merchants Bank(1)	Jun-26	14,227	14,419	—

7. Comprehensive credit facilities	Bank of China(1)	Nov-25	14,227	12,787	—

8. Comprehensive credit facilities	China Everbright Bank(1)	Dec-25	4,268	—	4,268

9. Comprehensive credit facilities	Hankou Bank(1)	Sep-26	14,227	813	—

13. Comprehensive credit facilities	Industrial and Commercial Bank of China(1)	Jul-26	18,211	8,252	—
Total			$283,548	$150,986	$77,364
(1)	The comprehensive credit facilities with China CITIC Bank are guaranteed by Henglong and Hubei Henglong in addition to the above pledged assets. The comprehensive credit facilities with Shanghai Pudong Development Bank are guaranteed by Henglong and Hubei Henglong in addition to the above pledged assets. The comprehensive credit facilities with Hubei Bank are guaranteed by Chen Hanlin in addition to the above pledged assets. The comprehensive credit facilities with China Merchants Bank are guaranteed by Hubei Henglong. The comprehensive credit facilities with Bank of China are guaranteed by Hubei Henglong. The comprehensive credit facilities with Hankou Bank are guaranteed by Hubei Henglong. The comprehensive credit facilities with China Everbright Bank are guaranteed by Hubei Henglong in addition to the above pledged assets.

(2)	“Amount available” is used for the drawdown of bank loans and issuance of bank notes at the Company’s discretion. If the Company elects to utilize the facility by issuance of bank notes, additional collateral is requested to be pledged to the bank.

(3)	“Amount used” represents the credit facilities used by the Company for the purpose of bank loans, notes payable or derivatives during the facility contract period. The loans or notes payable under the credit facilities will remain outstanding regardless of the expiration of the relevant credit facilities until the separate loans or notes payable expire. The amount used includes bank loans of $36.4 million, notes payable of $76.3 million and letter of credit of $38.3 million as of December 31, 2025.

(4)	In order to obtain lines of credit, the Company needs to pledge certain assets to banks. As of December 31, 2025, the pledged assets included property, plant and equipment and land use rights with an aggregate assessed value of $117.1 million.

The Company may request the banks to issue notes payable or bank loans within its credit line using a 365-day revolving line.

The Company renewed its existing short-term loans and borrowed new loans during 2025 at annual interest rates ranging from 0.45% to 7.44%, and the Company’s loan terms range from 3 months to 36 months. The large spread in interest rates was due to the different lenders. Pursuant to the comprehensive credit line arrangement, the Company pledged and guaranteed:

1.	Land use rights and buildings with an assessed value of approximately $27.2 million as security for its comprehensive credit facility with China CITIC Bank Wuhan Branch.
2.	Land use rights and buildings with an assessed value of approximately $14.6 million as security for its revolving comprehensive credit facility with Shanghai Pudong Development Bank.
3.	Equipment with an assessed value of approximately $66.3 million as security for its revolving comprehensive credit facility with Hubei Bank.
4.	Land use rights and buildings with an assessed value of approximately $9.0 million as security for its revolving comprehensive credit facility with China Everbright Bank.

Cash Requirements

The following table summarizes the Company’s expected cash outflows resulting from financial contracts and commitments. The Company has not included information on its recurring purchases of materials for use in its manufacturing operations. These amounts are generally consistent from year to year, closely reflecting the Company’s levels of production, and are not long-term in nature (being less than three months in length).

	(in thousands of USD)
		Less than 1			More than 5
	Total	year	1-3 years	3-5 years	Years
Loans including interest payable	$87,742	$81,963	$5,779	$—	$—
Notes payable (1)	128,293	128,293	—	—	—
Obligation for investment contract (2)	2,703	1,992	711	—	—
Other contractual purchase commitments, including service agreements	34,427	30,746	3,681	—	—
Total	$253,165	$242,994	$10,171	$—	$—
(1)	Notes payable do not bear interest.
(2)	In July 2024, Hubei Henglong entered into an agreement with other parties to establish an associate company, Shanghai IAT. According to the agreement, Hubei Henlong shall contribute a total capital of RMB 20.0 million, equivalent to approximately $2.8 million. As of December 31, 2025, Hubei Henglong has paid RMB 10.0 million, equivalent to approximately $1.4 million, representing 25.0% of Shanghai IAT’s equity. The remaining consideration of RMB 10.0 million, equivalent to approximately $1.4 million, will be paid within two years after December 31, 2025.

In June 2023, Hubei Henglong entered into an agreement with other parties to establish a limited partnership, Suzhou Mingzhi. According to the agreement, Hubei Henlong shall contribute a total capital of RMB 30.0 million, equivalent to approximately $4.2 million. As of December 31, 2025, Hubei Henglong has paid RMB 21.0 million, equivalent to approximately $2.9 million, representing 19.74% of Suzhou Mingzhi’s equity. The remaining consideration of RMB 9.0 million, equivalent to approximately $1.3 million, will be paid in 2026.

Short-term Loans and Long-term Loans

The following table summarizes the contract information of short-term borrowings between the banks and the Company as of December 31, 2025 (figures are in thousands of USD).

			Borrowing		Annual	Date of
Bank		Borrowing	Term		Interest	Interest
Government	Purpose	Date	(Months)	Principal	Rate	Payment	Due Date
Bank of China (1)	Working Capital	31-Mar-25	12	4,268	2.30%	Pay monthly	30-Mar-26

Industrial and Commercial Bank of China (1)	Working Capital	27-Jan-25	12	3,984	2.30%	Pay monthly	26-Jan-26

China CITIC Bank	Working Capital	27-Nov-25	12	5,122	2.35%	Pay monthly	27-Nov-26

China CITIC Bank	Working Capital	14-Jul-25	12	5,122	2.45%	Pay monthly	14-Jul-26

China CITIC Bank	Working Capital	16-Jun-25	12	5,122	2.45%	Pay quarterly	16-Jun-26

China CITIC Bank (1)	Working Capital	22-Jan-25	12	4,268	2.35%	Pay monthly	21-Jan-26

Bank of China	Working Capital	30-Apr-25	12	2,843	2.30%	Pay semiannually	30-Apr-26

China CITIC Bank	Working Capital	14-Jul-25	24	712	2.50%	Pay semiannually	13-Jul-27

China CITIC Bank	Working Capital	28-Jul-25	25	712	2.50%	Pay semiannually	13-Jul-27

China CITIC Bank	Working Capital	26-Aug-25	24	4,268	2.45%	Pay semiannually	26-Aug-27

China CITIC Bank	Working Capital	29-Aug-25	12	7,967	1.10%	Pay semiannually	27-Aug-26

China CITIC Bank (1)	Working Capital	18-Mar-25	12	6,829	1.40%	Pay semiannually	18-Mar-26

Bank of China (1)	Working Capital	25-Mar-25	12	4,780	1.40%	Pay semiannually	24-Mar-26

Industrial and Commercial Bank of China (1)	Working Capital	1-Apr-25	12	4,268	1.65%	Pay semiannually	19-Mar-26

China CITIC Bank (1)	Working Capital	20-Jan-25	12	4,553	1.45%	Pay semiannually	20-Jan-26

China CITIC Bank (1)	Working Capital	18-Mar-25	12	3,784	1.40%	Pay semiannually	18-Mar-26

China CITIC Bank	Working Capital	29-Aug-25	12	4,837	1.10%	Pay semiannually	28-Aug-26

Bank of China	Working Capital	1-Sep-25	12	1,280	1.20%	Pay in arrear	24-Aug-26

China CITIC Bank (1)	Working Capital	11-Aug-25	6	142	0.95%	Pay in arrear	31-Jan-26

China CITIC Bank (1)	Working Capital	15-Aug-25	5	179	0.95%	Pay in arrear	23-Jan-26

China CITIC Bank (1)	Working Capital	15-Aug-25	5	144	0.95%	Pay in arrear	8-Jan-26

China CITIC Bank	Working Capital	15-Aug-25	4	284	0.95%	Pay in arrear	28-Nov-25

China CITIC Bank	Working Capital	25-Aug-25	3	142	1.00%	Pay in arrear	30-Nov-25

China CITIC Bank (1)	Working Capital	25-Sep-25	4	799	0.80%	Pay in arrear	8-Jan-26

China CITIC Bank (1)	Working Capital	25-Sep-25	4	381	0.80%	Pay in arrear	8-Jan-26

China CITIC Bank (1)	Working Capital	17-Oct-25	5	709	0.65%	Pay in arrear	28-Mar-26

China CITIC Bank (1)	Working Capital	23-Oct-25	5	426	0.63%	Pay in arrear	28-Mar-26

China CITIC Bank (1)	Working Capital	13-Nov-25	3	57	0.58%	Pay in arrear	22-Feb-26

China CITIC Bank (1)	Working Capital	13-Nov-25	3	17	0.58%	Pay in arrear	22-Feb-26

China CITIC Bank (1)	Working Capital	13-Nov-25	3	3	0.58%	Pay in arrear	5-Feb-26

China CITIC Bank (1)	Working Capital	13-Nov-25	3	8	0.58%	Pay in arrear	20-Feb-26

China CITIC Bank (1)	Working Capital	13-Nov-25	4	7	0.58%	Pay in arrear	28-Feb-26

China CITIC Bank (1)	Working Capital	13-Nov-25	3	2	0.58%	Pay in arrear	22-Feb-26

China CITIC Bank (1)	Working Capital	13-Nov-25	4	810	0.58%	Pay in arrear	28-Feb-26

China CITIC Bank (1)	Working Capital	13-Nov-25	4	96	0.58%	Pay in arrear	28-Feb-26

China CITIC Bank (1)	Working Capital	13-Nov-25	4	142	0.58%	Pay in arrear	28-Feb-26

China CITIC Bank (1)	Working Capital	13-Nov-25	4	736	0.58%	Pay in arrear	28-Feb-26

China CITIC Bank (1)	Working Capital	11-Oct-25	4	50	0.65%	Pay in arrear	31-Jan-26

China CITIC Bank (1)	Working Capital	11-Oct-25	4	9	0.65%	Pay in arrear	31-Jan-26

China CITIC Bank (1)	Working Capital	11-Oct-25	4	227	0.65%	Pay in arrear	31-Jan-26

China CITIC Bank (1)	Working Capital	11-Oct-25	4	43	0.65%	Pay in arrear	31-Jan-26

China CITIC Bank (1)	Working Capital	11-Oct-25	4	282	0.65%	Pay in arrear	31-Jan-26

China CITIC Bank (1)	Working Capital	11-Oct-25	4	695	0.45%	Pay in arrear	25-Jan-26

China CITIC Bank (1)	Working Capital	11-Oct-25	3	2	0.45%	Pay in arrear	23-Jan-26

China CITIC Bank (1)	Working Capital	11-Oct-25	3	194	0.45%	Pay in arrear	23-Jan-26

China CITIC Bank (1)	Working Capital	11-Oct-25	4	713	0.45%	Pay in arrear	29-Jan-26

China CITIC Bank (1)	Working Capital	11-Oct-25	3	2	0.45%	Pay in arrear	23-Jan-26

China CITIC Bank (1)	Working Capital	11-Oct-25	4	105	0.45%	Pay in arrear	29-Jan-26

China CITIC Bank (1)	Working Capital	11-Oct-25	4	68	0.45%	Pay in arrear	28-Jan-26

China CITIC Bank (1)	Working Capital	11-Oct-25	3	189	0.45%	Pay in arrear	18-Jan-26

China CITIC Bank (1)	Working Capital	11-Oct-25	3	13	0.45%	Pay in arrear	18-Jan-26

China CITIC Bank (1)	Working Capital	11-Oct-25	3	8	0.45%	Pay in arrear	22-Jan-26

China CITIC Bank (1)	Working Capital	11-Oct-25	3	178	0.45%	Pay in arrear	22-Jan-26

China CITIC Bank (1)	Working Capital	11-Oct-25	3	621	0.45%	Pay in arrear	17-Jan-26

China CITIC Bank (1)	Working Capital	11-Oct-25	3	1	0.45%	Pay in arrear	17-Jan-26

China CITIC Bank (1)	Working Capital	11-Oct-25	3	5	0.45%	Pay in arrear	18-Jan-26

China CITIC Bank (1)	Working Capital	11-Oct-25	3	46	0.45%	Pay in arrear	22-Jan-26

China CITIC Bank (1)	Working Capital	11-Oct-25	4	11	0.45%	Pay in arrear	30-Jan-26

China CITIC Bank (1)	Working Capital	11-Oct-25	3	28	0.45%	Pay in arrear	22-Jan-26

China CITIC Bank (1)	Working Capital	11-Oct-25	4	4	0.45%	Pay in arrear	29-Jan-26

China CITIC Bank (1)	Working Capital	11-Oct-25	3	237	0.45%	Pay in arrear	17-Jan-26

China CITIC Bank (1)	Working Capital	11-Oct-25	3	68	0.45%	Pay in arrear	21-Jan-26

China CITIC Bank (1)	Working Capital	11-Oct-25	4	114	0.45%	Pay in arrear	24-Jan-26

China CITIC Bank (1)	Working Capital	28-Sep-25	4	14	0.00%	Pay in arrear	31-Jan-26

China CITIC Bank (1)	Working Capital	20-Nov-25	5	142	0.70%	Pay in arrear	13-Apr-26

China CITIC Bank (1)	Working Capital	20-Nov-25	4	142	0.50%	Pay in arrear	29-Mar-26

China CITIC Bank (1)	Working Capital	20-Nov-25	4	426	0.50%	Pay in arrear	28-Mar-26

China CITIC Bank (1)	Working Capital	20-Nov-25	4	142	0.50%	Pay in arrear	5-Mar-26

China CITIC Bank (1)	Working Capital	20-Nov-25	5	284	0.70%	Pay in arrear	11-Apr-26

China CITIC Bank (1)	Working Capital	20-Nov-25	5	284	0.70%	Pay in arrear	12-Apr-26

China CITIC Bank (1)	Working Capital	24-Sep-25	4	184	0.80%	Pay in arrear	18-Jan-26

China CITIC Bank (1)	Working Capital	24-Sep-25	4	397	0.80%	Pay in arrear	22-Jan-26

China CITIC Bank (1)	Working Capital	24-Sep-25	4	142	0.80%	Pay in arrear	24-Jan-26

Bank of China (1)	Working Capital	24-Dec-25	4	142	1.08%	Pay in arrear	13-Apr-26

Bank of China (1)	Working Capital	24-Dec-25	4	284	1.08%	Pay in arrear	13-Apr-26

Bank of China	Working Capital	24-Dec-25	4	118	1.08%	Pay in arrear	27-Apr-26

Bank of China	Working Capital	24-Dec-25	5	283	1.08%	Pay in arrear	13-May-26

Bank of China (1)	Working Capital	24-Dec-25	4	170	1.08%	Pay in arrear	20-Apr-26

Banco Safra S/A	Working Capital	6-Jul-23	36	107	7.21%	Pay monthly	6-Jul-26

Banco Safra S/A	Working Capital	29-Jun-23	36	55	7.44%	Pay monthly	29-Jun-26

Total				87,032
(1)	These bank loans were repaid during January to April 2026 when they became due.

The Company must use the loans for the purpose described and repay the principal outstanding on the specified date in the table. If it fails to do so, it will be charged additional 30% to 100% penalty interest.

The Company had complied with such financial covenants as of December 31, 2025.

Notes Payable

The following table summarizes the contract information of issuing notes payable between the banks and the Company as of December 31, 2025 (figures are in thousands of USD):

			Amount Payable on
Purpose	Term (Months)	Due Date	Due Date
Working Capital (1)	6	Jan-2026	21,016
Working Capital (1)	6	Feb-2026	19,094
Working Capital (1)	6	Mar-2026	19,669
Working Capital	6	Apr-2026	17,069
Working Capital	6	May-2026	23,396
Working Capital	6	Jun-2026	28,049
Total			$128,293
(1)	The notes payable were repaid in full on their respective due dates.

The Company must use notes payable for the purpose described in the table. If it fails to do so, the banks will no longer issue the notes payable, and it may have an adverse effect on the Company’s liquidity and capital resources. The Company has to deposit a sufficient amount of cash on the due date of notes payable for payment to the suppliers. If the bank has advanced payment for the Company, it will be charged an additional 50% penalty interest. The Company complied with such financial covenants as of December 31, 2025, and management believes it will continue to comply with them.

Cash flows

(a)Operating Activities

Net cash provided by operating activities for the year ended December 31, 2025 was $111.6 million, compared to net cash provided by operating activities of $9.8 million for the year ended December 31, 2024, representing an increase in net cash inflows by $101.8 million, which was mainly due to the offsetting impact of (1) the increase in net income by $14.0 million, (2) the decrease in the cash inflows from movements of accounts and notes receivable by $68.1 million, (3) the increase in the cash outflows from movements of accounts and notes payable by $9.7 million, and (4) a combination of other factors contributing an increase of cash inflows by $10.0 million, including the increase in the cash outflows from movements of accrued expenses and other payables by $4.2 million.

Net cash provided by operating activities for the year ended December 31, 2024 was $9.8 million, compared to net cash provided by operating activities of $19.9 million for the year ended December 31, 2023, representing a decrease in net cash inflows by $10.1 million, which was mainly due to the offsetting impact of (1) the decrease in net income excluding non-cash items by $4.8 million, (2) the decrease in the cash inflows from movements of accounts and notes receivable by $27.0 million, (3) the increase in the cash outflows from movements of accounts and notes payable by $18.4 million, and (4) a combination of other factors contributing an increase of cash outflows by $3.3 million, including the increase in the cash outflows from movements of accrued expenses and other payables by $15.9 million.

(b) Investing Activities

Net cash used in investing activities for the year ended December 31, 2025 was $31.5 million, as compared to net cash used by investing activities of $77.9 million in 2024, representing a decrease in cash outflows by $46.4 million, which was mainly due to the net effect of (1) a decrease in purchase of short-term investments and long-term time deposits of $45.7 million, (2) a decrease in cash received from property, plant and equipment sales $20.3 million, (3) an increase in proceeds from maturities of short-term investments by $9.1 million, (4) a decrease in the investment under equity method by $4.8 million, and (5) a combination of other factors contributing to an increase of cash inflows by $7.1 million, including a decrease in the payment to acquire property, plant and equipment by $6.5 million.

Net cash used in investing activities for the year ended December 31, 2024 was $77.9 million, as compared to net cash used by investing activities of $28.6 million in 2023, representing an increase in cash outflows by $49.3 million, which was mainly due to the net effect of (1) an increase in purchase of short-term investments and long-term time deposits by $9.3 million, (2) a decrease in proceeds from maturities of short-term investments by $33.8 million, (3) a decrease in cash received from long-term investments by $3.0 million , (4) a combination of other factors contributing to a decrease of cash inflows by $3.2 million, including an increase in the payment to acquire property, plant and equipment by $25.4 million, and an increase in cash received from property, plant and equipment sales by $17.7 million.

(c) Financing Activities

Net cash provided in financing activities for the year ended December 31, 2025 was $11.5 million, as compared to net cash provided in financing activities of $17.4 million for 2024, representing a decrease in inflows by $5.9 million, which was mainly due to the net effect of (1) a decrease in proceeds from bank loans by $48.1 million, (2) an increase in repayment of bank loans and loans by $37.6 million, (3) an increase in dividends payment to the common shareholders by $20.2 million, (4) a decrease in cash received from capital contributions by a non-controlling interest holder by $15.5 million, and (5) a combination of other factors contributed an increase of cash inflows by $0.1 million.

Net cash provided in financing activities for the year ended December 31, 2024 was $17.4 million, as compared to net cash provided in financing activities of $6.8 million for 2023, representing an increase in inflows by $10.6 million, which was mainly due to the net effect of (1) an increase in proceeds from bank loans by $18.6 million, (2) an increase in dividends payment to the common shareholders by $22.4 million, (3) an increase in cash received from capital contributions by a non-controlling interest holder by $12.0 million, and (4) a combination of other factors contributed an increase of cash inflows by $2.3 million.

Material Cash Requirements

None.

Holding Company Structure

Overview

The Company almost has no operations independent of those of Genesis and its subsidiaries, and the Company’s principal assets are its investments in Genesis and its subsidiaries and affiliates. As a result, the Company is dependent upon the performance of Genesis and its subsidiaries and will be subject to the financial, business and other factors affecting Genesis as well as general economic and financial conditions. As substantially all of the Company’s operations are, and will be, conducted through its subsidiaries, the Company will be dependent on the cash flow of its subsidiaries to meet its obligations.

Because virtually all of the Company’s assets are, and will be, held by operating subsidiaries, the claims of the Company’s shareholders will be structurally subordinate to all existing and future liabilities, obligations and trade payables of such subsidiaries. In the event of the Company’s bankruptcy, liquidation or reorganization, its assets and those of its subsidiaries will be available to satisfy the claims of the Company’s shareholders only after all of its and its subsidiaries’ liabilities and obligations have been paid in full.

Dividend Distributions

Although the Company announced and paid a special cash dividend of $0.80 per common share to the Company’s shareholders of record as of the close of business on July 30, 2024, it does not anticipate paying any other cash dividends in the foreseeable future. The Company currently intends to retain future earnings, if any, to finance operations and the expansion of its business. Any future determination to pay cash dividends will be at the discretion of the Company’s board of directors and will be based upon the Company’s financial condition, operating results, capital requirements, plans for expansion, restrictions imposed by any financing arrangements and any other factors that the Company’s board of directors deems relevant.

C.       Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company; B. Business Overview; Technology, Research and Development” and “Item 4. Information on the Company; B. Business Overview; Intellectual Property.”

D.       Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2025 to December 31, 2025 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.       Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects; A. Operating Results; Critical Accounting Estimates.”

Item 6.     Directors, Senior Management and Employees

A.       Directors and Senior Management

The following table and text set forth the names and ages of all directors and executive officers of the Company as of December 31, 2025. The board of directors is comprised of only one class. All of the directors will serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal. Also provided herein are brief descriptions of the business experience of each director and executive officer during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the federal securities laws.

Directors and Officer Appointees	Age	Position/Title
Hanlin Chen	68	Chairman of the Board

Guangxun Xu	74	Director

Robert Wei Cheng Tung	69	Director

Tao Liu	60	Director

Qizhou Wu	61	Chief Executive Officer and Director

Jie Li	56	Chief Financial Officer

Andy Tse	54	Senior Vice President

Haimian Cai	61	Vice President

Henry Chen	35	Vice President

BIOGRAPHIES OF DIRECTORS AND EXECUTIVE OFFICERS

Hanlin Chen has served as the chairman of the board of directors and an executive officer of the Company since March 2003. From 1993 to 1997, Mr. Chen was the general manager of Shashi Jiulong Power Steering Gears Co., Ltd. Since 1997, he has been the chairman of the Board of Henglong Automotive Parts, Ltd. Mr. Hanlin Chen is the brother-in-law of the Company’s senior vice president, Mr. Andy Tse, and he is the father of vice president of the Company, Mr. Henry Chen.

Guangxun Xu has served as an independent director of the Company since December 2009. He is the chairman of the audit committee, a member of the compensation committee and the nominating committee. Mr. Xu has been the Chief Representative of NASDAQ in China and a managing director of the NASDAQ Stock Market International, Asia for over ten (10) years. He will be an independent director of China Supply Chain Holdings Limited from December 15, 2025 to December 14, 2026. With a professional career in the finance field spanning over thirty (30) years, Mr. Xu’s practice focuses on providing package services on U.S. and U.K. listings, advising on and arranging for private placements, PIPEs, IPOs, pre-IPO restructuring, M&A, corporate and project finance, corporate governance, post-IPO IR compliance and risk control.

Robert Wei Cheng Tung has served as an independent director of the Company since September 2024. He is the chairman of the nominating committee, a member of the compensation committee and the nominating committee. He served as an independent director of the Company from September 2003 to July 2019. Mr. Tung has been engaging in the real and commodity trading and consultation in the energy sector in the past fifteen years. Mr. Tung was granted the Grand China sales representative position from TRI Products, Inc., a well-known North American scrap metals, scrap plastics, and spent battery supplier. Mr. Tung was the managing director of North-South Resource International Ltd. which consults on the trading of crude oil, fuel oil, diesel and jet fuels. During the pandemic, Mr. Tung had introduced a Chinese company in Taiwan to set up a manufacturing facility to produce facial masks, medical gloves and gowns, and other medical supplies in the State of New Jersey. Collaboration with a European infrastructure engineering firm, Mr. Tung has assisted the firm to locate financiers to sell their minerals excavations rights in gold, cobalt and other minerals in The Democratic Republic of the Congo to potential partner and buyer.

Tao Liu has served as an independent director of the Company since June 2025. He was the CEO and executive board director of Joyson Safety Systems from 2021 to 2023. He served various positions at Nexteer Automotive from 2006 to 2021. He was the Global COO and SVP, then president from 2016 to 2021. Before that he was the China COO, then Asia Pacific Region president from 2006 to 2016. He was the China Operations Director of Metaldyne China from 2005 to 2006. He was the Asia Pacific regional operational excellence director at Eaton Hydraulic Division in 2004. Mr. Liu served various roles in the Delphi Automotive Asia Pacific region from 1997 to 2004. He was the Asia Pacific Regional Delphi Manufacturing System manager from 2002 to 2004. Prior to that, he was the manufacturing engineer, maintenance supervisor, then operations manager in the Delphi Shanghai Chassis and Steering Systems plant. He was an electrical engineer at Shanghai Machine Tool Works from 1987 to 1996. Mr. Liu graduated from Tsinghua University in Beijing with a bachelor’s degree in electrical engineering in 1987 and received a Master of Business Administration from Purdue University in 2001. Mr. Tao Liu was elected as a Director to succeed Mr. Tong Kooi Teo at the Company’s annual meeting held on June 25, 2025 and sits on the Company’s audit committee, compensation committee and nominating committee. He is the chairman of the compensation committee.

Qizhou Wu has served as a director since March 2003 and as the chief executive officer of the Company since September 2007. He served as chief operating officer from 2003 to 2007. He was the executive general manager of Shashi Jiulong Power Steering Gears Co., Ltd. from 1993 to 1999 and the general manager of Henglong Automotive Parts Co., Ltd. from 1999 to 2002. Mr. Wu graduated from Tsinghua University in Beijing with a master’s degree in automobile engineering.

Jie Li has served as the chief financial officer of the Company since September 2007. Prior to that position he served as the corporate secretary from December 2004. Prior to joining the Company in September 2003, Mr. Li was the assistant president of Jingzhou Jiulong Industrial Inc. from 1999 to 2003 and the general manager of Jingzhou Tianxin Investment Management Co. Ltd. from 2002 to 2003. Mr. Li has a bachelor’s degree from the University of Science and Technology of China. He also completed his graduate studies in economics and business management at the Hubei Administration Institute.

Andy Tse has served as a senior vice president of the Company since March 2003. He has also served as chairman of the board of Shenyang. He was the vice GM of Jiulong from 1993 to 1997 and the vice GM of Henglong. Mr. Tse has over 10 years of experience in automotive parts sales and strategic development. Mr. Tse has an MBA from the Renmin University of China. He is brother-in-law to Hanlin Chen.

Haimian Cai was an independent director of the Company from September 2003 to December 2009, and also a member of the Company’s audit, compensation and nominating committees. Dr. Cai is a technical specialist in the automotive industry. Prior to that, Dr. Cai was a staff engineer in ITT Automotive Inc. Dr. Cai has written more than fifteen technical papers and co-authored a technical book regarding the Powder Metallurgy industry for automotive application. Dr. Cai has more than ten patents including pending patents. Dr. Cai holds a B.S. Degree in Automotive Engineering from Tsinghua University and a M.S. and Ph. D. in manufacturing engineering from Worcester Polytechnic Institute. Since December 2009, Dr. Cai has not served as independent director and member of the Company’s audit committee, compensation and nominating committees because he was nominated as vice president of the Company.

Henry Chen has served as a vice president of the Company since August 2023. Prior to that position he served in Hubei Henglong Automotive System Co., Ltd. as the executive vice president from February 2023 to August 2023, the assistant to president from January 2021 to January 2023 and the European regional business director from July 2017 to January 2021. Mr. Chen was the investment manager of Suzhou Qingyan Capital from June 2016 to June 2017. Mr. Chen holds a B.S. Degree in History and Political Science and a M.S. in Global History from University of Warwick. He is the son of Hanlin Chen.

Employment Agreements

Each of our executive officers has entered into an employment agreement with the Company. The employment agreements set forth their respective base salary levels, subject to annual adjustment by the compensation committee or the board of directors, as the case may be. The employment agreements also provide that each of these executive officers is eligible to receive a discretionary bonus, which is linked to annual corporate and individual performance established by the compensation committee.

We have also entered into a standard form of director agreement with each of our directors. Under these agreements, we pay cash compensations to our directors and reimburse them for reasonable business-related expenses incurred in good faith in the performance of the directors’ duties for the Company. In addition, we have entered into an indemnification agreement with each of our directors, pursuant to which we have agreed to indemnify our directors against certain liabilities and expenses incurred by them in connection with claims made by reason of their being a director of the Company.

B.       Compensation

In 2025, we paid an aggregate of approximately US$1.3 million in cash to our executive officers, and approximately US$0.13 million in cash to our non-executive directors.

Our Chinese subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits. Except for the above statutory contributions, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

C.       Board Practices

Foreign Private Issuer Status

The Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable Nasdaq corporate governance standards. The application of such exceptions requires that we disclose each Nasdaq corporate governance standard that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq in respect of the following:

●	Nasdaq Marketplace Rule 5605(b)(1), which requires that the majority of the board of directors must be comprised of independent directors.

●	Nasdaq Marketplace Rule 5605(b)(2), which requires that independent directors must have regularly scheduled meetings at which only independent directors are present.

●	Nasdaq Marketplace Rule 5620(a), which requires that each company listing ordinary shares or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders within one year of the end of each of the company’s fiscal year.

●	Nasdaq Marketplace Rule 5620(b), which requires that each company that is not a limited partnership shall solicit proxies and provide proxy statements for all meetings of shareholders and shall provide copies of such proxy solicitation to Nasdaq.

●	Nasdaq Marketplace Rule 5635(a), which requires that shareholder approval is required prior to the issuance of securities in connection with the acquisition of the stock or assets of another company if: (1) where, due to the present or potential issuance of ordinary shares, including shares issued pursuant to an earn-out provision or similar type of provision, or securities convertible into or exercisable for ordinary shares, other than a public offering for cash: (A) the ordinary shares has or will have upon issuance voting power equal to or in excess of 20% of the voting power outstanding before the issuance of stock or securities convertible into or exercisable for ordinary shares; or (B) the number of shares of ordinary shares to be issued is or will be equal to or in excess of 20% of the number of shares of ordinary shares outstanding before the issuance of the stock or securities; or (2) any director, officer or substantial shareholder (as defined by Rule 5635(e)(3)) of the company has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of ordinary shares, or securities convertible into or exercisable for ordinary shares, could result in an increase in outstanding common shares or voting power of 5% or more.
●	Nasdaq Marketplace Rule 5635(b), which requires that shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company.

●	Nasdaq Marketplace Rule 5635(c), which requires that shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, except for: (1) warrants or rights issued generally to all security holders of the company or stock purchase plans available on equal terms to all security holders of the company (such as a typical dividend reinvestment plan); (2) tax qualified, non-discriminatory employee benefit plans (e.g., plans that meet the requirements of Section 401(a) or 423 of the Internal Revenue Code) or parallel nonqualified plans, provided such plans are approved by the company’s independent compensation committee or a majority of the company’s independent directors; or plans that merely provide a convenient way to purchase shares on the open market or from the company at Market Value; (3) plans or arrangements relating to an acquisition or merger as permitted under IM-5635-1; or (4) issuances to a person not previously an employee or director of the company, or following a bona fide period of non-employment, as an inducement material to the individual’s entering into employment with the company, provided such issuances are approved by either the company’s independent compensation committee or a majority of the company’s independent directors. Promptly following an issuance of any employment inducement grant in reliance on this exception, a company must disclose in a press release the material terms of the grant, including the recipient(s) of the grant and the number of shares involved.

●	Nasdaq Marketplace Rule 5635(d), which requires that shareholder approval is required prior to a 20% Issuance at a price that is less than the Minimum Price. (A) “Minimum Price” means a price that is the lower of: (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the ordinary shares (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement. (B) “20% Issuance” means a transaction, other than a public offering as defined in IM-5635-3, involving the sale, issuance or potential issuance by the Company of common stock (or securities convertible into or exercisable for common stock), which alone or together with sales by officers, directors or Substantial Shareholders of the Company, equals 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance.

●	Nasdaq Marketplace Rule 5250(b)(3), which requires that companies must disclose all agreements and arrangements in accordance with this rule by no later than the date on which the company files or furnishes a proxy or information statement subject to Regulation 14A or 14C under the Securities Exchange Act of 1934 in connection with the company’s next shareholders’ meeting at which directors are elected (or, if they do not file proxy or information statements, no later than when the company files its next Form 10-K or Form 20-F).

●	Nasdaq Marketplace Rule 5250(d), which requires among others that each company (including a limited partnership) shall make available to shareholders an annual report containing audited financial statements of the company and its subsidiaries (which, for example, may be on Form 10-K, 20-F, 40-F or N-CSR) within a reasonable period of time following the filing of the annual report with the Securities and Exchange Commission (the “SEC”); Nasdaq companies that distribute interim reports to shareholders should distribute such reports to both registered and beneficial shareholders; each company that is not a limited partnership and is subject to Rule 13a-13 under the Securities Exchange Act of 1934 shall make available copies of quarterly reports including statements of operating results to shareholders either prior to or as soon as practicable following the company’s filing of its Form 10-Q with the SEC; each company that is not a limited partnership and is not subject to Rule 13a-13 under the Securities Exchange Act of 1934 and that is required to file with the SEC, or other regulatory authority, interim reports relating primarily to operations and financial position, shall make available to shareholders reports which reflect the information contained in those interim reports.

The Company’s practices with regard to these requirements are not prohibited under any statutory legal provision of the Cayman Islands or the amended and restated memorandum and articles of association of the Company as currently in effect.

Code of Business Conduct and Ethics

Please refer to Item 16B Code of Ethics.

Duties of Directors

Under Cayman Islands law, directors owe fiduciary duties to the company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in the company’s best interests. Directors must also exercise their powers only for a proper purpose. Directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to CAAS, directors of CAAS must ensure compliance with the Amended CAAS Articles, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. CAAS has the right to seek damages if a duty owed by its directors is breached. A shareholder may in certain limited circumstances have rights to seek damages in the name of the company if a duty owed by its directors is breached.

Terms of Directors and Executive Officers

A director shall hold office until such time as he or she (i) resigns his or her office by notice in writing to CAAS, (ii) is removed from office by ordinary resolution in accordance with the Amended CAAS Articles, (iii) becomes prohibited by applicable law from being a director, (iv) becomes bankrupt or makes any arrangement or composition with his or her creditors, (v) dies or is found to be or becomes of unsound mind, or (vi) without special leave of absence from the board of directors, is absent from meetings of the board of directors for three consecutive meetings and the board of directors (excluding the absent director) resolves that his office be vacated.

Our officers are appointed by and serve at the discretion of the board of directors.

Committees of the Board of Directors

Board Composition and Committees

Audit Committee and Independent Directors

The Company has a standing Audit Committee of the Board of Directors established in accordance with Section 3(a)(58)(A) of the Exchange Act, as amended. The Audit Committee is operated under a written charter. The Audit Committee consists of the following individuals, all of whom the Company considers to be independent, as defined under the SEC’s rules and regulations and the Nasdaq’s definition of independence: Mr. Tao Liu, Mr. Guangxun Xu and Mr. Robert Wei Cheng Tung. Mr. Guangxun Xu is the Chairman of the Audit Committee. The Board has determined that Mr. Guangxun Xu is the audit committee financial expert, as defined in Item 407(d)(5) of Regulation S-K, serving on the Company’s Audit Committee.

For a description of the Company’s audit committee and independent directors, please refer to “Item 16A Audit Committee Financial Expert”.

Compensation Committee

The Company has a standing compensation committee of the board of directors. The compensation committee is responsible for determining compensation for the Company’s executive officers. Three of the Company’s independent directors, as defined under the SEC’s rules and regulations and the Nasdaq’s definition of independence, Mr. Tao Liu, Mr. Guangxun Xu and Mr. Robert Wei Cheng Tung serve on the compensation committee. Mr. Tao Liu is the Chairman of the compensation committee. The board has determined that all members of the compensation committee are independent directors under the rules of the Nasdaq Stock Market, as applicable. The compensation committee administers the Company’s benefit plans, reviews and administers all compensation arrangements for executive officers, and establishes and reviews general policies relating to the compensation and benefits of the Company’s officers and employees. The compensation committee operates under a written charter that is made available on the Company’s website, www.caasauto.com.

The Company’s compensation committee is empowered to review and approve the annual compensation and compensation procedures for the executive officers of the Company. The primary goals of the compensation committee of the Company’s board of directors with respect to executive compensation are to attract and retain the most talented and dedicated executives possible and to align executives’ incentives with shareholder value creation. The compensation committee evaluates individual executive performance with a goal of setting compensation at levels the committee believes are comparable with executives in other companies of similar size and stage of development operating in similar industry while taking into account the Company’s relative performance and its strategic goals.

The Company has not retained a compensation consultant to review its policies and procedures with respect to executive compensation. The Company conducts an annual review of the aggregate level of its executive compensation, as well as the mix of elements used to compensate its executive officers. The Company compares compensation levels with amounts currently being paid to executives in its industry and most importantly with local practices in China. The Company is satisfied that its compensation levels are competitive with local conditions.

Nominating Committee

The Company has a standing nominating committee of the board of directors. Director candidates are nominated by the nominating committee. The nominating committee will consider candidates based upon their business and financial experience, personal characteristics, and expertise that are complementary to the background and experience of other board members, willingness to devote the required amount of time to carry out the duties and responsibilities of board membership, willingness to objectively appraise management performance, and any such other qualifications the nominating committee deems necessary to ascertain the candidates’ ability to serve on the board. The nominating committee will not consider nominee recommendations from security holders, other than the recommendations received from a security holder or group of security holders that beneficially owned more than 5 percent of the Company’s outstanding ordinary shares for at least one year as of the date the recommendation is made. Three of the Company’s independent directors, as defined under the SEC’s rules and regulations and the Nasdaq’s definition of independence, Mr. Tao Liu, Mr. Guangxun Xu and Mr. Robert Wei Cheng Tung, serve on the nominating committee. Mr. Robert Wei Cheng Tung is the Chairman of the nominating committee.

Shareholder Communications

Shareholders interested in communicating directly with the board of directors, or individual directors, may email the Company’s independent director Mr. Guangxun Xu at guangxunxu@hotmail.com. Mr. Xu will review all such correspondence and will regularly forward to the board of directors of the Company copies of all such correspondence that deals with the functions of the board or committees thereof or that he otherwise determines requires their attention. Directors may at any time review all of the correspondence received that is addressed to members of the board of directors of the Company and request copies of such correspondence. Concerns relating to accounting, internal controls or auditing matters will immediately be brought to the attention of the audit committee and handled in accordance with procedures established by the audit committee with respect to such matters.

D.       Employees

As of December 31, 2025, the Company employed approximately 4,812 persons, including approximately:

●	914 by Henglong;
●	944 by Jiulong;
●	3 by Shenyang;
●	157 by Wuhu;
●	374 by Jielong;
●	438 by Wuhan Chuguanjie;
●	856 by Hubei Henglong;
●	25 by HLUSA;
●	2 by Chongqing Henglong;
●	80 by Brazil Henglong;
●	804 by Henglong KYB;
●	156 by Wuhan Hyoseong;
●	1 by Wuhu Hongrun;
●	24 by Changchun Hualong;
●	33 by Zhirong, and
●	1 by CAAS Europe.

E.       Share Ownership

The Company’s ordinary shares are issued in registered form. Securities Transfer Corporation in Frisco, Texas is the registrar and transfer agent for the Company’s ordinary shares. As of December 31, 2025, there were 32,338,302 shares of the Company’s ordinary shares (including 2,167,600 shares of the Company’s treasury stock) issued and the Company had approximately 60 shareholders of record.

As used in this section, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended, as consisting of sole or shared voting power, including the power to vote or direct the vote, and/or sole or shared investment power, including the power to dispose of or direct the disposition of, with respect to the security through any contract, arrangement, understanding, relationship or otherwise, subject to community property laws where applicable. The percentage ownership is based on 30,170,702 ordinary shares outstanding at December 31, 2025 (exclusive of 2,167,600 shares of treasury stock).

Name/Title	Total Number of Shares	Percentage Ownership
Hanlin Chen, Chairman (1)	17,273,670	57.25%
Qizhou Wu, CEO and Director	1,537,524	5.09%
Guangxun Xu, Director	—	—%
Tong Kooi Teo, Director	—	—%
Robert Wei Cheng Tung, Director	—	—%
Haimian Cai, VP	50,000	0.17%
Jie Li, CFO (2)	147,031	0.49%
Andy Tse, Sr. VP	531,682	1.76%
Henry Chen, VP	—	—%
All Directors and Executive Officers (9 persons)	19,539,907	64.76%
(1)	Includes (i) 15,762,547 shares of common stock beneficially owned by Mr. Hanlin Chen; (ii) 1,502,925 shares of common stock beneficially owned by Ms. Li Ping Xie, Mr. Hanlin Chen’s wife; and (iii) 8,198 shares of common stock beneficially owned by Wiselink Holdings Limited, a company controlled by Mr. Hanlin Chen.

(2)	Includes 50,000 shares held as nominee for Jingzhou Jiulong Machinery and Electronic Manufacturing Co., Ltd. On October 13, 2014, the Company issued 4,078,000 of its shares in a private placement to nominee holders of Jingzhou Jiulong Machinery and Electronic Manufacturing Co., Ltd. for the acquisition of the 19.0% and 20.0% equity interest in Jiulong and Henglong held by Jingzhou Jiulong Machinery and Electronic Manufacturing Co., Ltd., respectively. All of the nominee holders of Jingzhou Jiulong Machinery and Electronic Manufacturing Co., Ltd. are unrelated parties except for Mr. Jie Li (CFO).

F.        Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

Item 7.        Major Shareholders and Related Party Transactions

A.       Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees; E. Share Ownership.”

B.       Related Party Transaction

For the information required by Item 7.B, please refer to Note 2 (Basis of Presentation and Significant Accounting Policies–Certain Relationships and Related Transactions) and Note 24 (Related Party Transactions) to the consolidated financial statements in this report.

The Company’s audit committee’s charter provides that one of its responsibilities is to review and approve related party transactions defined as those transactions required to be disclosed under Item 404 of Regulation S-K of the rules and regulations under the Exchange Act. The Company has a formal written set of policies and procedures for the review, approval or ratification of related party transactions. Where a related party transaction is identified, the audit committee reviews and, where appropriate, approves the transaction based on whether it believes that the transaction is at arm’s length and contains terms that are no less favorable than what the Company could have obtained from an unaffiliated third party.

C.       Interests of Experts and Counsel

Not applicable.

Item 8.       Financial Information

A.       Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal and Administrative Proceedings

From time to time, we are subject to legal proceedings and claims incidental to the conduct of our business.

The Company is not a party to any pending or, to the best of the Company’s knowledge, any threatened legal proceedings and no director, officer or affiliate of the Company, or owner of record of more than five percent of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

Dividend Policy

Although the Company announced and paid a special cash dividend of $0.80 per share to the Company’s shareholders of record as of the close of business on July 30, 2024, it does not anticipate paying any other cash dividends in the foreseeable future. The Company currently intends to retain future earnings, if any, to finance operations and the expansion of its business. Any future determination to pay cash dividends will be at the discretion of the Company’s board of directors and will be based upon the Company’s financial condition, operating results, capital requirements, plans for expansion, restrictions imposed by any financing arrangements and any other factors that the Company’s board of directors deems relevant.

B.       Significant Changes

Except as disclosed elsewhere in this report, we have not experienced any significant changes since the date of our audited consolidated financial statements included elsewhere in this annual report.

Item 9.       The Offer and Listing

A.       Offering and Listing Details

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “CAAS”.

B.       Plan of Distribution

Not applicable.

C.       Markets

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “CAAS”.

D.       Selling Shareholders

Not applicable.

E.       Dilution

Not applicable.

F.       Expenses of the Issue

Not applicable.

Item 10.       Additional Information

A.       Share Capital

Not applicable.

B.       Memorandum and Articles of Association

The amended and restated memorandum and articles of association was adopted by a Special Resolution dated 26 June 2025 and became effective on September 11, 2025. The information set forth in Exhibit 2.6 to this Annual Report on Form 20-F is incorporated herein by reference.

Registered Office and Objects

The registered office is at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands, or at such other location within the Cayman Islands as our directors may from time to time determine. The objects for which our company is established are unrestricted and our company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees; C. Board Practices.”

Ordinary Shares

General.

All of our issued and outstanding ordinary shares have been issued and credited as fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends.

Although the Company announced and paid a special cash dividend of $0.80 per ordinary share to the Company’s shareholders of record as of the close of business on July 30, 2024, it does not anticipate paying any other cash dividends in the foreseeable future. The Company currently intends to retain future earnings, if any, to finance operations and the expansion of its business. Any future determination to pay cash dividends will be at the discretion of the Company’s board of directors and will be based upon the Company’s financial condition, operating results, capital requirements, plans for expansion, restrictions imposed by any financing arrangements and any other factors that the Company’s board of directors deems relevant.

Subject to any rights and restrictions for the time being attached to any ordinary shares, the directors may from time to time declare dividends on ordinary shares in issue and authorize payment of the same out of the funds of the Company lawfully available therefor. The Company may by ordinary resolution declare dividends, but no dividend shall exceed the amount recommended by the directors. Under the laws of the Cayman Islands, the Company may pay a dividend out of either profit or the credit standing in the Company’s share premium account, provided that in no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid.

Voting Rights.

Each holder of ordinary shares is entitled to one vote for each share registered in his name on the register of members on all matters upon which the ordinary shares are entitled to vote on a poll. Voting on any resolution put to the vote at any meeting of shareholders is required to be by way of a poll and not on a show of hands. A poll shall be taken in such manner as the chairperson of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes which are cast by those shareholders who, being entitled to do so, vote at a general meeting, while a special resolution requires the affirmative vote of not less than two-thirds of the votes which are cast by those shareholders who, being entitled to do so, vote at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of the Company, as permitted by the Companies Act and the Memorandum and Articles. A special resolution will be required for important matters such as change of name or making changes to the memorandum and articles of association of the Company.

General Meetings and Shareholder Proposals.

The Company may (but shall not be obliged to) in each calendar year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as may be determined by the Directors.

A quorum required for a general meeting of shareholders consists of one or more shareholders who hold shares which carry in aggregate not less than one-third of the total voting rights of all the paid up voting share capital of the Company, present at the meeting. Although not required by the Companies Act or the Memorandum and Articles, the Company expects to hold shareholders’ meetings from time to time and such meetings may be convened by the Company’s board of directors on its own initiative or upon a request to the directors by shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the Company’s issued shares that carry the right to vote at general meetings. A general meeting may also be called by the chairperson of the board of directors of the Company. Advance notice of at least seven calendar days is required for the convening of the Company’s annual general meeting and other shareholders meetings.

The Companies Act does not provide shareholders with an express right to put forth any proposal before an annual general meeting of the shareholders. However, the Companies Act may provide shareholders with limited rights to requisition a general meeting, but such rights must be stipulated in the articles of association of the Company.

Transfer of Shares.

The Company’s ordinary shares are issued in registered form. Securities Transfer Corporation in Frisco, Texas is the registrar and transfer agent for the Company’s ordinary shares. Any shareholder may transfer all or any ordinary shares by an instrument of transfer in writing and in any usual or common form or in a form prescribed by the Nasdaq or in such other form as the directors may, in their absolute discretion, approve.

Our board of directors may, in their absolute discretion, decline to register any transfer of ordinary shares which is not fully paid up or on which the Company has a lien. Our board of directors may also decline to register any transfer of ordinary shares if such transfer would breach or cause a breach of: (i) the rules of Nasdaq or (ii) applicable law or regulation.

The directors may also decline to register any transfer of ordinary shares unless:

●	the instrument of transfer is lodged with the Company, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of ordinary shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to the Company in respect thereof.

If our directors refuse to register a transfer, they shall within two months after the date on which the instrument of transfer was lodged with the Company, send to each of the transferor and the transferee notice of such refusal.

Liquidation.

On a winding up of the Company, if the assets available for distribution among its shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus will be distributed among its shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. If the Company’s assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by its shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares.

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares.

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by our shareholders by ordinary resolution. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.

Whenever the capital of our company is divided into different classes, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of at least two-thirds of the voting rights of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment, or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records.

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (save for the Amended CAAS Articles, special resolutions and the register of mortgages and charges). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. However, we intend to provide our shareholders with annual audited financial statements.

C.       Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions,” or elsewhere in this annual report on Form 20-F.

D.       Exchange Controls

The Cayman Islands currently has no exchange control restrictions. For other countries currently exchange control restrictions, see also “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange.”

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. Therefore, our PRC Subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit our PRC Subsidiaries to pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations.

E.       Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding tax will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the Corporate Income Tax Law of the People’s Republic of China (the “CIT Law”) and its implementation rules, both effective on January 1, 2008, with the CIT Law further being amended on December 29, 2018 and its implementation rules being amended on April 23, 2019 and December 6, 2024 respectively, all domestic and foreign investment companies will be subject to a uniform enterprise income tax at the rate of 25% and dividends from PRC enterprises to their foreign shareholders will be subject to a withholding tax at a rate of 10% if the foreign investors are considered as non-resident enterprises without any establishment or place within the PRC or if the dividends payable have no connection with the establishment or place of the foreign investors within the PRC, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a lower withholding tax rate. In accordance with Caishui (2008) No. 1 issued by the Ministry of Finance, or MOF, and SAT on February 22, 2008, the accumulative undistributed profits of foreign investment companies generated before January 1, 2008, and distributed to foreign investors after year 2008, shall be exempt from withholding tax.

The CIT Law has introduced the concept of “resident enterprises” and corresponding tax liability on resident enterprises’ worldwide income, whilst “non-resident enterprises” without any place or establishment in the PRC are required to pay 10% income tax on their passive incomes from sources within China only. A resident enterprise refers to an enterprise that (i) was established/incorporated within the PRC, or (ii) was established/incorporated under the laws of a foreign jurisdiction but has its “de facto management body” in the PRC. A non-resident enterprise refers to an enterprise which was established/incorporated under the laws of a foreign jurisdiction and does not have its “de facto management body” in the PRC, but has an establishment or place in the PRC, or has China-sourced income even though it does not have any establishment or place in the PRC.

Under the implementation rules of the CIT Law, “de facto management body” is defined as an organization that has material and overall management and control over the business, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued a Notice on Issues Relating to Determination of PRC-Controlled Offshore Enterprises as PRC Resident Enterprises Based on “De Facto Management Body” Test, or SAT Circular No. 82, under which, an offshore enterprise controlled by a PRC enterprise or a PRC enterprise group will be characterized as a “resident enterprise” due to the fact that its “de facto management body” is located within the PRC, if all of the following conditions are met at the same time: (i) the senior management personnel responsible for its daily operations and the place where the senior management departments discharge their responsibilities are located primarily in the PRC, (ii) its finance and human resources related decisions are made by or are subject to the approval of institutions or personnel located in the PRC, (iii) its major assets, books and records, company seals and minutes of its board of directors and shareholder meetings are located or kept in the PRC, and (iv) senior management personnel or 50% or more of the members of its board of directors with voting power of the enterprise reside in the PRC. SAT Circular No. 82 further specifies that the principle of “substance over form” shall be adopted in determining whether the “de facto management body” is located within China.

We currently are not treated as a PRC resident enterprise by the Chinese tax authority and as a result, we have not withheld PRC income taxes from our foreign investors and as a non-resident enterprise, we are subject to PRC withholding tax if we receive dividends directly from our PRC subsidiaries paid by them using funds out of their profits generated on and after January 1, 2008.

Nevertheless, substantially all of our operations are currently based in the PRC. Moreover, substantially all of our management team, who are in charge of finance and human resources related decisions, will perform their duties mainly in the PRC, and over 50% of our board members habitually reside in the PRC. Our main properties, accounting books and records, company seals and minutes of board meetings are maintained in China.

However, the rules regarding the determination of the “de facto management body” are unclear. Due to lack of further written clarification by the SAT, there is still an uncertainty around the interpretation of each of the four conditions as specified in SAT Circular No. 82 and the principle of “substance over form” and the implementation of SAT Circular No. 82 by Chinese tax authorities in practice. It also remains unclear what percentage of shares of an offshore enterprise must be held by a PRC entity or group in order for the offshore enterprise to be deemed as an offshore enterprise controlled by a PRC enterprise or a PRC enterprise group, and whether shares held by PRC resident individuals are counted pursuant to SAT Circular No. 82.

Due to the lack of clear guidance on the determination of our tax residency under the CIT Law, it remains unclear whether the PRC tax authorities will treat us as a PRC resident enterprise. As a result, we cannot express an opinion as to the likelihood that we will be subject to the tax applicable to resident enterprises or non-resident enterprises under the CIT Law. If the Company is treated as a PRC resident enterprise, it will be subject to PRC tax on its worldwide income at the 25% uniform tax rate, but the dividends distributed from its subsidiaries that are or deemed to be PRC resident enterprises should be tax-exempt income. In addition, if the Company is considered a PRC resident enterprise, the dividends paid by it to the non-PRC shareholders may be regarded as income from sources within the PRC pursuant to SAT Circular No. 82, and therefore the non-PRC institutional shareholders may be subject to a 10% withholding tax, and the non-PRC individual shareholders may be subject to a 20% withholding tax unless they are able to claim a lower tax rate pursuant to applicable tax treaties.

Furthermore, if the Company is treated as a PRC resident enterprise, there is a possibility that the capital gains realized by its non-PRC shareholders from the transfer of their shares may be regarded as income from sources within the PRC for PRC tax purposes. If such capital gains are taxed in China, the applicable income tax rate would be 10% for non-PRC institutional shareholders, and 20% for non-PRC individual shareholders. If the non-PRC shareholders are U.S. residents that are eligible for PRC-US Tax Treaty benefits, whether capital gains should be taxed in China is unclear.

Pursuant to Paragraph 5 of Article 12 of the PRC-US Tax Treaty, gains from the alienation of shares of a company which is a PRC resident other than those mentioned in paragraph 4 (which refers to shares of a company the property of which consists principally of real property in the PRC) and representing a participation of at least 25% may be taxed in China. Paragraph 6 of Article 12 of the PRC-US Tax Treaty further specifies that “Gains derived by a resident of a Contracting State from the alienation of any property other than that referred to in paragraphs 1 through 5 and arising in the other Contracting State may be taxed in that other Contracting State.” By virtue of this provision, the capital gains realized by U.S. residents may be taxed in the PRC if the capital gains are considered as “arising in” the PRC. Under the CIT Law and its implementing rules, the capital gains from transfer of shares may be considered as “arising in” the PRC if the enterprise whose shares are transferred is “located in” China. If the Company is considered a PRC resident enterprise, and if the Chinese tax authorities take the position that a PRC resident enterprise is deemed to be located in China, the capital gains realized by the U.S. residents from transfer of their shares may be taxed in the PRC depending on how the PRC-US Tax Treaty is interpreted and implemented by the Chinese tax authorities.

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ordinary shares by U.S. Holders (as defined below) that will hold our ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon applicable provisions of the Code, Treasury regulations promulgated thereunder (“Regulations”), pertinent judicial decisions, interpretive rulings of the Internal Revenue Service (the “IRS”), and other applicable authorities, all as currently in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, pension plans, regulated investment companies, real estate investment trusts, cooperatives, tax-exempt organizations (including private foundations), partnerships (or other entities or arrangements treated as partnerships for U.S. federal income tax purposes) and their partners, holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our equity (by vote or value), investors that will hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, investors that are traders in securities that have elected the mark-to-market method of accounting, investors that have a functional currency other than the U.S. dollar or certain former citizens or long-term residents of the United States), all of whom may be subject to tax rules that differ significantly from those discussed below.

In addition, this discussion does not address any non-U.S., state, local or any U.S. federal estate, gift, any minimum tax or Medicare contribution tax considerations. You should consult your tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of owning and disposing of our ordinary shares.

General

For the purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created in, or organized under the law of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust that (A) is subject to the primary supervision of a court within the United States and all substantial decisions of which one or more U.S. persons have the authority to control or (B) has a valid election in effect under applicable Regulations to be treated as a U.S. person.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Partners in a partnership holding our ordinary shares should consult their tax advisors regarding the tax considerations of holding and disposing of our ordinary shares.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Passive income generally includes dividends, interest, royalties, rents, annuities, and net gains from the sale or exchange of property producing such income. For this purpose, cash is generally categorized as a passive asset and the company’s unbooked associated with active business activity are taken into account as non-passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Based on the current and anticipated value of our assets and the composition of our income and assets, including goodwill and other unbooked intangibles, we do not believe we were a PFIC for our taxable year ended December 31, 2025 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, there can be no assurance in this regard because our PFIC status is a factual determination made annually that will depend, in part, upon the value of our assets and the composition of our income and assets. Fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ordinary shares from time to time (which may be volatile). The market price of our ordinary shares may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. In addition, the composition of our income and our assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, the PFIC tax rules discussed below under “-Passive Foreign Investment Company Rules” will generally apply to such U.S. Holder for such taxable year and, unless the U.S. Holder makes certain elections, will generally apply in future years even if we cease to be a PFIC. The discussion below under “-Dividends” and “-Sale or Other Disposition of Ordinary Shares” assumes that we will not be classified as a PFIC for U.S. federal income tax purposes.

Dividends

Any cash distributions (including the amount of any PRC tax withheld if we are deemed to be a PRC resident enterprise under PRC tax law) paid on our ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in a U.S. Holder’s gross income as dividend income on the day actually or constructively received by such holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be treated as dividend income for U.S. federal income tax purposes. Dividends received on our ordinary shares will not be eligible for the dividends received deduction allowed to corporations under the Code.

Individuals and other non-corporate U.S. Holders will be subject to tax on any such dividends at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) our ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the U.S.-PRC income tax treaty (the “Treaty”), (ii) we are neither a PFIC nor treated as such with respect to the U.S. Holder (as discussed below) for the taxable year in which the dividend was paid or the preceding taxable year and (iii) certain holding period requirements are met. Our ordinary shares are listed on Nasdaq and so we anticipate that our ordinary shares should qualify as readily tradable on an established securities market in the United States.

For U.S. foreign tax credit purposes, dividends paid on our ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. If we are deemed to be a PRC resident enterprise under PRC tax law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ordinary shares. Depending on a U.S. Holder’s particular circumstances, such holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ordinary shares. If a U.S. Holder does not elect to claim a foreign tax credit for foreign tax withheld, such holder is permitted instead to claim a deduction, for U.S. federal income tax purposes, for the foreign tax withheld, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit or deductions under their particular circumstances.

Sale or Other Disposition of Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ordinary shares in an amount equal to the difference, if any, between the amount realized upon the disposition and such holder’s adjusted tax basis in such ordinary shares, both determined in U.S. dollars. Any capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the ordinary shares exceeds one year at the time of disposition and such gain or loss will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes, which will generally limit the availability of foreign tax credits. Long-term capital gains of individuals and other non-corporate U.S. Holders generally are eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations.

As described in “-E. Taxation -People’s Republic of China Taxation,” if we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, gains from the disposition of our ordinary shares may be subject to PRC income tax and will generally be U.S.-source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC-source income under the Treaty. However, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of our ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, such holder will be subject to special tax rules with respect to any “excess distribution” that such holder receives and any gain such holder realizes from a sale or other disposition (including a pledge) of our ordinary shares, unless such holder makes a “mark-to-market” election as discussed below. Distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions such holder received during the shorter of the three preceding taxable years or such holder’s holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over such holder’s holding period for the ordinary shares;

●	amounts allocated to the current taxable year and any taxable years in such holder’s holding period prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”) will be taxable as ordinary income; and

●	amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to such holder for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

Any distributions other than “excess distributions” will be treated as discussed above under “Item 10. Additional Information-E. Taxation-U.S. Federal Income Taxation-Dividends.”

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the preceding paragraph. If a U.S. Holder makes a valid mark-to-market election for the ordinary shares, such holder will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such holder’s taxable year over such holder’s adjusted basis in such ordinary shares. The U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ordinary shares included in the U.S. Holder’s income for prior taxable years. Amounts included in the U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares in a year that we are a PFIC, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares in a year that we are a PFIC, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included in income for such ordinary shares. A U.S. Holder’s basis in the ordinary shares will be adjusted to reflect any such gain or loss amounts. If a U.S. Holder makes a mark-to-market election, tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate would not apply). If a U.S. Holder makes a valid mark-to-market election, and we subsequently cease to be classified as a PFIC, such holder will not be required to take into account the mark-to-market income or loss described above during any period during which we are not classified as a PFIC.

The mark-to-market election is available only for “marketable stock” which is stock that is traded other than in de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable Regulations. Our ordinary shares are listed on Nasdaq, which is a qualified exchange for these purposes, and, consequently, assuming that the ordinary shares are regularly traded, it is expected that the mark-to-market election will be available to U.S. Holders of ordinary shares if we are or become a PFIC. However, there can be no assurance that our ordinary shares will continue to be regularly traded on a qualified exchange in later years.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own (as discussed below), a U.S. Holder may continue to be subject to the general PFIC rules with respect to such holder’s indirect interest in any investment held by us that is treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares and any of our non-U.S. subsidiaries are also PFICs, such holder will be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. subsidiary classified as a PFIC for purposes of the application of these rules.

If we are classified as a PFIC, a U.S. Holder must generally file an annual report with the IRS. U.S. Holders should consult their tax advisors concerning the U.S. federal income tax considerations of owning and disposing of our ordinary shares if we are or become a PFIC, including the unavailability of a qualified electing fund election, the possibility of making a mark-to-market election and the annual PFIC filing requirements, if any.

F.       Dividends and Paying Agents

Not applicable.

G.       Statement by Experts

Not applicable.

H.       Documents on Display

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with SEC. All information filed with SEC can be obtained over the Internet at SEC’s website at https://www.sec.gov.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports, and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.       Subsidiary Information

Not applicable.

J.Annual Report to Security Holders

Not applicable.

Item 11.       Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

The Company’s exposure to changes in interest rates results primarily from its credit facility borrowings. As of December 31, 2025, the Company had nil of outstanding indebtedness, which is subject to interest rate fluctuations.

The Company’s level of outstanding indebtedness fluctuates from time to time and may result in additional payable.

Foreign Exchange Risk

The Company’s reporting currency is the U.S. dollar and the majority of its revenues will be settled in RMB and U.S. dollars. The Company’s currency exchange rate risks come primarily from the sales of products to international customers. Most of the Company’s assets are denominated in RMB except for part of cash and accounts receivable. As a result, the Company is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB.

The value of the RMB fluctuates and is affected by, among other things, changes in China’s political and economic conditions. In addition, the RMB is not readily convertible into U.S. dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rate quoted by the People’s Bank of China. The conversion of RMB into foreign currencies such as the U.S. dollar has been generally based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets. On December 31, 2025 and 2024, the exchange rates of RMB against U.S. dollar were RMB 1.00 to $0.1423 and RMB 1.00 to $0.1391, respectively. Any significant future depreciation of the RMB is likely to decrease the Company’s profits generated from overseas.

In order to mitigate the currency exchange rate risk, the Company and its international customers established a price negotiation mechanism that provides that, if the currency exchange rate fluctuation is more than 8% since the last price negotiation, the Company and the customers would adjust the prices for future sales. Normally the adjustment to future sales prices would reflect half of the impact from the change in exchange rate.

Item 12.       Description of Securities Other than Equity Securities

A.       Debt Securities

Not applicable.

B.       Warrants and Rights

Not applicable.

C.       Other Securities

Not applicable.

D.American Depositary Shares

Not applicable.

PART II

Item 13.       Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.       Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.       Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company’s management, under the supervision and with the participation of its chief executive officer and chief financial officer, Messrs. Wu Qizhou and Li Jie, respectively, evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2025, the end of the period covered by this Report. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports, such as this Form 20-F, that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, Messrs. Wu and Li concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2025.

Management’s Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting.

Internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act, is a process designed by, or under the supervision of, the chief executive officer and chief financial officer and effected by the board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:

a.	pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company’s assets;
b.	provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with generally accepted accounting principles, and that the Company’s receipts and expenditures are being made only in accordance with appropriate authorization of the Company’s management and board of directors; and
c.	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

In making its assessment of internal control over financial reporting, management, under the supervision and with the participation of the chief executive officer and chief financial officer, used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control—Integrated Framework (2013).”

Management has assessed the effectiveness of internal control over financial reporting as of December 31, 2025 and determined that internal control over financial reporting was effective as of December 31, 2025.

This report does not include an auditors’ attestation report on management’s assessment of the issuer’s internal control over financial reporting due to SEC rules that exempt non-accelerated filers such as CAAS from providing such a report.

Inherent Limitations on Effectiveness of Controls

A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.        [Reserved]

Item 16A       Audit Committee Financial Expert

For a description of the Company’s audit committee and independent directors, please refer to “Item 6. Directors, Senior Management and Employees, C. Board Practices”.

Item 16B       Code of Ethics

Code of Ethics and Conduct

The board of directors has adopted a Code of Ethics and Conduct which is applicable to all officers, directors and employees. The Code of Ethics and Conduct was filed as an exhibit to the Form 10-K for the year ended December 31, 2009, which was filed with the Securities and Exchange Commission on March 25, 2010.

Item 16C       Principal Accountant Fees and Services

The following table sets forth the aggregate fees for professional audit services rendered by Grant Thornton Zhitong Certified Public Accountants LLP and PricewaterhouseCoopers Zhong Tian LLP for the audit of the Company’s annual financial statements and other services provided in the fiscal years 2025 and 2024 respectively. The audit committee has approved the following fees (figures are in thousands of USD):

	Fiscal Year Ended
	2025	2024
Audit Fees(1)	$380	$718
(1)

“Audit Fees” represents the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our auditors for the audit of our annual financial statements, as well as assistance with and review of documents filed with the SEC and other statutory and regulatory filings.

On September 17, 2025, we engaged Grant Thornton Zhitong Certified Public Accountants LLP as the Company’s independent registered public accounting firm and dismissed PricewaterhouseCoopers Zhong Tian LLP. See also Item 16.F. “Change in Registrant’s Certifying Accountant.”

AUDIT COMMITTEE’S PRE-APPROVAL POLICY

During the fiscal years ended December 31, 2025 and 2024, the audit committee of the board of directors adopted policies and procedures for the pre-approval of all audit and non-audit services to be provided by the Company’s independent auditor and for the prohibition of certain services from being provided by the independent auditor. The Company may not engage the Company’s independent auditor to render any audit or non-audit service unless the service is approved in advance by the audit committee or the engagement to render the service is entered into pursuant to the audit committee’s pre-approval policies and procedures. On an annual basis, the audit committee may pre-approve services that are expected to be provided to the Company by the independent auditor during the fiscal year. At the time such pre-approval is granted, the audit committee specifies the pre-approved services and establishes a monetary limit with respect to each particular pre-approved service, which limit may not be exceeded without obtaining further pre-approval under the policy. For any pre-approval, the audit committee considers whether such services are consistent with the rules of the SEC on auditor independence.

Item 16D       Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E       Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On December 5, 2018, the board of directors of the Company approved a share repurchase program under which the Company was permitted to repurchase up to $5.0 million of its ordinary shares from time to time in the open market at prevailing markets prices or in privately negotiated transactions through December 4, 2019.  The Company has extended the program to December 4, 2020. During the year ended December 31, 2019, under the repurchase program, the Company repurchased 452,559 shares of the Company’s ordinary shares for cash consideration of $1.0 million on the open market. During the year ended December 31, 2020, there were no ordinary shares repurchased under such program.

On August 13, 2020, the board of directors of the Company approved a share repurchase program under which the Company is permitted to repurchase up to $5.0 million of its ordinary shares from time to time in the open market at prevailing market prices not to exceed $3.50 per share through August 12, 2021. During the year ended December 31, 2022, the Company repurchased 322,269 of the shares that were authorized to be repurchased under the program. On March 29, 2022, the board of directors of the Company approved a share repurchase program under which the Company was permitted to repurchase up to $5.0 million of its ordinary shares from time to time in the open market at prevailing markets prices not to exceed $4.00 per share through March 30, 2023. On November 12, 2024, the Board of Directors of the Company approved a share repurchase program under which the Company was permitted to repurchase up to $5.0 million of its common stock from time to time in the open market at prevailing markets prices not to exceed $5.50 per share through November 15, 2025.

For the year ended December 31, 2025 and 2024, the Company repurchased nil and 15,000 ordinary shares under such program.

Item 16F       Change in Registrant’s Certifying Accountant

The Audit Committee (the “Committee”) of the Board of Directors of China Automotive Systems, Inc. (the “Company”) recently conducted a selection process to determine the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025. Upon completion of this process, the Committee approved (i) the dismissal of PricewaterhouseCoopers Zhong Tian LLP (“PwC”), effective September 17, 2025, and (ii) the engagement of Grant Thornton Zhitong Certified Public Accountants LLP (“Grant Thornton”), effective September 17, 2025 to serve as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025.

The audit reports of PwC on the consolidated financial statements of the Company for the fiscal years ended December 31, 2023 and December 31, 2024, did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended December 31, 2023 and December 31, 2024, and the subsequent interim period through September 17, 2025, there were no: (i) “disagreements” (within the meaning of Item 16F(a)(1)(iv) of Form 20-F and related instructions) between the Company and PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to PwC’s satisfaction, would have caused them to make reference in connection with their audit reports to the subject matter of the disagreement; or (ii) “reportable events” (as defined in Item 16F(a)(1)(v)(A) through (D) of Form 20-F).

The Company has provided a copy of the foregoing disclosures to PwC and requested that PwC furnish it with a letter addressed to the Securities and Exchange Commission stating whether PwC agrees with the above statements. A copy of PwC’s letter, dated September 18, 2025, was filed as Exhibit 16.1 to the Company’s current report on Form 6-K dated September 18, 2025.

During the fiscal years ended December 31, 2023 and December 31, 2024 and the subsequent interim period through the date of this Current Report on Form 6-K, neither the Company nor anyone on the Company’s behalf consulted with Grant Thornton regarding any of the matters set forth in Item 16F(a)(2) of Form 20-F.

The changes abovementioned were reported in the current report on Form 6-K of the Company dated September 18, 2025, in accordance with instruction 2 to item 16F of Form 20-F.

Item 16G       Corporate Governance

Board Composition and Committees

Audit Committee and Independent Directors

For a description of the Company’s audit committee and independent directors, please refer to “Item 6. Directors, Senior Management and Employees, C. Board Practices”.

Compensation Committee

For a description of the Company’s compensation committee, please refer to “Item 6. Directors, Senior Management and Employees, C. Board Practices”.

Nominating Committee

For a description of the Company’s compensation committee, please refer to “Item 6. Directors, Senior Management and Employees, C. Board Practices”.

Shareholder Communications

For a description of the Company’s compensation committee, please refer to “Item 6. Directors, Senior Management and Employees, C. Board Practices”.

Family Relationships

Mr. Hanlin Chen and Mr. Andy Tse are brothers-in-law.

Mr. Hanlin Chen and Mr. Henry Chen are father and son.

Item 16H       Mine Safety Disclosure

Not applicable.

Item 16I       Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J       Insider Trading Policies

Our insider trading policy is appended to this annual report as an exhibit.

Item 16K       Cybersecurity

Risk Management and Strategy

We recognize the importance of developing, implementing, and maintaining robust cybersecurity measures to safeguard our information systems and protect the confidentiality, integrity, and availability of our data. We have established policies and processes for assessing, identifying, and managing material risk from cybersecurity threats. We assess risks arising from cybersecurity threats against our information systems that may result in adverse effects on our information systems or any information residing therein. We conduct periodic assessments to identify such cybersecurity threats.

Following these risk assessments, we evaluate whether and how to re-design, implement, and maintain reasonable safeguards to mitigate identified risks and reasonably address any identified gaps in existing safeguards. Our IT leadership reports to our Chief Executive Officer (CEO) periodically and on an as-needed basis to manage our risk assessment and mitigation process. We monitor and test our safeguards and regularly conduct training for our employees on these safeguards, in collaboration with human resources, IT, and management. We are committed to promoting a company-wide culture of cybersecurity risk management.

We have not encountered cybersecurity risks, threats or incidents that have materially affected or are reasonably likely to materially affect the Company, our business strategy, results of operations, or financial condition during the financial year ended December 31, 2025.

On September 24, 2024, the Administrative Regulations on Cyber Data Security was promulgated by the State Council and has come into effect on January 1, 2025. The Administrative Regulations on Cyber Data Security, among other things, specifies the legal requirements for personal information, important data, cross-border data transfer, network platform services, and data security. Among others, this regulation requires that if the cyber data processing activities affects or may affect national security, such activities shall be subject to national security review in accordance with relevant laws and regulations.

If we and our subsidiaries are deemed to be a critical information infrastructure operator, or CIIO, or a network platform operator, whose network product or service purchasing or data processing activities affect or may affect national security, we would be required to go through a cybersecurity review by the CAC. As of the date of this report, neither we nor any of our subsidiaries has been identified as a CIIO by any government authority, involved in any investigations or become subject to a cybersecurity review by the CAC based on the Cybersecurity Review Measures. However, there might remain some uncertainty as to how relevant rules published by the PRC government authorities will be interpreted or implemented, and our opinions summarized above are subject to any new laws, rules, and regulations or detailed implementations and interpretations in any form.

Cybersecurity Governance

Our board of directors as a whole has overall responsibility for monitoring and assessing strategic risk exposure. Our board of directors administers its cybersecurity risk oversight function directly as a whole. Our CEO and our executive management team are responsible for briefing our board on cybersecurity risks on a regular basis. Our cybersecurity coordinator is responsible for assessing and managing our material risks from cybersecurity threats, in close collaboration with our IT team, and briefs our senior management and CEO on cybersecurity risks and policies. This ensures that the senior management are kept abreast of the cybersecurity posture and potential risks faced by the Company.

PART III

Item 17.       Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.       Financial Statements

The audited consolidated financial statements of China Automotive Systems, Inc. and its subsidiaries are included at the end of this report.

Item 19.       Exhibits

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Company*

2.1	Description of the Company’s Shares*

4.1

Joint-venture Agreement, dated March 31, 2006, as amended on May 2, 2006, between Great Genesis Holdings Limited and Wuhu Chery Technology Co., Ltd. (incorporated by reference to Exhibit 10.8 to the Company’s Form 10-Q Quarterly Report filed on May 10, 2006)

4.2	Translation of the Equity Transfer Agreement dated March 31, 2008 in English (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed on April 2, 2008)

4.3

English Translation of the Sino-Foreign Equity Joint Venture Contract dated January 24, 2010 between Great Genesis Holdings Limited and Beijing Hainachuan Auto Parts Co., Ltd. (incorporated by reference to Exhibit 10.21 to the Company’s Form 10-K for the year ended December 31, 2009 filed on March 25, 2010)

4.4

Stock Exchange Agreement dated August 11, 2014 by and among Jingzhou City Jiulong Machinery Electricity Manufacturing Co., Ltd., China Automotive Systems, Inc. and Hubei Henglong Automotive System Group Co., Ltd. (incorporated by reference to Exhibit 10.2 to the Company’s Form 10-Q Quarterly Report filed on August 13, 2014)

4.5

English translation of Joint Venture Contract, dated as of April 27, 2018, by and between Hubei Henglong Automotive System Group Co., Ltd. and KYB (China) Investment Co., Ltd. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 27, 2018)

4.6

Agreement and Plan of Merger, dated June 26, 2025, by and between China Automotive Systems, Inc. and China Automotive Systems Holdings, Inc. (included as Annex A to the proxy statement/prospectus of the Company’s registration statement on Form F-4 filed July 25, 2025).

8.1	List of subsidiaries (incorporated by reference to Note 1 of the consolidated financial statements of the Company in this Annual Report on Form 20-F)*

11.1	Insider trading policy (incorporated by reference to Exhibit 3.1 (iii) to the Company’s Form 10-K filed on March 28, 2024)

12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

23.1	Consent of Grant Thornton Zhitong Certified Public Accountants LLP*

23.2	Consent of PricewaterhouseCoopers Zhong Tian LLP*

23.3	Consent of Haiwen & Partners*

23.4	Consent of Maples and Calder (Hong Kong) LLP*

24	Power of Attorney (incorporated by reference to the signature page of this Annual Report on Form 20-F)*

97.1	Compensation Recovery Policy (incorporated by reference to Exhibit 97 to the Company’s Form 10-K filed on March 28, 2024)

101.INS*	Inline XBRL Instance Document- The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA AUTOMOTIVE SYSTEMS, INC.

By:	/s/ Qizhou Wu
Name: Qizhou Wu
Title: Chief Executive Officer and President

By:	/s/ Jie Li
Name: Jie Li
Title: Chief Financial Officer

Date: April 22, 2026

CHINA AUTOMOTIVE SYSTEMS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BOARD OF DIRECTORS AND SHAREHOLDERS

CHINA AUTOMOTIVE SYSTEMS, INC.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheet of China Automotive Systems, Inc. and its subsidiaries (the “Company”) as of December 31, 2025, the related consolidated statements of income or loss, comprehensive income or loss, changes in equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

We also have audited the adjustments to the 2024 and 2023 consolidated financial statements to retrospectively reflect the redomicile merger, as described in Note 1. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2024 and 2023 consolidated financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2024 and 2023 consolidated financial statements taken as a whole.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Equity investments in limited partnerships

As described further in Notes 2 and 8 to the consolidated financial statements, as of December 31, 2025, the Company’s long-term investments include investments in limited partnerships with an aggregate value of $38.9 million accounted for using the equity method. The Company’s share of income recognized from these investments is $2.9 million for the year ended December 31, 2025. The limited partnerships mainly engage in equity investments. The Company adjusted the carrying value of these equity method investments based on its share of the income or losses from the limited partnerships. The income or losses of the limited partnerships were primarily attributable to changes in the estimated fair value of the underlying investments held by these limited partnerships. The fair value of the underlying investments was determined using valuation techniques based on the market approach with inputs, which required significant judgment. We identified equity investments in limited partnerships as a critical audit matter.

The principal consideration for our determination that equity investments in limited partnerships is a critical audit matter is the significant judgment required by management in recognizing the Company’s share of income or losses from these limited partnerships. Designing and performing audit procedures and evaluating the audit evidence related to this requires a high degree of auditor judgment and subjectivity. The audit effort also involved the use of professionals with specialized skills and knowledge.

Our audit procedures related to the equity investments in limited partnerships included the following, among others:

●	Testing management’s process for recognizing the Company’s share of income or losses from the limited partnerships by evaluating the limited partnerships’ financial statements
●	Evaluating, with the assistance of specialists, the reasonableness of the estimated fair value change of the limited partnerships’ underlying investments by assessing the methods used to value the underlying investments, including relevant market information
●	Evaluating the competence, capability and objectivity of the independent valuation firm engaged by the Company

/s/ Grant Thornton Zhitong Certified Public Accountants LLP

We have served as the Company’s auditor since 2025.

Shanghai, the People’s Republic of China

April 22, 2026

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of China Automotive Systems, Inc.

Opinion on the Financial Statements

We have audited the consolidated balance sheet of China Automotive Systems, Inc., (incorporated in the State of Delaware, the “Old CAAS”) and its subsidiaries (the “Company”) as of December 31, 2024 and the related consolidated statements of income or loss, of comprehensive income or loss, of changes in equity and of cash flows for each of the two years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”), before the effects of the adjustments to retrospectively reflect the redomicile merger (a legal reorganization) described in Note 1. In our opinion, the consolidated financial statements, before the effects of the adjustments to retrospectively reflect the redomicile merger described in Note 1, present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America (the 2024 financial statements before the effects of the redomicile merger discussed in Note 1 are not presented herein).

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively reflect the redomicile merger described in Note 1 and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements, before the effects of the adjustments described above, based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements, before the effects of the adjustments described above, in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

March 28, 2025

We served as the Company’s auditor from 2010 to 2025.

CHINA AUTOMOTIVE SYSTEMS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except for share and per share data or otherwise noted)

	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$142,001	$56,961
Pledged cash	52,280	44,863
Short-term investments	35,930	27,563
Accounts and notes receivable, net - unrelated parties (Allowance for credit losses of $7,203 and $11,783, respectively)	346,038	329,275
Accounts and notes receivable, net - related parties (Allowance for credit losses of $973 and $1,463, respectively)	15,741	14,224
Advance payments and others, net - unrelated parties (Allowance for credit losses of $79 and $34, respectively)	12,621	10,838
Advance payments and others - related parties	2,118	2,202
Inventories	124,418	112,558
Other assets	7,038	4,154
Total current assets	738,185	602,638
Non-current assets:
Property, plant and equipment, net	133,548	103,820
Land use rights, net	11,656	8,835
Intangible assets, net	3,599	3,417
Operating lease assets	—	94
Long-term time deposits	26,505	40,057
Other receivables, net (Allowance for credit losses of nil and $56, respectively)	987	452
Advance payment for property, plant and equipment - unrelated parties	3,830	2,414
Advance payment for property, plant and equipment - related parties	1,359	6,570
Other non-current assets	4	3,202
Long-term investments	65,515	64,332
Deferred tax assets	16,510	14,748
Total assets	$1,001,698	$850,579

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank loans	$81,341	$72,566
Accounts and notes payable - unrelated parties	334,304	281,065
Accounts and notes payable - related parties	16,033	11,743
Customer deposits	5,504	4,447
Accrued payroll and related costs	15,141	12,063
Accrued expenses and other payables	76,138	59,238
Taxes payable	12,980	15,308
Operating lease liabilities - current portion	—	52
Total current liabilities	541,441	456,482
Long-term liabilities:
Advances payable	—	278
Operating lease liabilities - non-current portion	—	—
Long-term loans	5,691	145
Deferred tax liabilities	3,864	3,885
Long-term taxes payable	—	—

Total liabilities	550,996	460,790
Commitments and Contingencies (Note 25)
Equity
Ordinary share, $0.001 par value - Authorized – 50,000,000 shares, Issued – 32,338,302 shares at December 31, 2025, and Common stock, $0.0001 par value – Authorized –80,000,000 shares, Issued – 32,338,302 shares at December 31, 2024, respectively	32	3
Additional paid-in capital	70,505	69,656
Retained earnings-
Appropriated	13,827	12,180
Unappropriated	331,464	290,273
Accumulated other comprehensive income	(6,726)	(14,780)
Treasury stock – 2,167,600 and 2,167,600 shares at December 31, 2025 and 2024, respectively	(7,763)	(7,763)
Total parent company equity	401,339	349,569
Non-controlling interests	49,363	40,220
Total equity	450,702	389,789
Total liabilities and equity	$1,001,698	$850,579

The accompanying notes are an integral part of these consolidated financial statements.

CHINA AUTOMOTIVE SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF INCOME OR LOSS

(In thousands of U.S. dollars, except for share and per share data or otherwise noted)

	Year Ended December 31,
	2025	2024	2023
Net product sales ($33,528, $48,860 and $47,514 sold to related parties for the years ended December 31, 2025, 2024 and 2023)	$765,736	$650,935	$576,354
Cost of products sold ($34,038, $30,088 and $27,288 purchased from related parties for the years ended December 31, 2025, 2024 and 2023)	620,273	541,751	472,603
Gross profit	145,463	109,184	103,751
Net gain on other sales	3,581	4,303	5,788
Operating expenses:
Selling expenses	20,692	17,855	15,610
General and administrative expenses	29,660	27,728	25,503
Research and development expenses	45,061	27,649	29,181
Total operating expenses	95,413	73,232	70,294
Operating income	53,631	40,255	39,245
Other income, net	7,109	5,776	5,345
Interest expense	(1,702)	(1,813)	(1,021)
Financial income/(expense), net	2,362	(87)	4,666
Income before income tax expenses and equity in earnings of affiliated companies	61,400	44,131	48,235
Less: Income taxes	11,576	5,892	5,137
Add: Equity in earnings of affiliated companies	2,088	(340)	(360)
Net income	51,912	37,899	42,738
Net income attributable to non-controlling interest	9,074	7,897	5,050
Accretion to redemption value of redeemable non-controlling interests	—	(23)	(30)
Net income attributable to parent company’s common shareholders	42,838	29,979	37,658

Net income attributable to parent company’s common shareholders per share -
Basic	$1.42	$0.99	$1.25
Diluted	$1.42	$0.99	$1.25

Weighted average number of common shares outstanding -
Basic	30,170,702	30,184,513	30,185,702
Diluted	30,170,702	30,184,513	30,189,421

The accompanying notes are an integral part of these consolidated financial statements.

CHINA AUTOMOTIVE SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME OR LOSS

(In thousands of U.S. dollars, except for share and per share data or otherwise noted)

	Year Ended December 31,
	2025	2024	2023

Net income	51,912	37,899	42,738
Other comprehensive income:
Foreign currency translation gain /(loss)	9,200	(7,123)	(5,191)
Comprehensive income	61,112	30,776	37,547
Comprehensive income attributable to non-controlling interest	10,220	7,296	4,704
Accretion to redemption value of redeemable non-controlling interest	—	(23)	(30)
Comprehensive income attributable to parent company	$50,892	$23,457	$32,813

The accompanying notes are an integral part of these consolidated financial statements.

CHINA AUTOMOTIVE SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except for share and per share data or otherwise noted)

	2025	2024	2023
Ordinary shares/Common stock (prior to Redomicile Merger)
Balance at January 1, 2025, 2024 and 2023 - 32,338,302, 32,338,302 and 32,338,302 shares, respectively	$3	$3	$3
Recapitalization in connection with Redomicile Merger	29	—	—
Balance at December 31, 2025, 2024 and 2023 - 32,338,302, 32,338,302 and 32,338,302 shares, respectively	$32	$3	$3

Additional Paid-in Capital
Balance at January 1	$69,656	$63,731	$63,731
Change in non-controlling shareholder’s interest in the Brazil Henglong	—	(66)	—
Contribution by the non-controlling interest of Henglong KYB	878	5,991	—
Recapitalization in connection with Redomicile Merger	(29)	—	—
Balance at December 31	$70,505	$69,656	$63,731

Retained Earnings - Appropriated
Balance at January 1	$12,180	$11,851	$11,851
Appropriation of retained earnings	1,647	329	—
Balance at December 31	$13,827	$12,180	$11,851

Unappropriated
Balance at January 1	$290,273	$284,832	$247,174
Net income attributable to parent company	42,838	30,002	37,688
Accretion of redeemable non-controlling interests	—	(23)	(30)
Appropriation of retained earnings	(1,647)	(329)	—
Dividend payables to common shareholders	—	(24,149)	—
Dividend payables to non-controlling interests	—	(60)	—
Balance at December 31	$331,464	$290,273	$284,832

Accumulated Other Comprehensive Loss
Balance at January 1	$(14,780)	$(8,258)	$(3,413)
Net foreign currency translation adjustment attributable to parent company	8,054	(6,522)	(4,845)
Balance at December 31	$(6,726)	$(14,780)	$(8,258)

Treasury Stock
Balance at January 1, 2025, 2024 and 2023 –2,167,600, 2,152,600 and 2,152,600 shares, respectively	$(7,763)	$(7,695)	$(7,695)
Repurchase of common stock in 2025, 2024 and 2023 – nil, 15,000 and nil shares, respectively	—	(68)	—
Balance at December 31, 2025, 2024 and 2023 – 2,167,600, 2,167,600 and 2,152,600 shares, respectively	$(7,763)	$(7,763)	$(7,695)

Total parent company equity	$401,339	$349,569	$344,464

Non-controlling Interest
Balance at January 1	$40,220	$23,345	$15,182
Net foreign currency translation adjustment attributable to non-controlling shareholder	1,146	(601)	(346)
Net income attributable to non-controlling interest	9,074	7,897	5,050
Change in non-controlling shareholder’s interest in the Brazil Henglong	—	66	—
Contribution by non-controlling shareholder of Henglong KYB	(878)	9,513	—
Contribution by non-controlling shareholder of Wuhan Hyoseong	—	—	3,459
Distribution of cash dividends to non-controlling interests	(199)	—	—
Balance at December 31	$49,363	$40,220	$23,345

Total equity	$450,702	$389,789	$367,809

The accompanying notes are an integral part of these consolidated financial statements.

CHINA AUTOMOTIVE SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars, except for share and per share data or otherwise noted)

	Year Ended December 31,
	2025	2024	2023
Cash flows from operating activities:
Net income	$51,912	$37,899	$42,738
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	14,259	20,224	18,708
Deferred income taxes	(1,444)	(6,036)	(1,319)
(Reversal) of/ allowance for credit losses	(620)	(953)	1,564
Equity in (gain)/loss of affiliates	(2,088)	340	360
Impairment loss on property, plant and equipment	628	886	794
Loss/(gain) on disposal of fixed assets	997	1,300	(3)
(Increase)/decrease in:
Other assets and other non-current assets	474	(7,356)	—
Accounts and notes receivable	(9,615)	(77,692)	(50,699)
Advance payments and others	(1,451)	2,737	(3,881)
Inventories	(9,159)	(1,791)	(1,654)
Other receivables	(516)	138	(556)
Increase/(decrease) in:
Accounts and notes payable	50,068	40,391	22,024
Customer deposits	940	(4,097)	3,091
Accrued payroll and related costs	2,760	956	77
Accrued expenses and other payables	17,458	13,275	(2,667)
Taxes payable	(2,693)	(10,457)	(6,835)
Advances payable	(278)	12	(1,836)
Net cash provided by operating activities	111,632	9,776	19,906

Cash flows from investing activities:
Purchase of short-term investments and long-term time deposits	(32,205)	(77,859)	(68,550)
Proceeds from maturities of short-term investments	38,557	29,442	63,240
Cash received from property, plant and equipment sales	169	20,510	2,790
Cash paid to acquire property, plant and equipment and land use right (including $23,158, $6,343 and $5,336 paid to related parties for the years ended December 31, 2025, 2024 and 2023, respectively)	(37,189)	(43,656)	(18,235)
Cash paid to acquire intangible assets	(3,145)	(804)	(3,445)
Cash received from long-term investments	3,443	316	3,292
Investment under equity method	(1,120)	(5,880)	(7,729)
Net cash used in investing activities	(31,490)	(77,931)	(28,637)

Cash flows from financing activities:
Proceeds from bank loans	35,262	83,357	64,776
Repayment of bank loans and loans	(21,421)	(58,995)	(61,437)
Dividends paid to the common shareholders	(2,190)	(22,433)	—
Dividends paid to non-controlling shareholder	(199)	—	—
Repurchase of common shares	—	(68)	—
Cash received from capital contributions by a non-controlling shareholder	—	15,504	3,459
Net cash provided by financing activities	11,452	17,365	6,798

Cash and cash equivalents affected by foreign currency	863	(2,580)	(1,824)
Net increase/(decrease) in cash, cash equivalents and pledged cash	92,457	(53,370)	(3,757)
Cash, cash equivalents and pledged cash at beginning of year	101,824	155,194	158,951
Cash, cash equivalents and pledged cash at end of year	$194,281	$101,824	$155,194

The accompanying notes are an integral part of these consolidated financial statements.

CHINA AUTOMOTIVE SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(In thousands of U.S. dollars, except for share and per share data or otherwise noted)

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

	Year Ended December 31,
	2025	2024	2023
Cash paid for interest	$1,702	$1,792	$1,145
Cash paid for income taxes	$20,454	$18,507	$7,965

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:

Non-cash investing activities:

	Year Ended December 31,
	2025	2024	2023
Property, plant and equipment recorded during the year which previously were advance payments	$8,287	$3,595	$2,699
Change in accounts payable for acquiring property, plant and equipment	$448	$3,527	$960

	Year Ended December 31,
	2025	2024	2023
Supplemental disclosure of acquisition of operating lease assets	$—	$—	$278

The accompanying notes are an integral part of these consolidated financial statements.

CHINA AUTOMOTIVE SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2023, 2024 and 2025

(In thousands of U.S. dollars, except for share and per share data or otherwise noted)

1.	Organization and Business

China Automotive Systems, Inc. was initially incorporated in the State of Delaware on June 29, 1999 under the name of Visions-In-Glass, Inc. On June 26, 2025, the then China Automotive Systems, Inc. (“Old CAAS”) and China Automotive Systems Holdings, Inc., an exempted company incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of the Old CAAS (“CAAS Cayman”) entered into a definitive agreement and plan of merger (the “Merger Agreement”) related to a proposed merger transaction. Under the Merger Agreement and upon the terms and subject to the conditions set forth therein, the Old CAAS merged with and into CAAS Cayman (the “Redomicile Merger”), with CAAS Cayman surviving and changing its name to China Automotive Systems, Inc. (the “Company”) and the Old CAAS merged out of existence. Such redomicile merger was completed on September 11, 2025. Following the Redomicile Merger, CAAS Cayman, together with its subsidiaries, owns and continues to conduct the Company’s business in substantially the same manner as was previously conducted by the Old CAAS and its subsidiaries.

The Merger Agreement and the Redomicile Merger were approved by the stockholders of Old CAAS at a special meeting of stockholders held on September 11, 2025.

On September 11, 2025, Old CAAS and the Company completed the Redomicile Merger. Each issued and outstanding stock of Old CAAS’ common stock was converted to one ordinary share of the Company. The consolidated financial statements of the Company represents the continuation of the financial statements of Old CAAS, reflecting the assets and liabilities, accumulated earnings, and other equity balances of Old CAAS before the Redomicile Merger.

The Company’s Redomicile Merger was accounted for as a legal reorganization with no change in ultimate ownership interest immediately before and after the transaction. Accordingly, all assets and liabilities were recorded at historical cost as an exchange between entities under common control. The 2024 and 2023 consolidated financial statements of Old CAAS have been retrospectively adjusted to reflect the reorganization as if the current corporate structure had been in existence at the beginning of the earliest period presented. Given that each issued and outstanding stock of Old CAAS’ common stock was converted to one ordinary share of the Company, there were no changes to the net income attributable to parent company’s common shareholders per share for the years ended December 31, 2024 and 2023.

The Company is primarily engaged in the manufacture and sale of automotive systems and components, as described below.

Great Genesis Holdings Limited, a company incorporated on January 3, 2003 under the Companies Ordinance of Hong Kong as a limited liability company, “Genesis,” is a wholly-owned subsidiary of the Company.

Henglong USA Corporation, “HLUSA,” which was incorporated on January 8, 2007 in Troy, Michigan, is a wholly-owned subsidiary of the Company, and mainly engages in marketing of automotive parts in North America, and provides after-sales service and research and development, “R&D”, support.

The Company owns interests in the following subsidiaries incorporated in the PRC, Brazil, Italy and Mexico as of December 31, 2025 and 2024.

	Percentage Interest
	December 31,	December 31,
Name of Entity	2025	2024
Shashi Jiulong Power Steering Gears Co., Ltd., “Jiulong” [1]	100.00%	100.00%
Jingzhou Henglong Automotive Parts Co., Ltd., “Henglong” [2]	100.00%	100.00%
Shenyang Jinbei Henglong Automotive Steering System Co., Ltd., “Shenyang” [3]	70.00%	70.00%
Wuhan Jielong Electric Power Steering Co., Ltd., “Jielong” [4]	85.00%	85.00%
Wuhu Henglong Automotive Steering System Co., Ltd., “Wuhu”[5]	100.00%	100.00%
Hubei Henglong Automotive System Group Co., Ltd., “Hubei Henglong” [6]	100.00%	100.00%
Jingzhou Henglong Automotive Technology (Testing) Center, “Testing Center” [7]	—	100.00%
Chongqing Henglong Hongyan Automotive System Co., Ltd., “Chongqing Henglong” [8]	70.00%	70.00%
CAAS Brazil’s Imports and Trade In Automotive Parts Ltd., “Brazil Henglong” [9]	94.19%	94.19%
Wuhan Chuguanjie Automotive Science and Technology Ltd., “Wuhan Chuguanjie” [10]	85.00%	85.00%
Hubei Henglong Group Shanghai Automotive Electronics Research and Development Ltd., “Shanghai Henglong” [11]	100.00%	100.00%
Hubei Henglong & KYB Automobile Electric Steering System Co., Ltd., “Henglong KYB”[12]	60.00%	60.00%
Hyoseong (Wuhan) Motion Mechatronics System Co., Ltd., “Wuhan Hyoseong”[13]	51.00%	51.00%
Wuhu Hongrun New Material Co., Ltd., “Wuhu Hongrun” [14]	62.00%	62.00%
Changchun Hualong Automotive Technology Co., Ltd., “Changchun Hualong” [15]	100.00%	100.00%
Hubei Zhirong Automobile Technology Co., Ltd., “Zhirong” [16]	100.00%	100.00%
CAAS EUROPE S.r.l., “CAAS EUROPE” [17]	100.00%	—
De Yingrun Industrial Co., Ltd., “De Yingrun”[18]	100.00%	100.00%
Derun Industry and Trade Co., Ltd., “Derun”[19]	100.00%	100.00%
Henglong Mexico Automotive Systems S. DE R.L. DE C.V., “Henglong Mexico”[20]	100.00%	100.00%
CHL Mexico Property Management S. DE R.L. DE C.V., “CHL Mexico”[21]	100.00%	100.00%
1.	Jiulong was established in 1993 and mainly engages in the production of integral power steering gears for heavy-duty vehicles.
2.	Henglong was established in 1997 and mainly engages in the production of rack and pinion power steering gears for cars and light duty vehicles.
3.	Shenyang was established in 2002 and focuses on power steering parts for light duty vehicles.
4.	Jielong was established in 2006 and mainly engages in the production and sales of automobile steering columns.
5.	Wuhu was established in 2006 and mainly engages in the production and sales of automobile steering systems. In April 2021, the Company obtained an additional 22.67% equity interest in Wuhu for total consideration of RMB 6.9 million, equivalent to approximately $1.1 million, from the other shareholder. The Company retained its controlling interest in Wuhu and the acquisition of the non-controlling interest was accounted for as an equity transaction.
6.	On March 7, 2007, Genesis established Hubei Henglong, formerly known as Jingzhou Hengsheng Automotive System Co., Ltd., its wholly-owned subsidiary, to engage in the production and sales of automotive steering systems. On July 8, 2012, Hubei Henglong changed its name to Hubei Henglong Automotive System Group Co., Ltd.
7.	In December 2009, Henglong, a subsidiary of Genesis, formed the Testing Center, which mainly engages in the research and development of new products. Testing Center was deregistered in January 2025.
8.	On February 21, 2012, Hubei Henglong and SAIC-IVECO Hongyan Company, “SAIC-IVECO,” established a Sino-foreign joint venture company, Chongqing Henglong, to design, develop and manufacture both hydraulic and electric power steering systems and parts.

9.	On August 21, 2012, Brazil Henglong was established as a Sino-foreign joint venture company by Hubei Henglong and two Brazilian citizens, Ozias Gaia Da Silva and Ademir Dal’ Evedove. Brazil Henglong engages mainly in the import and sales of automotive parts in Brazil. In May 2017, the Company obtained an additional 15.84% equity interest in Brazil Henglong for nil consideration. In October 2024, Brazil Henglong changed its Articles. Under the new Articles, the Company’s equity interest in Brazil Henglong was changed to 94.19% from 95.84%. The Company retained its controlling interest in Brazil Henglong and the acquisition of the non-controlling interest was accounted for as an equity transaction.
10.	In May 2014, together with Hubei Wanlong, Jielong formed a subsidiary, Wuhan Chuguanjie Automotive Science and Technology Ltd., “Wuhan Chuguanjie”, which mainly engages in research and development, manufacture and sales of automobile electronic systems and parts. Wuhan Chuguanjie is located in Wuhan, China.
11.	In January 2015, Hubei Henglong formed Hubei Henglong Group Shanghai Automotive Electronics Research and Development Ltd., “Shanghai Henglong”, which mainly engages in the design and sale of automotive electronics.
12.	In August 2018, Hubei Henglong and KYB (China) Investment Co., Ltd., “KYB”, established Hubei Henglong KYB Automobile Electric Steering System Co., Ltd., “Henglong KYB”, which mainly engages in design, manufacture, sales and after-sales service of automobile electronic systems. Hubei Henglong owns 66.6% of the shares of this entity and has consolidated it since its establishment. In March 2024, KYB obtained an additional 6.6% equity interest in Henglong KYB for total consideration of RMB 110.0 million, equivalent to approximately $15.5 million. The Company retained its controlling interest in Henglong KYB.
13.	In March 2019, Hubei Henglong and Hyoseong Electric Co., Ltd. established Hyoseong (Wuhan) Motion Mechatronics System Co., Ltd., “Wuhan Hyoseong”, which mainly engages in the design, manufacture and sales of automotive motors and electromechanical integrated systems. Hubei Henglong owns 51.0% of the shares of Wuhan Hyoseong and has consolidated it since its establishment.
14.	In December 2019, Hubei Henglong formed Wuhu Hongrun New Material Co., Ltd., “Wuhu Hongrun”, which mainly engages in the development, manufacturing and sale of high polymer materials. Hubei Henglong owns 62.0% of the shares of Wuhu Hongrun and has consolidated it since its establishment.
15.	In April 2020, Hubei Henglong acquired 100.0% of the equity interests of Changchun Hualong Automotive Technology Co., Ltd., “Changchun Hualong”, for total consideration of RMB 1.2 million, equivalent to approximately $0.2 million from an entity controlled by Hanlin Chen. Before the acquisition, 52.1% of the shares of Changchun Hualong were ultimately owned by Hanlin Chen and 47.9% of the shares were owned by third parties. Changchun Hualong mainly engages in design and R&D of automotive parts.
16.	In June 2023, Hubei Henglong contributed certain equipment and intangible assets to Hubei Zhirong Automobile Technology Co., Ltd., “Zhirong”, representing 100% of Zhirong’s paid-up capital. Zhirong mainly engages in inspection and testing of automotive products.
17.	In December 2024, Hubei Henglong formed CAAS EUROPE S.r.l., “CAAS EUROPE”, which mainly engages in design, prototyping, development and testing of parts and/or systems aimed at the automotive and commercial vehicle market. Hubei Henglong owns 100% of the shares of CAAS EUROPE and has consolidated it since its establishment.
18.	In February 2024, Hubei Henglong established De Yingrun Industrial Co., Limited, “De Yingrun”, in Hong Kong. De Yingrun serves as a holding company for the Company's Mexican operations, began operations in 2025, and has been included in the Company's consolidated financial statements since then.
19.	In February 2024, Hubei Henglong established Derun Industry and Trade Co., Ltd., “Derun”, in Hong Kong. Derun serves as a shareholder of the Mexican companies, began operations in 2025, and has been included in the Company's consolidated financial statements since then.

20.	In May 2024, Hubei Henglong established Henglong Mexico Automotive Systems S. DE R.L. DE C.V., “Henglong Mexico”, through its subsidiary, De Yingrun, to conduct Electric Power Steering System (EPS) business in Mexico, aiming to serve North American clients. Henglong Mexico began operations in 2025 and has been included in the Company's consolidated financial statements since then.
21.	In May 2024, Hubei Henglong established CHL Mexico Property Management S. DE R.L. DE C.V., “CHL Mexico”, through its subsidiary, De Yingrun, to hold the land and real estate assets on behalf of Henglong Mexico. CHL Mexico began operations in 2025 and has been included in the Company's consolidated financial statements since then.
2.	Basis of Presentation and Significant Accounting Policies

Basis of Presentation - The consolidated financial statements include the accounts of the Company and its subsidiaries, which are described in Note 1. Significant inter-company balances and transactions have been eliminated upon consolidation. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America.

Shenyang was formed in 2002, with 70% owned and controlled by the Company, and 30% owned by Shenyang Automotive Industry Investment Corporation, “JB Investment.” The authority of Shenyang is its board of shareholders. The board of directors is comprised of seven directors, four of whom, 57%, are appointed by the Company, and three of whom, 43%, are appointed by JB Investment. As for day-to-day operating matters, approval by more than two-thirds of the members of such board of directors, 67%, is required. The chairman of such board of directors is appointed by the Company. In March 2003, the Company and Jinbei entered into an act-in-concert agreement, under which the directors appointed by Jinbei agree to act in concert with the directors appointed by the Company. As a result, the Company obtained control of Shenyang in March 2003. The general manager of Shenyang is appointed by the Company.

Jielong was formed in April 2006. 85% of Jielong was owned by the Company, and 15% of Jielong was owned by Hubei Wanlong. The authority of Jielong is its board of shareholders. The board of directors with three directors appointed by the board of shareholders. As for day-to-day operating matters, approval by at least two-thirds of the members of such board of directors is required. Both the chairman of such board of directors and the general manager of Jielong are appointed by the Company.

Chongqing Henglong was formed in 2012, with 70% owned by the Company and 30% owned by SAIC-IVECO. The authority of the Chongqing Henglong is its board of shareholders. The board of directors is comprised of five directors, three of whom, 60%, are appointed by the Company, and two of whom, 40%, are appointed by SAIC-IVECO. As for day-to-day operating matters, approval by at least two-thirds of the members of such board of shareholders is required. In February 2012, the Company and SAIC-IVECO entered into an “Act in Concert” agreement. According to the agreement, the directors appointed by SAIC-IVECO agreed to execute the “Act in Concert” agreement with the directors designated by the Company, resulting in the Company having voting control of Chongqing Henglong. The chairman of such board of directors and the general manager of Chongqing Henglong are both appointed by the Company.

Brazil Henglong was formed in 2012, with 80% owned by the Company and 20% owned by Mr. Ozias Gaia Da Silva and Mr. Ademir Dal’ Evedove. In May 2017, the Company obtained an additional 15.84% equity interest in Brazil Henglong for nil consideration. In October 2024, Brazil Henglong changed its Articles. Under the new Articles, the Company’s equity interest in Brazil Henglong was changed to 94.19% from 95.84%. The Company retained its controlling interest in Brazil Henglong and the acquisition of the non-controlling interest was accounted for as an equity transaction. After the acquisition, the Company owns 94.19% of Brazil Henglong’s shares. The authority of Brazil Henglong is its board of shareholders. In making operational decision, approval by voting rights representing at least 2/3 of the capital is required and 94.19% of voting rights were owned by the Company. The chairman of such board of directors is appointed by the Company. The general manager is Mr. Ozias Gaia Da Silva.

Wuhan Chuguanjie was formed in 2014, with 85% owned by the Company and 15% owned by Hubei Wanlong. The authority of Wuhan Chuguanjie is its board of shareholders. The board of directors is comprised of three directors, two of whom, 67%, are appointed by the Company, and one of whom, 33%, is appointed by Hubei Wanlong. As for day-to-day operating matters, approval by at least two-thirds of the members of such board of directors is required. Both of the chairman of such board of directors and the general manager of Chuguanjie are appointed by the Company.

Henglong KYB was formed in 2018, with 66.60% owned by the Company and 33.40% owned by KYB. In March 2024, KYB obtained an additional 6.6% equity interest in Henglong KYB for total consideration of RMB 110.0 million, equivalent to approximately $15.5 million. After that, the Company owns 60% of Henglong KYB’s shares. The highest authority of Henglong KYB is its board of directors, which is comprised of five directors, three of whom are appointed by the Company, and two of whom are appointed by KYB. As for day-to-day operating matters, approval by at least three-fifths of the members of such board of directors is required. The chairman of such board of directors is appointed by the Company and the general manager is appointed by KYB.

Wuhan Hyoseong was formed in 2019, with 51% owned by the Company and 49% owned by Hyoseong. The highest authority of Wuhan Hyoseong is its board of directors, which is comprised of five directors, three of whom are appointed by the Company, and two of whom are appointed by Hyoseong. As for day-to-day operating matters, approval by at least three-fifths of the members of such board of directors is required. The chairman of such board of directors is appointed by the Company and the vice chairman is appointed by Wuhan Hyoseong.

Wuhu Hongrun was formed in 2019, with 62% owned by the Company and 38% owned by the other two parties. The authority of Wuhu Hongrun is its board of shareholders, which is comprised of all shareholders. The board of directors comprised of five directors, which are elected by the general meeting of shareholders. As for day-to-day operating matters, approval by a half of the members of such board of shareholders is required. The chairman is elected by the board of directors and the general management is appointed by the board of directors.

Use of Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. The Company is of the opinion that the significant estimates related to valuation of long term assets and investment, the realizable value of accounts receivable and inventories, the accrual of warranty obligations and the recoverability of deferred tax assets. Actual results could differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents include all highly-liquid investments with an original maturity of three months or less at the date of purchase.

Pledged Cash - Pledged as collateral for the Company’s notes payable and restricted to use. The Company regularly pays some of its suppliers by bank notes. The Company has to deposit a cash deposit, equivalent to 30%-100% of the face value of the relevant bank note, in order to obtain the bank note.

Short-term Investments - Short-term investments are comprised of time deposits with original terms of three months to one year and wealth management financial products maturing within one year. The carrying values of time deposits approximate fair value because of their short-term maturities. The interest earned is recognized in the consolidated statements of income or loss over the contractual term of the deposits. The wealth management financial products are measured at fair value and classified as Level 3 within the fair value measurement hierarchy. Changes in the fair value are reflected in other income in the consolidated statements of income or loss.

Current Expected Credit Losses - The company adopted ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”) and other related ASUs. The Company’s accounts and notes receivable, advance payments and other receivables are within the scope of ASC Topic 326. The Company has identified the relevant risk characteristics of its customers and the related receivables, and other receivables which include type of the products the Company provides, nature of the customers or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Company’s receivables. Additionally, external data and macroeconomic factors are also considered.

For the years ended December 31, 2025, 2024 and 2023, the Company reversed $0.7 million, $1.0 million and recorded $1.1 million expected credit loss expense in general and administrative expenses, respectively. As of December 31, 2025, the expected credit loss provision for the current and non-current assets were $8.9 million and nil, respectively.

Inventories - Inventories are stated at the lower of cost and net realizable value. Cost is calculated on the moving-average basis and includes all costs to acquire and other costs to bring the inventories to their present location and condition. The Company evaluates the net realizable value of its inventories on a regular basis and records a provision for loss to reduce the computed moving-average cost if it exceeds the net realizable value.

Advance Payments - These amounts represent advances to acquire various assets to be utilized in the future in the Company’s normal business operations, such as machine equipment, raw materials and technology. Such amounts are paid according to their respective contract terms. Advance payment for machinery and equipment is classified as advance payment for property, plant and equipment in the consolidated balance sheet and advance payment of raw materials and technology are classified as advance payments and others in the consolidated balance sheet.

Property, Plant and Equipment - Property, plant and equipment are stated at cost. Major renewals and improvements are capitalized; minor replacements and maintenance and repairs are charged to operations. Depreciation is calculated on the straight-line method over the estimated useful lives of the respective assets as follows:

Category	Estimated Useful Life (Years)
Buildings	20-25
Machinery and equipment	5-15
Electronic equipment	3-5
Motor vehicles	8

Land use rights  - Land use rights represent acquisition costs to purchase land use rights from the PRC government, which are evidenced by property certificates. The periods of these purchased land use rights are either 45 years or 50 years. The Company classifies land use rights as long-term assets on the balance sheet and cash outflows related to acquisition of land use rights as investing activities.

Land use rights are carried at cost less accumulated amortization and impairment losses, if any. Amortization is computed using the straight-line method over the term specified in the land use right certificate for 45 years or 50 years, as applicable. Amortization expenses of land use rights were $0.3 million, $0.3 million and $0.3 million for the years ended December 31, 2025, 2024 and 2023, respectively.

As of December 31, 2025 and 2024, the Company had pledged land use rights with a net book value of approximately $4.1 million and $4.2 million, respectively, as security for its comprehensive credit facilities with banks in China.

Construction in Progress - Construction in progress, which represents buildings under construction and plant and equipment pending installation, are stated at cost. Cost includes construction and acquisitions, and interest charges arising from borrowings used to finance assets during the period of construction or installation and testing. No provision for depreciation is made on assets under construction until such time as the relevant assets are completed and ready for their intended commercial use.

Gains or losses on disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the relevant asset, and are recognized in the consolidated statements of income or loss on the date of disposal.

Interest Costs Capitalized - Interest costs incurred in connection with borrowings for the acquisition, construction or installation of property, plant and equipment are capitalized and depreciated as part of the asset’s total cost when the respective asset is placed into service. Interest costs capitalized for the years ended December 31, 2025, 2024, and 2023, were nil, nil and $0.3 million, respectively.

Intangible Assets - Intangible assets, representing patents and technical know-how acquired, are stated at cost less accumulated amortization and impairment losses. Amortization is calculated on the straight-line method over the estimated useful life of 2 to 15 years.

Long-Lived Assets - The Company has adopted the provisions of ASC Topic 360, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Property, plant and equipment and definite life intangible assets are reviewed periodically for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If required, an impairment loss is recognized as the difference between the carrying value and the fair value of the assets.

In assessing long-lived assets for impairment, management considered the Company’s product line portfolio, customers and related commercial agreements, and other factors in grouping assets and liabilities at the lowest level for which identifiable cash flows are largely independent. The Company considers projected future undiscounted cash flows, trends and other factors in its assessment of whether impairment conditions exist. Whilst the Company believes that its estimates of future cash flows are reasonable, different assumptions regarding such factors as future automotive production volumes, customer pricing, economics and productivity and cost saving initiatives, could significantly affect its estimates. In determining fair value of long-lived assets, management uses appraisals, management estimates or discounted cash flow calculations.

Long-term Investments - The Company’s long-term investments include investments in corporations and investments in limited partnerships. Investments in corporations which the Company has the ability to exert significant influence are accounted for using the equity method. For equity investments in corporations where the Company has no significant influence and for which fair value is not readily determinable, the Company applies the measurement alternative by measuring the investment at cost, adjusted for impairment and observable price changes in orderly transactions. Investments in limited partnerships which the Company has more than virtually no influence are also accounted for using the equity method.

The Company adjusts the carrying amount of equity method investments for its share of the income or losses of the investees and reports the recognized income or losses in the consolidated statements of comprehensive income or loss. The Company’s share of the income or losses of an investee is based on the shares of the investees held by the Company.

The limited partnerships mainly engage in equity investments. The income or losses of the limited partnerships were primarily attributable to changes in the estimated fair value of the underlying investments held by these limited partnerships. The fair value of the underlying investments was determined using valuation techniques based on market approach with inputs, which required significant judgment.

The Company continually reviews its investment to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company’s carrying value and the financial condition, operating performance and near-term prospects of the investee. In addition, the Company considers the reason for the decline in fair value, including market conditions, industry-specific or investee-specific reasons, changes in valuation subsequent to the balance sheet date and the Company’s intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the carrying value of the security is written down to fair value.

Revenue Recognition - The Company has adopted ASC Topic 606 “Revenue from Contracts with Customers”. Products sales to customers are made pursuant to master agreements entered into between the Company and its customers that provide for transfer of both title and risk of loss upon the Company’s delivery to the location specified in the contracts. The Company’s sales arrangements generally do not contain variable considerations and are short-term in nature. A period of credit term is granted to the customers after the delivery and before making payment. The Company recognizes revenue at a point in time based on management’s evaluation of when the customer obtains control of the products. Revenue is recognized when all performance obligations under the terms of a contract with the customer are satisfied and control of the product has been transferred to the customer. Sales of goods do not include multiple product and/or service elements.

Revenue is measured as the amount of consideration management expects the Company to receive in exchange for transferring goods pursuant to the contracts. Value-added tax that the Company collects concurrently with revenue-producing activities is excluded from revenue. Incidental contract costs that are not material in the context of the delivery of goods and services are recognized as expense.

At the time revenue is recognized, allowances are recorded, with the related reduction to revenue, for estimated price discounts based upon historical experience and related terms of customer arrangements. Where the Company has offered product warranties, the Company also establishes liabilities for estimated warranty costs based upon historical experience and specific warranty provisions. Warranty liabilities are adjusted when experience indicates the expected outcome will differ from initial estimates of the liability.

The Company accounts for shipping and handling fees as a fulfillment cost since control of the products is usually transferred to the customer after the delivery.

Revenue Disaggregation

Revenue disaggregation under the segment reporting standard is measured on the same basis as under the revenue standard. Management has concluded that the disaggregation level is the same under both the revenue standard and the segment reporting standard, and does not repeat the disaggregation of revenue under both standards.

Pre-Production Costs Related to Long-Term Supply Arrangements

In a typical arrangement with the customer, purchase orders are issued for pre-production activities which consist of engineering, design and development, tooling and prototypes for the manufacture and delivery of component parts. The Company has assessed and concluded that these activities are not in the scope of ASC 606, “Revenue from Contracts with Customers”. Therefore, any related payments or reimbursements would not be presented as revenue from contracts with customers.

In accordance with ASC 340-10-25, Deferred costs and other assets, engineering, research and development, and other design and development costs related to products that will be sold under long-term supply arrangements requires such costs to be expensed as incurred or capitalized if reimbursement from the customer is contractually guaranteed. Costs for molds, dies and other tools used to make new products that will be sold under long-term supply arrangements without legal title or noncancelable use right are expensed as incurred or capitalized if reimbursement from the customer is contractually guaranteed.

Customer Deposits

As of December 31, 2025 and 2024, the Company had customer deposits of $5.5 million and $4.4 million, respectively, of which $3.4 million and $2.9 million, respectively, were related to deposits received from customers under pre-production cost reimbursement arrangements.

Practical Expedient and Exemptions

The Company does not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

The Company does not adjust the promised amount of consideration for the effects of a significant financing component since the Company expects, at contract inception, that the period between when the Company transfers promised goods to the customers and when the customers pay for the goods will be less than one year.

Government Subsidies - The Company’s PRC based subsidiaries received government subsidies according to related policy from local government. For the subsidies for which the Chinese government has specified their purpose, such as product development and renewal of production facilities, the Company recorded specific purpose subsidies as advances payable when received. Upon government acceptance of the related project development or assets acquisition, the specific purpose subsidies are recognized to reduce related R&D expenses or cost of acquired assets. The Company recognized the subsidies that do not have specific purpose as other income upon receipt.

Sales Taxes - The Company is subject to value added tax, “VAT.” The applicable VAT tax rate is 13% for products sold in the PRC. Products exported overseas are exempted from VAT. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of goods sold less VAT paid on purchases made with the relevant supporting invoices. VAT is collected from customers by the Company on behalf of the PRC tax authorities and is therefore not charged to the consolidated statements of income or loss.

Uncertain Tax Positions - In order to assess uncertain tax positions, the Company applies a more likely than not threshold and a two-step approach for tax position measurement and financial statement recognition. For the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon settlement. As of December 31, 2025 and 2024, the Company has no uncertain tax positions.

Product Warranties - The Company provides for the estimated cost of product warranties when the products are sold. Such estimates of product warranties were based on, among other things, historical experience, product changes, material expenses, service and transportation expenses arising from the manufactured product. Estimates will be adjusted on the basis of actual claims and circumstances.

For the years ended December 31, 2025, 2024 and 2023, the warranties activities were as follows (figures are in thousands of USD):

	Year Ended December 31,
	2025	2024	2023
Balance at the beginning of year	$35,337	$30,440	$32,435
Additions during the year	23,484	17,416	11,309
Settlement within the year	(10,336)	(12,011)	(12,676)
Foreign currency translation gain/(loss)	766	(508)	(628)
Balance at end of year	$49,251	$35,337	$30,440

Pension - Most of the operations and employees of the Company are located in China. The Company records pension costs and various employment benefits in accordance with the relevant Chinese social security laws, which is approximately at a total of 34%, 35% and 35% of base salary for the years ended December 31, 2025, 2024 and 2023, respectively. Base salary levels are the average salary determined by the local governments. For employees in overseas countries, mainly U.S. and Brazil, the Company records pension costs and various employment benefits in accordance with the relevant overseas social security regulations, which is approximately at a total of 21%, 26% and 26% of base salary for the years ended December 31, 2025, 2024 and 2023, respectively.

Concentration of Credit Risk - Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of trade accounts receivable.

In 2025, the Company’s five largest customers accounted for 55.3% of the Company’s consolidated sales, with two customers accounting for more than 10% of consolidated sales (i.e., 21.6% and 16.2% of consolidated sales, which comprised a total of $286.7 million in sales included in the Hubei Henglong, Henglong and Brazil Henglong segment (Note 26)).

In 2024, the Company’s five largest customers accounted for 56.9% of the Company’s consolidated sales, with two customers accounting for more than 10% of consolidated sales (i.e., 20.3% and 18.2% of consolidated sales, which comprised a total of $250.3 million in sales included in the Hubei Henglong and Henglong segment (Note 26)).

In 2023, the Company’s five largest customers accounted for 40.4% of the Company’s consolidated sales, with one customer accounting for more than 10% of consolidated sales (i.e., 17.2% of consolidated sales, which comprised a total of $99.0 million in sales included in the Hubei Henglong segment (Note 26)).

As of December 31, 2025 and 2024, approximately 36.5% and 44.7% of accounts receivable were from trade transactions with the aforementioned customer (accounting for more than 10% of consolidated sales).

The Company performs ongoing credit evaluations with respect to the financial condition of its debtors, but does not require collateral. It records a provision for doubtful accounts to cover probable credit losses. Management reviews and adjusts this allowance periodically based on historical experience, current economic conditions, supportable forecasts of future economic conditions and other factors for evaluation of the collectability of outstanding accounts receivable.

Income Taxes - Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences, which is attributable to operating loss and tax credit carryforwards and for differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, by applying enacted statutory rates applicable to future years. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in income in the period enacted. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized. The valuation allowance is based on management’s estimates of future taxable profits and application of relevant income tax law. The Company applies ASC 740, “Income Taxes”, which clarifies the accounting for uncertainty in income taxes recognized in the Company’s consolidated financial statements and prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures.

If the amount of the Company’s taxable income or income tax liability is a determinant of the amount of a grant, the grant is treated as a reduction of the income tax provision in the year the grant is realized.

Gain on other sales - Gain on other sales mainly consists of rental income, gain on disposal of intangible assets and property, plant and equipment and technical services revenue.

Research and Development Costs - Research and development costs are expensed as incurred.

Advertising, Shipping and Handling Costs - Advertising, shipping and handling costs are expensed as incurred and recorded in selling expenses. Shipping and handling costs relating to sales of $6.1 million, $6.1 million and $5.7 million were included in selling expenses for the years ended December 31, 2025, 2024 and 2023, respectively.

Leases - The Company adopted ASU 2016-02, Leases, and other related ASUs (collectively, “ASC 842”). The Company determines if an arrangement is a lease upon inception. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The right to control the use of an asset includes the right to obtain substantially all of the economic benefits of the underlying asset and the right to direct how and for what purpose the asset is used. The Company’s major plants and buildings are self-owned and limited temporary small offices were rented. For leases with a term of 12 months or less, the Company makes an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. The Company recognizes lease expenses for such leases on a straight-line basis over the lease term. Operating lease assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The discount rate used to calculate present value is the Company’s incremental borrowing rate or, if available, the rate implicit in the lease. The Company determines the incremental borrowing rate for each lease based primarily on the lease term and the economic environment of the applicable country or region. The Company did not have operating and finance lease arrangements as of December 31, 2025.

Income Per Share - Basic income per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities, including convertible note holders, if any, based on their participating rights. Diluted income per share is calculated by dividing net income attributable to ordinary shareholders, as adjusted for the effects on income of participating securities as if they were dilutive ordinary shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the convertible notes using the if-converted method, and shares issuable upon the exercise of stock options and warrants for the purchase of ordinary shares using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be antidilutive.

Comprehensive Income - ASC Topic 220 establishes standards for the reporting and display of comprehensive income, its components and accumulated balances in a full set of general purpose financial statements. ASC Topic 220 defines comprehensive income to include all changes in equity except those resulting from investments by owners and distributions to owners, including adjustments to minimum pension liabilities, accumulated foreign currency translation, and unrealized gains or losses on marketable securities.

Fair Value Measurements - For purposes of fair value measurements, the Company applies the applicable provisions of ASC 820 “Fair Value Measurements and Disclosures.” Accordingly, fair value for the Company’s financial accounting and reporting purposes represents the estimated price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the designated measurement date. With an objective to increase consistency and comparability in fair value measurements and related disclosures, the Financial Accounting Standard Board established the fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

Level 1 Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available. As at December 31, 2025 and 2024, the Company did not have any fair value assets and liabilities classified as Level 1.

Level 2 Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. As at December 31, 2025 and 2024, the Company did not have any fair value assets and liabilities classified as Level 2.

Level 3 Inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. However, the fair value measurement objective remains the same, that is, an exit price from the perspective of a market participant that holds the asset or owes the liability. Therefore, unobservable inputs shall reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). As at December 31, 2025 and 2024, wealth management financial products with amounts of $1.1 million and $2.1 million, respectively, were classified as Level 3.

The Company’s financial instruments consist principally of cash and cash equivalents, pledged cash, time deposits, accounts and notes receivable, accounts and notes payable, advance payment or payable, other receivable or payable, accrued expenses and bank loans. As of December 31, 2025 and 2024, the respective carrying values of all financial instruments approximated fair value because any changes in fair value, after considering the discount rate, are immaterial.

Segment Reporting - Based on the criteria established by ASC 280 “Segment Reporting,” the Company currently operates and manages its business by product sectors and each of them is a reportable segment. The Company’s chief operating decision-maker, “CODM”, is the chief executive officer. The CODM reviews operating results to make decisions about allocating resources for the Company and assessing performance of its segments. Since most of the revenue generated of the Company and assets held by the Company are in PRC while others are generated and held in other countries, information by geographic region is also presented.

Stock-Based Compensation - The Company may issue stock options to employees and stock options or warrants to non-employees in non-capital raising transactions for services and for financing costs. The Company has adopted ASC Topic 718, “Accounting for Stock-Based Compensation,” which establishes a fair value based method of accounting for stock-based compensation plans. In accordance with ASC Topic 718, the cost of stock options and warrants issued to employees and non-employees is measured on the grant date based on the fair value. The fair value is determined using the Black-Scholes option pricing model. The resulting amount is charged to expense on the straight-line basis over the period in which the Company expects to receive the benefit, which is generally the vesting period.

Foreign Currencies - China Automotive, the parent company, and HLUSA maintain their books and records in United States Dollars, “USD,” which is their functional currency. The Company’s subsidiaries based in the PRC and Genesis maintain their books and records in Renminbi, “RMB,” which is their functional currency. The Company’s subsidiaries based in Brazil, Italy and Mexico maintain their books and records in Brazilian reais (BRL), Euro (EUR) and Mexican Peso (MXN), which are their functional currencies, respectively. In accordance with ASC Topic 830, “FASB Accounting Standards Codification”, foreign currency transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the rate of exchange prevailing at the balance sheet date for monetary items. Nonmonetary items are remeasured at historical rates. Income and expenses are remeasured at the rate in effect on the transaction dates. Transaction gains and losses, if any, are included in the determination of net income for the period.

In translating the financial statements of the Company’s subsidiaries in China, Brazil, Italy and Mexico, as well as Genesis, from their functional currency into the Company’s reporting currency of United States dollars, balance sheet accounts are translated using the closing exchange rate in effect at the balance sheet date and income and expense accounts are translated using an average exchange rate prevailing during the reporting period. Adjustments resulting from the translation, if any, are included in cumulative other comprehensive income/(loss) in shareholders’ equity.

Certain Relationships and Related Transactions

The following are related parties of the Company. The Company or the major shareholders of the Company directly or indirectly have interests in these related parties:

●	Wiselink Holding Limited, “Wiselink”
●	Xiamen Joylon Co., Ltd., “Xiamen Joylon”
●	Shanghai Tianxiang Automotive Parts Co., Ltd., “Shanghai Tianxiang”
●	Jiangling Tongchuang Machining Co., Ltd., “Jiangling Tongchuang”
●	Shanghai Hongxi Investment Inc, “Hongxi”
●	Hubei Wiselink Equipment Manufacturing Co., Ltd., “Hubei Wiselink”
●	Jingzhou Derun Agricultural S&T Development Co., Ltd., “Jingzhou Derun”
●	Jingzhou Tongying Alloys Materials Co., Ltd., “Jingzhou Tongying”
●	Wuhan Dida Information S&T Development Co., Ltd., “Wuhan Dida”
●	Hubei Wanlong Investment Co., Ltd., “Hubei Wanlong”
●	Jingzhou Yude Machining Co., Ltd., “Jingzhou Yude”
●	Honghu Changrun Automotive Parts Co., Ltd., “Honghu Changrun”
●	Jingzhou Henglong Real Estate Co., Ltd., “Henglong Real Estate”
●	Xiamen Joylon Automotive Parts Co., Ltd., “Xiamen Automotive Parts”
●	Jingzhou Jiulong Material Co., Ltd., “Jiulong Material”
●	Wuhan Tongkai Automobile Motor Co., Ltd., “Wuhan Tongkai”
●	Jingzhou Natural Astaxanthin Inc, “Jingzhou Astaxanthin”
●	Hubei Asta Biotech Inc., “Hubei Asta”
●	Shanghai Yifu Automotive Electronics Technology Co., Ltd., “Shanghai Yifu”
●	Suzhou Qingyan Venture Capital Fund L.P., “Suzhou Qingyan”
●	Chongqing Qingyan Venture Capital Fund L.P., “Chongqing Qingyan”
●	Hubei Hongrun Intelligent System Co.,Ltd., “Hubei Hongrun”
●	Jingzhou WiseDawn Electric Car Co., Ltd., “Jingzhou WiseDawn”
●	Hubei Tongrun Automotive Parts Industry Development Co., Ltd., “Hubei Tongrun”
●	Hubei Qingyan Venture Capital Fund L.P, “Hubei Qingyan”
●	Hubei Henglongtianyu Pipe system Co.,Ltd., “Henglong Tianyu”
●	Wuhan Ewinlink Intelligent System Co., Ltd., “Ewinlink”
●	Hubei HLTW Automotive Lightweight Co., Ltd., “Hubei HLTW”
●	Hubei Jinlv New Energy Battery Technology Co., Ltd., “Hubei Jinlv”
●	Hubei Yiling Intelligent Technology Co., Ltd., “Hubei Yiling”
●	Sentient AB
●	Suzhou Sentient Automotive Technology Co., Ltd., “Suzhou Sentient”
●	Suzhou Qingshan Zhiyuan Venture Capital Fund L.P., “Suzhou Qingshan”
●	Suzhou Mingzhi Intelligent Manufacturing Industry Investment Fund L.P., “Suzhou Mingzhi”
●	Jingzhou Henglong Real Estate Co., Ltd. Jingkai Branch, “Henglong Real Estate Jingkai Branch”
●	Jingzhou Jinyu Hotel Management Co., Ltd., “Jinyu Hotel”
●	Jiangsu Intelligent Connected Vehicle Innovation Center Co., Ltd. “Jiangsu Intelligent”

Principal policies of the Company in connection with transactions with related parties are as follows:

Products Sold to Related Parties - The Company sold products to related parties at fair market prices and granted them credit of three to four months. These transactions were consummated under similar terms as the Company’s other customers.

Materials Purchased from Related Parties - The Company purchased materials from related parties at fair market prices, and also received from them credit of three to four months. These transactions were consummated under similar terms as the Company’s other suppliers’.

Equipment and Production Technology Purchased from Related Parties - The Company purchased equipment and production technology from related parties at fair market prices, or reasonable cost-plus pricing if fair market prices are not available. The Company sometimes was required to pay in advance based on the purchase agreement, because equipment manufacturing and technology development normally requires a long period. These transactions are consummated under similar terms as the Company’s other suppliers’.

Short-term Loans Extended to Related Parties - The Company provides short-term loans to related parties and assists the borrowing entities in addressing certain cash flow needs. In general, the Company charges interest by referencing to the prevailing borrowing interest rates published by PBOC.

Recent Accounting Pronouncements

Recently Adopted Accounting Standards

In December 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU became effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is permitted. The Company adopted this ASU in its annual consolidated financial statements for the year beginning January 1, 2025. The adoption of this ASU did not have any material impact on the Company’s annual consolidated financial statements.

Accounting Standards Not Yet Adopted

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. It requires entities to disclose, in the notes to financial statements, specified information related to certain costs and expenses disaggregated by type. The standard improves transparency by providing more detailed information about the components of costs and expenses that would enable investors to better understand the major components of an entity’s income statement by referencing specific disclosures in the notes to financial statements. This guidance is effective for annual reporting periods beginning after December 15, 2026. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”), which provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity can elect a practical expedient to assume that the current conditions as of the balance sheet date will remain unchanged for the remaining life of the assets when estimating expected credit losses. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods within those fiscal years. Early adoption is permitted. This ASU should be applied prospectively. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities (“ASU 2025-10”), to improve generally accepted accounting principles by establishing authoritative guidance on the accounting for government grants received by business entities. The amendments establish the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. The guidance is effective for fiscal years beginning after December 15, 2028, with early adoption permitted, and it can be applied using one of the following approaches: (1) a modified prospective approach; (2) a modified retrospective approach and (3) a retrospective approach to all government grants. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

3.	Accounts and Notes Receivable

The Company’s accounts receivable on December 31, 2025 and 2024, are summarized as follows (figures are in thousands of USD):

	December 31,
	2025	2024
Accounts receivable - unrelated parties	$212,446	$246,973
Notes receivable - unrelated parties (1)	140,795	94,085
Total accounts and notes receivable - unrelated parties	353,241	341,058
Less: allowance for credit losses - unrelated parties	(7,203)	(11,783)
Accounts and notes receivable, net - unrelated parties	346,038	329,275
Accounts and notes receivable - related parties	16,714	15,687
Less: allowance for credit losses - related parties	(973)	(1,463)
Accounts and notes receivable, net - related parties	15,741	14,224
Accounts and notes receivable, net	$361,779	$343,499
(1)	Notes receivable represents accounts receivable in the form of bills of exchange whose acceptances and settlements are handled by banks.

As of December 31, 2025 and 2024, the Company pledged its notes receivable in amounts of $7.8 million and $2.2 million, respectively, as collateral for banks to endorse the payment of the Company’s notes payable to the noteholder upon maturity (See Note 12).

As of December 31, 2025 and December 31, 2024, the Company pledged its accounts receivable with amounts of nil and $0.4 million, respectively, as collateral for banks to obtain the long-term loans.

The activity in the Company’s allowance for credit losses  of accounts receivable during the years ended December 31, 2025, 2024 and 2023, is summarized as follows (figures are in thousands of USD):

	Year Ended December 31,
	2025	2024	2023
Balance at beginning of year	$13,246	$17,003	$16,122
Amounts provided during the year	1,123	278	2,002
Amounts reversed of collection during the year	(1,813)	(1,213)	(463)
Writing off uncollectible account receivables	(4,586)	(2,544)	(410)
Foreign currency translation	206	(278)	(248)
Balance at end of year	$8,176	$13,246	$17,003

4.	Advance Payments and Others

The Company’s advance payments and others as of December 31, 2025 and 2024, consisted of the following:

	Year Ended December 31,
	2025	2024
Input VAT	$4,273	$2,680
Prepayments for purchase of raw materials	2,093	2,804
Other receivables due from related parties	2,118	1,530
Prepaid income tax	409	1,350
Employee advances	890	749
Others	5,035	3,961
Total advance payments and others	14,818	13,074
Less: Allowance for credit losses	(79)	(34)
Advance payments and others, net	$14,739	$13,040

5.	Inventories

The Company’s inventories at December 31, 2025 and 2024, consisted of the following (figures are in thousands of USD):

	December 31,
	2025	2024
Finished goods	$78,668	$73,789
Raw materials	25,758	19,946
Work in process	19,992	18,823
Balance at end of year	$124,418	$112,558

The Company recorded $11.0 million, $10.1 million and $4.8 million of provision of inventory impairment to cost of product sold for the years ended December 31, 2025, 2024 and 2023, respectively.

6.	Property, Plant and Equipment

The Company’s property, plant and equipment at December 31, 2025 and 2024, are summarized as follows (figures are in thousands of USD):

	December 31,
	2025	2024
Costs:
Machinery and equipment	$251,625	$241,471
Buildings	72,166	66,230
Electronic equipment	7,100	5,880
Motor vehicles	4,621	4,752
Construction in progress	28,307	14,783
Gross Total	363,819	333,116
Less: Accumulated depreciation	(228,520)	(227,850)
Less: Impairment	(1,751)	(1,446)
Balance at end of year	$133,548	$103,820

Depreciation charges for the years ended December 31, 2025, 2024 and 2023, were $12.7 million, $18.7 million and $17.2 million, respectively.

As of December 31, 2025 and 2024, the Company pledged property, plant and equipment with net book value of approximately $23.8 million and $31.4 million, respectively, as security for its comprehensive credit facilities with banks in China.

7.	Intangible Assets

The Company’s intangible assets at December 31, 2025 and 2024, are summarized as follows (figures are in thousands of USD):

	December 31,
	2025	2024
Costs:
Management software license	$8,424	$7,215
Patent technology	1,567	1,842
Total intangible assets - at cost	9,991	9,057
Less: Accumulated amortization	(6,392)	(5,640)
Balance at end of year, net	$3,599	$3,417

Amortization expenses were $1.2 million, $1.1 million and $1.0 million for the years ended December 31, 2025, 2024 and 2023, respectively.

	Estimated Amortization Expenses
	2026	2027	2028	2029	2030
Amortization expenses	$1,111	$1,041	$740	$231	$131

8.	Long-term Investments

The Company’s long-term investments on December 31, 2025 and 2024, are summarized as follows (figures are in thousands of USD):

	December 31,
	2025	2024
Limited Partnerships:
Hubei Venture Fund (1)	$14,150	$14,294
Chongqing Venture Fund (2)	12,306	12,426
Suzhou Qingshan (3)	8,117	7,300
Suzhou Mingzhi (4)	3,393	3,036
Suzhou Venture Fund (5)	902	1,654
Subtotal - Investments in limited partnerships	38,868	38,710
Corporations:
Sentient AB(6)	19,136	19,224
Bebest Shanghai(7)	2,845	2,782
Jingzhou Jinyu (8)	2,048	974
Shanghai IAT (9)	1,279	1,316
Henglong Tianyu	581	689
Jiangsu Intelligent	758	637
Subtotal - Investments in corporations	26,647	25,622
Total	$65,515	$64,332

Investment in Limited Partnerships

(1)

In March 2018, Hubei Henglong entered into an agreement with other parties to establish a limited partnership, the “Hubei Venture Fund”. As of December 31, 2025, Hubei Henglong owned 39.4% of Hubei Venture Fund’s equity. As a limited partner, Hubei Henglong has more than virtually no influence over the Hubei Venture Fund’s operating and financial policies. The investment is accounted for using the equity method. The Company’s share of income recognised from Hubei Venture Fund for the year ended December 31, 2025 was $1.8 million. The Company also received $2.2 million in dividends from the fund, offsetting the cost of the investment. There was no impairment on this investment during the year ended December 31, 2025.

(2)

In May 2016, Hubei Henglong entered into an agreement with other parties to establish a limited partnership, the “Chongqing Venture Fund”. As of December 31, 2025, Hubei Henglong owned 18.5% of Chongqing Venture Fund’s equity. As a limited partner, Hubei Henglong has more than virtually no influence over the Chongqing Venture Fund’s operating and financial policies. The investment is accounted for using the equity method. The Company’s share of the income recognised from Chongqing Venture Fund for the year ended December 31, 2025 was $0.6 million. The Company also received $1.0 million in dividends from the fund, offsetting the cost of the investment. There was no impairment on this investment during the year ended December 31, 2025.

(3)

In January 2022, Hubei Henglong entered into an agreement with other parties to establish a limited partnership, Suzhou Qingshan Zhiyuan Venture Capital Fund L.P., “Suzhou Qingshan Venture Fund”. As of December 31, 2025, Hubei Henglong owned 22.6% of Suzhou Qingshan’s equity. As a limited partner, Hubei Henglong has more than virtually no influence over Suzhou Qingshan’s operating and financial policies. The investment is accounted for using the equity method. The Company’s share of the income recognised from Suzhou Qingshan Venture Fund for the year ended December 31, 2025 was $0.7 million. There was no impairment on this investment during the year ended December 31, 2025.

(4)

In June 2023, Hubei Henglong entered into an agreement with other parties to establish a limited partnership, Suzhou Mingzhi Intelligent Manufacturing Industry Investment Fund L.P., “Suzhou Mingzhi”. The Company agreed to subscribe 19.74% of the equity in Suzhou Mingzhi with a total consideration of RMB 30.0 million, equivalent to approximately $4.2 million, among which RMB 21.0 million, equivalent to approximately $2.9 million, has been paid as of December 31, 2025. As a limited partner, Hubei Henglong has more than virtually no influence over Suzhou Mingzhi’s operating and financial policies. The investment is accounted for using the equity method. The Company’s share of the income recognised from Suzhou Mingzhi’s for the year ended December 31, 2025 was $0.3 million. There was no impairment on this investment during the year ended December 31, 2025.

(5)

In September 2014, Hubei Henglong entered into an agreement with other parties to establish a limited partnership, the “Suzhou Venture Fund”. As of December 31, 2025, Hubei Henglong owned 12.5% of the Suzhou Venture Fund’s equity. As a limited partner, Hubei Henglong has more than virtually no influence over the Suzhou Venture Fund’s operating and financial policies. The investment is accounted for using the equity method. The Company’s share of the loss recognised from Suzhou Venture Fund for the year ended December 31, 2025 was $0.5 million. The Company also received $0.3 million in dividends from the fund, offsetting the cost of the investment. There was no impairment on this investment during the year ended December 31, 2025.

The Company’s share of income recognized from these investments in limited partnerships is $2.9 million in total for the year ended December 31, 2025, which was recorded as equity in earnings of affiliated company.

Investment in Corporations

(6)

In June 2021, Hubei Henglong entered into a share purchase agreement with Jingzhou WiseDawn Electric Car Co., Ltd., “Jingzhou WiseDawn”, a related party controlled by the Company’s controlling shareholder, Mr. Hanlin Chen. In accordance with the agreement, CAAS would purchase 200 shares, representing 40% of Sentient AB’s share capital, from Jingzhou WiseDawn for total consideration of RMB 155.2 million, equivalent to approximately $24.5 million. The transaction was completed in March 2022. Pursuant to the share purchase agreement, the Company has the right to appoint two directors to the board of directors, so it can exercise significant influence over Sentient AB. Therefore, the investment is accounted for using the equity method. The Company’s share of the loss of Sentient AB for the year ended December 31, 2025 was $0.5 million. There was no impairment on this investment during the year ended December 31, 2025.

(7)

In December 2024, Hubei Henglong entered into a share purchase agreement with Bebest (Shanghai) Automotive Electronics Co., Ltd, “Bebest Shanghai”. In accordance with the agreement, Hubei Henglong would purchase 275,056 shares, representing 1.14% of Bebest Shanghai’s share capital, for total consideration of RMB 20.0 million, equivalent to approximately $2.8 million. The transaction was completed in December 2024. As a result of financing activities undertaken by Bebest Shanghai, Hubei Henglong ownership interest in Bebest Shanghai was diluted to 1.09% as of December 31, 2025. As the Company cannot exercise significant influence over Bebest Shanghai, in accordance with ASC 321, the Company elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The initial cost value of equity securities without readily determinable fair values were $2.8 million as of December 31, 2025. There was no re-measurement gain or loss being recognized in connection with equity investment accounted for using the measurement alternative for the year ended December 31, 2025. There was no impairment recorded on this investment for the year ended December 31, 2025.

(8)

In October 2024, Hubei Henglong entered into an agreement with other parties to establish an associate company, “Jingzhou Jinyu Hotel Management Co., Ltd”, “Jingzhou Jinyu”. As of December 31, 2025, Hubei Henglong has paid RMB 15.0 million, equivalent to approximately $2.1 million, representing 14.5% of Shanghai IAT’s equity. The Company can exercise significant influence over Jingzhou Jinyu’s operating and financial policies, therefore accounted for the investments by using the equity method.

(9)

In July 2024, Hubei Henglong entered into an agreement with other parties to establish an associate company, Shanghai IAT International Automotive Technology Co., Ltd, “Shanghai IAT”. As of December 31, 2025, Hubei Henglong has paid RMB 10.0 million, equivalent to approximately $1.4 million, representing 25% of Shanghai IAT’s equity. The Company can exercise significant influence over Shanghai IAT’s operating and financial policies. The investment is accounted for using the equity method.

The Company summarizes the condensed financial of the Company’s equity method investments as a group below (figures are in thousands of USD):

	December 31,
	2025	2024	2023
Revenue	$28,006	$27,282	$4,872
Gross profit	1,918	(162)	(951)
Income from continuing operations	6,557	(7,174)	(2,038)
Net income	$6,580	$(7,148)	$(2,039)

9.Pre-Production Costs Related to Long-Term Supply Arrangements

At December 31, 2025 and 2024, the Company recorded $7.0 million and $7.4 million in the balance sheet in the Company’s consolidated financial statements, of pre-production costs for which customer reimbursement is contractually guaranteed, respectively. The reimbursable costs are recorded in “Other current assets” if reimbursement occurs in less than one year and in “Other non-current assets” if reimbursement occurs beyond one year. As of December 31, 2025 and 2024, the Company had $7.0 million and $4.2 million of reimbursable costs recorded in other current assets, respectively and $0.01 million and $3.2 million of reimbursable costs recorded in other non-current assets, respectively.

10.	Deferred Income Tax Assets and Liabilities

The components of deferred tax assets and liabilities at December 31, 2025 and 2024, were as follows (figures are in thousands of USD):

	December 31,
	2025	2024
Losses carryforward (U.S.) (1)	$—	$—
Losses carryforward (Non-U.S.) (1)	7,049	5,938
Product warranties and other reserves	9,768	8,095
Property, plant and equipment	6,235	7,183
Bonus accrual	820	481
Other accruals	3,896	2,728
Deductible temporary difference related to revenue recognition	1,640	1,500
Others	3,733	3,210
Total deferred tax assets	33,141	29,135
Less: Valuation allowance (1)(2)	(12,877)	(11,678)
Total deferred tax assets, net of valuation allowance	20,264	17,457

Deferred withholding tax for dividend distribution from PRC subsidiaries (Note 21)	3,864	3,885
Other taxable temporary differences	3,754	2,709
Total deferred tax liabilities	$7,618	$6,594
(1)	The net operating loss carry-forward for the U.S. entity for income tax purposes are available to reduce future years’ taxable income. These carry-forwards will not expire if not utilized, and the Company may carry the losses forward indefinitely. Net operating losses for China entities can be carried forward for 5 years to offset taxable income except for entities that qualify as a High & New Technology Enterprise, for which the net operating loss can be carried forward for 10 years. However, as of December 31, 2025, valuation allowance was $12.9 million, including $0.1 million allowance for the Company’s deferred tax assets in the United States and $12.8 million allowance for the Company’s non-U.S. deferred tax assets primarily in China. Based on the Company’s current operations, management believes that all deferred tax assets in the United States and certain deferred tax assets in non-U.S. regions are not likely to be realized in the future.
(2)	As of December 31, 2025, the Company had net operating tax loss carry-forwards amounting to $3.6 million and $3.4 million which will expire from 2026 to 2035 and from 2026 to 2030, respectively, if not used.

The deferred tax assets and liabilities are classified in the consolidated balance sheets as follows (figures are in thousands of USD):

	December 31,
	2025	2024
Deferred tax assets	$16,510	$14,748
Deferred tax liabilities	3,864	3,885

The activity in the Company’s valuation allowance for deferred tax assets during the years ended December 31, 2025, 2024 and 2023, are summarized as follows (figures are in thousands of USD):

	Year Ended December 31,
	2025	2024	2023
Balance at beginning of year	$11,678	$18,981	$23,270
Amounts provided for during the year	1,597	343	589
Amounts used and reversed during the year	(676)	(7,435)	(4,511)
Foreign currency translation	278	(211)	(367)
Balance at end of year	$12,877	$11,678	$18,981

11.	Bank Loans

Loans consist of the following as of December 31, 2025 and 2024 (figures are in thousands of USD):

	December 31,
	2025	2024
Short-term bank loans	$81,341	$71,869
Current portion of long-term bank loans	—	697
Subtotal	81,341	72,566

Long-term bank loans	$5,691	$842
Less: Current portion of long-term bank loans	—	(697)
Subtotal	5,691	145

Total	$87,032	$72,711
(1)	The Company entered into credit facility agreements with various banks, which were secured by property, plant and equipment and land use rights of the Company. The total credit facility amount was $283.5 million and $216.2 million, respectively, as of December 31, 2025 and 2024. As of December 31, 2025 and 2024, the Company has drawn down loans with an aggregate amount of $87.0 million and $72.7 million, respectively. The weighted average interest rate was 1.8% and 2.4%, respectively.

The Company must use the loans for the purpose specified in the borrowing agreement. If it fails to do so, it may be charged penalty interest or triggered early repayment. The Company complied with such financial covenants as of December 31, 2025.

12.	Accounts and Notes Payable

The Company’s accounts and notes payable at December 31, 2025 and 2024, are summarized as follows (figures are in thousands of USD):

	December 31,
	2025	2024
Accounts payable - unrelated parties	$211,955	$185,304
Notes payable - unrelated parties (1)	122,349	95,761
Accounts and notes payable - unrelated parties	334,304	281,065
Accounts and notes payable - related parties	16,033	11,743
Balance at end of year	$350,337	$292,808
(1)	Notes payable represent payables in the form of notes issued by the bank. As of December 31, 2025 and 2024, the Company has pledged cash of $52.3 million and $44.1 million, and also has pledged notes receivable of $7.8 million and $2.2 million, respectively, as collateral for banks to endorse the payment of the Company’s notes payable to the noteholder upon maturity. The Company entered into credit facility agreements with various banks, which were secured by property, plant and equipment and land use rights of the Company. As of December 31, 2025 and 2024, the Company has used $76.3 million and $60.2 million of its credit facility, respectively, for issuing bank notes.
(2)

13.	Accrued Expenses and Other Payable

The Company’s accrued expenses and other payables at December 31, 2025 and 2024, are summarized as follows (figures are in thousands of USD):

	December 31,
	2025	2024
Accrued expenses	$22,780	$19,653
Warranty reserves (See Note 2)	49,250	35,337
Dividends payable to common shareholders	—	1,773
Dividends payable to holders of non-controlling interests	—	417
Other payables	4,108	2,058
Balance at end of year	$76,138	$59,238

14. Taxes Payable

The Company’s taxes payable on December 31, 2025 and 2024, are summarized as follows (figures are in thousands of USD):

	December 31,
	2025	2024
Value-added tax payable	$5,435	$2,870
Tariffs payable	2,832	1,221
Long-term taxes payable - current portion (1)	—	8,781
Income tax payable	3,627	1,944
Other tax payable	1,086	492
Short-term taxes payable	$12,980	$15,308

	December 31,
	2025	2024
Long-term taxes payable	$—	$8,781
Less: Long-term taxes payable - current portion (1)	—	(8,781)
Long-term taxes payable (1)	$—	$—
(1)	A one-time transition tax of $35.6 million was recognized in the three months ended December 31, 2017 that represented management’s estimate of the amount of U.S. corporate income tax based on the deemed repatriation to the United States of the Company’s share of previously deferred earnings of certain non-U.S. subsidiaries of the Company mandated by the U.S. Tax Reform. The Company elected to pay the one-time transition tax over eight years commencing in April 2018. During the years ended December 31, 2025 and 2024, $8.8 million and $7.0 million, respectively, were paid by the Company. See Note 21 for more details about the U.S. Tax Reform.

15. Redeemable non-controlling interests

In September 2020, one of the Company’s subsidiaries issued shares to Hubei Venture Fund amounting to $0.7 million. The shares will be transferred to the Company and the other shareholder of the subsidiary on pro rata basis at the holder’s option if the subsidiary fails to complete a qualified IPO in a pre-agreed period of time after their issuance with a transfer price of par plus 6% per year. $0.5 million of the shares are subject to purchase by the Company and are therefore accounted for as redeemable non-controlling interests in mezzanine equity and are accreted to the redemption value over the period starting from the issuance date. During the year ended December 31, 2024, the subsidiary failed to conduct an IPO and Hubei Venture Fund required the Company’s subsidiary to redeem its shares in accordance with the agreement. This redeemable non-controlling interest was reclassified as liability in the consolidated balance sheet as of December 31, 2025 and 2024.

For the years ended December 31, 2025, 2024 and 2023, the Company recognized accretion of nil, $0.02 million and $0.03 million to the redemption value of the shares over the period starting from the issuance date with a corresponding reduction to retained earnings.

16.	Stock Options

The stock option plan was approved at the Annual Meeting of Shareholders held on June 28, 2005 and has been extended to June 27, 2035 at the Annual Meeting of Shareholders held on June 25, 2025. The maximum common shares available for issuance under this plan is 2,200,000. The stock incentive plan provides for the issuance, to the Company’s officers, directors, management and employees who served over three years or have given outstanding performance, of options to purchase shares of the Company’s ordinary shares. The Company has issued 658,850 stock options under this plan as of December 31, 2025.

Under the aforementioned plan, the stock options granted will have an exercise price equal to the closing price of the Company’s ordinary shares traded on NASDAQ one day before the date of grant, and will expire two to five years after the grant date. Except for the 298,850 options granted to management in December 2008, which became exercisable on a ratable basis over the vesting period (3 years), the options were exercisable immediately on the grant dates. Stock options will be settled in shares of the Company’s ordinary shares upon exercise and are recorded in the Company’s consolidated balance sheets under the caption “Additional paid-in capital.” As of December 31, 2025, the Company has sufficient unissued registered ordinary shares for settlement of the stock incentive plan mentioned above.

The fair value of stock options was determined at the date of grant using the Black-Scholes option pricing model. The Black-Scholes option model requires management to make various estimates and assumptions, including expected term, expected volatility, risk-free rate, and dividend yield. The expected term represents the period of time that stock-based compensation awards granted are expected to be outstanding and is estimated based on considerations including the vesting period, contractual term and anticipated employee exercise patterns. Expected volatility is based on the historical volatility of the Company’s stock. The risk-free rate is based on the U.S. Treasury yield curve in relation to the contractual life of stock-based compensation instruments. The dividend yield assumption is based on historical patterns and future expectations for the Company dividends.

The activities of stock options are summarized as follows, including granted, exercised and forfeited.

			Weighted-Average
		Weighted-Average	Contractual
	Shares	Exercise Price	Term (years)
Outstanding - January 1, 2024	22,500	$6.26	5
Forfeited	(7,500)	6.26	5
Outstanding - December 31, 2024	15,000	$6.26	5
Forfeited	(7,500)	6.26	5
Outstanding - December 31, 2025	7,500	$6.26	5

The following is a summary of the range of exercise prices for stock options that are outstanding and exercisable at December 31, 2025:

	Outstanding Stock	Weighted Average	Weighted Average	Number of Stock
Range of Exercise Prices	Options	Remaining Life	Exercise Price	Options Exercisable
$6.26	7,500	0.09	$6.26	7,500

As of December 31, 2025 and 2024, the total intrinsic value of the Company’s stock options that were exercisable were nil.

During the years ended December 31, 2025, 2024 and 2023, no stock options were exercised.

No stock options were granted during the year ended December 31, 2025 and 2024.

17.	Retained Earnings

Pursuant to the relevant PRC laws, the profits distribution of the Company’s subsidiaries, which are based on their PRC statutory financial statements, are available for distribution in the form of cash dividends after these subsidiaries have paid all relevant PRC tax liabilities, provided for losses in previous years, and made appropriations to statutory surplus at 10% of their respective after-tax profits each year. When the statutory surplus reserve reaches 50% of the registered capital of a company, no additional reserve is required. For the years ended December 31, 2025, 2024 and 2023, the subsidiaries in China appropriated statutory reserves of $1.6 million, $0.3 million and nil, respectively.

18.	Treasury Stock

Treasury stock represents shares repurchased by the Company that are no longer outstanding and are held by the Company. Treasury stock is accounted for under the cost method. On December 5, 2018, the board of directors of the Company approved a share repurchase program under which the Company was permitted to repurchase up to $5.0 million of its ordinary shares from time to time in the open market at prevailing market prices not to exceed $4.00 per share through December 4, 2019. The board of directors of the Company approved the extension of such program to December 4, 2020. On August 13, 2020, the board of directors of the Company approved a share repurchase program under which the Company is permitted to repurchase up to $5.0 million of its ordinary shares from time to time in the open market at prevailing market prices not to exceed $3.50 per share through August 12, 2021. On March 29, 2022, the board of directors of the Company approved a share repurchase program under which the Company is permitted to repurchase up to $5.0 million of its ordinary shares from time to time in the open market at prevailing market prices not to exceed $4.00 per share through March 30, 2023. On November 12, 2024, the Board of Directors of the Company approved a share repurchase program under which the Company was permitted to repurchase up to $5.0 million of its common stock from time to time in the open market at prevailing markets prices not to exceed $5.50 per share through November 15, 2025.

For the years ended December 31, 2025, 2024 and 2023, the Company repurchased nil, 15,000 and nil shares of the Company for aggregate cash consideration of nil, $0.1 million and nil, respectively, on the open market.

The repurchased shares are not cancelled and are presented as “treasury stock” on the balance sheet.

19.	Other Income, Net

During the years ended December 31, 2025, 2024 and 2023, the Company recorded other income which is summarized as follows (figures are in thousands of USD):

	Year Ended December 31,
	2025	2024	2023
Government subsidy	$5,898	$5,061	$3,777
Investment income	2,073	1,930	1,465
Loss from disposal of property, plant and equipment	(967)	(1,215)	—
Others	105	—	103
Total other income, net	$7,109	$5,776	$5,345

20.	Financial (Income)/Expense, net

During the years ended December 31, 2025, 2024 and 2023, the Company recorded financial expense, net which is summarized as follows (figures are in thousands of USD):

	Year Ended December 31,
	2025	2024	2023

Interest income	$(1,595)	$(2,363)	$(1,524)
Foreign exchange (income)/loss, net	(1,056)	2,107	(3,355)
Bank fees	289	343	213
Total financial (income)/expense, net	$(2,362)	$87	$(4,666)

21.	Income Taxes

PRC Corporate Income Tax

The Company’s subsidiaries registered in the PRC are subject to national and local income taxes within the PRC at the applicable tax rate of 25% on the taxable income as reported in their PRC statutory financial statements in accordance with the relevant income tax laws applicable to foreign invested enterprise, unless preferential tax treatment is granted by local tax authorities. If the enterprise meets certain preferential terms according to the China income tax law, such as assessment as a “High & New Technology Enterprise” by the government, then, the enterprise will be subject to enterprise income tax at a rate of 15%.

Pursuant to the New China Income Tax Law and the Implementing Rules, “New CIT”, which became effective as of January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise to its foreign investors will be subject to a 10% withholding tax if the foreign investors are considered as non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.

Genesis, the Company’s wholly-owned subsidiary and the direct holder of the equity interests in the Company’s subsidiaries in China, is incorporated in Hong Kong. According to the Mainland China and Hong Kong Taxation Arrangement, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong would be subject to withholding tax at a rate of 10% if Genesis could not obtain the Hong Kong tax resident certificate from the Hong Kong Inland Revenue Department. If Genesis obtains the Hong Kong tax resident certificate, owns directly at least 25% of the shares of the foreign invested enterprise and is qualified as the beneficial owner, it could benefit from a lower rate of 5%.

According to PRC tax regulation, the Company should withhold income taxes for the profits distributed from the PRC subsidiaries to Genesis, the subsidiaries’ holding company incorporated in Hong Kong. For the profits that the PRC subsidiaries intended to distribute to Genesis, the Company accrues the withholding income tax as deferred tax liabilities. As of December 31, 2025 and 2024, the Company has recognized deferred tax liabilities of $3.9 million and $3.9 million for the undistributed profits of $38.6 million and $38.8 million, respectively, which are expected to be distributed to Genesis in the future. The Company intended to re-invest the remaining undistributed profits generated from the PRC subsidiaries in those subsidiaries indefinitely. As of December 31, 2025 and 2024, the Company still has undistributed earnings of approximately $316.9 million and $331.7 million, respectively, from investment in the PRC subsidiaries that are considered indefinitely reinvested. Had the undistributed earnings been distributed to Genesis and not indefinitely reinvested, the tax provision as of December 31, 2025 and 2024, of approximately $31.7 million and $33.2 million, respectively, would have been recorded. Such undistributed profits will be reinvested in Genesis and not further distributed to the parent company incorporated in the Cayman going forward.

In 2023, Henglong, Jiulong, Hubei Henglong, Wuhan Chuguanjie and Wuhu were granted the title of “High & New Technology Enterprise”, and based on the PRC income tax law, they were subject to enterprise income tax at a rate of 15% from 2023 to 2025.

In 2024, Henglong KYB was granted the title of “High & New Technology Enterprise” and based on the PRC income tax law, it is subject to enterprise income tax at a rate of 15% from 2025 to 2027.

In 2025, Jielong and Wuhan Hyoseong were granted the title of “High & New Technology Enterprise” and based on the PRC income tax law, it is subject to enterprise income tax at a rate of 15% from 2025 to 2027.

According to the New CIT, Shanghai Henglong, Shenyang, Changchun Hualong, Chongqing, Wuhu Hongrun and Zhirong are subject to income tax at a rate of 25%.

Brazil Corporate Income Tax

Based on Brazilian income tax laws, Brazil Henglong is subject to income tax at a uniform rate of 24%, and a resident legal person is subject to additional tax at a rate of 10% for the part of taxable income over BRL 0.24 million, equivalent to approximately $0.05 million. The Company recognized income tax expenses of $4.4 million, $1.3 million and $2.2 million in Brazil for the year ended December 31, 2025, 2024 and 2023.

Hong Kong Corporate Income Tax

The profits tax rate of Hong Kong is 16.5%. No provision for Hong Kong tax is made as Genesis is an investment holding company, and had no assessable income in Hong Kong for the years ended December 31, 2025, 2024, and 2023.

U.S. Corporate Income Tax

After the Redomicile Merger, CAAS, as the successor, will continue to be treated as a U.S. corporation for U.S. federal income tax purposes. Accordingly, CAAS will continue to be subject to U.S. corporate income tax on its taxable income of up to 35% for prior tax years. Recent U.S. federal tax legislation, commonly referred to as the Tax Cuts and Jobs Act, the “U.S. Tax Reform”, was signed into law on December 22, 2017. The U.S. Tax Reform significantly modified the U.S. Internal Revenue Code by, among other things, reducing the statutory U.S. federal corporate income tax rate from 35% to 21% for taxable years beginning after December 31, 2017; limiting and/or eliminating many business deductions; migrating the U.S. to a territorial tax system with a one-time transition tax on a mandatory deemed repatriation of previously deferred foreign earnings of certain foreign subsidiaries; subject to certain limitations, generally eliminating U.S. corporate income tax on dividends from foreign subsidiaries; and providing for new taxes on certain foreign earnings. Taxpayers may elect to pay the one-time transition tax over eight years, or in a single lump sum.

The U.S. Tax Reform also includes provisions for a new tax on GILTI effective for tax years of foreign corporations beginning after December 31, 2017. The GILTI provisions impose a tax on foreign income in excess of a deemed return on tangible assets of controlled foreign corporations, “CFCs”, subject to the possible use of foreign tax credits and a deduction equal to 50 percent to offset the income tax liability, subject to some limitations.

To the extent that portions of the Company’s U.S. taxable income, such as Subpart F income or GILTI, are determined to be from sources outside of the U.S., subject to certain limitations, the Company may be able to claim foreign tax credits to offset its U.S. income tax liabilities. If dividends that the Company receives from its subsidiaries are determined to be from sources outside of the U.S., subject to certain limitations, the Company will generally not be required to pay U.S. corporate income tax on those dividends. Any liabilities for U.S. corporate income tax will be accrued in the Company’s consolidated statements of comprehensive income and estimated tax payments will be made when required by U.S. law.

One-Time Transition Tax Related to U.S. Tax Reform

In 2017, the Company recognized a one-time transition tax of $35.6 million that represented management’s estimate of the amount of U.S. corporate income tax based on the deemed repatriation to the United States of the Company’s share of previously deferred earnings of certain non-U.S. subsidiaries of the Company mandated by the U.S. Tax Reform. The Company elected to pay the one-time transition tax over eight years commencing in April 2018. According to the 2017 U.S. federal income tax return of the Company filed in October 2018, the one-time transition tax was updated to $35.1 million. The Company made a true-up adjustment of $0.5 million in 2018.

The provision for income taxes was calculated as follows (figures are in thousands of USD):

	Year Ended December 31,
	2024	2023
Tax rate	21%	21%
Income before income taxes	$44,131	$48,235
Income tax at federal statutory tax rate	9,268	10,129
Tax benefit of super deduction of R&D expense (1)	(3,122)	(5,674)
Effect of differences in foreign tax rate	1,687	1,669
Change in provision on valuation allowance for deferred income tax - U.S.	—	(349)
Change in provision on valuation allowance for deferred income tax - Non-U.S.	(7,092)	(3,573)
GILTI inclusion	3,998	3,228
Other differences	1,153	(293)
Total income tax expense	$5,892	$5,137

	For the year ended December 31,
	2025
	Amount	Percentage
Income tax at federal statutory tax rate	$12,894	21.0%
U.S.
GILTI inclusion	808	1.3%
Brazil
Effect of differences in foreign tax rate	426	0.7%
Hong Kong
Effect of differences in foreign tax rate	103	0.2%
Change in valuation allowance	921	1.5%
PRC
Effect of differences in foreign tax rate	3,690	6.0%
Impact of tax preference	(2,809)	(4.6)%
Non-deductible expenses	434	0.7%
Tax benefit of super deduction of R&D expense (1)	(5,422)	(8.8)%
Others	531	0.9%
Income tax expense	$11,576	18.9%
(1)	According to a new tax incentives policy promulgated by the State Tax Bureau of the PRC and effective from March 2021 onwards, enterprises engaged in research and development activities are entitled to claim an additional tax deduction amounting to 100% of their research and development expenses in determining their taxable income for the year.

The Company is subject to tax examination in the United States and China. The Company’s tax years for 2021 through 2025 are still open for examination in China. The Company’s tax years for 2016 through 2025 are still open for examination in the United States.

Uncertain Tax Positions

The Company did not have any uncertain tax positions for the years ended December 31, 2025, 2024 and 2023.

22.	Income Per Share

Basic net income per share is computed using the weighted average number of the common shares outstanding during the year.

For diluted income per share, the Company uses the treasury stock method for options, assuming the issuance of common shares, if dilutive, resulting from the exercise of options.

The calculations of basic and diluted income per share attributable to the parent company were (figures are in thousands of USD):

	Year Ended December 31,
	2025	2024	2023
Numerator:
Net income attributable to the parent company’s common shareholders - Basic and Diluted	$42,838	29,979	37,658
Denominator:
Weighted average ordinary shares outstanding - Basic	30,170,702	30,184,513	30,185,702
Dilutive effects of stock options	—	—	3,719
Denominator for dilutive income per share - Diluted	30,170,702	30,184,513	30,189,421
Net income per share attributable to the parent company’s common shareholders
Basic	1.42	0.99	1.25
Diluted	1.42	0.99	1.25

As of December 31, 2025, 2024 and 2023, the exercise prices for 7,500, 15,000 and 22,500 outstanding stock options were above the weighted average market price of the Company’s ordinary shares during the year ended December 31, 2025, 2024 and 2023, respectively. Therefore, these stock options were excluded from the calculation of the diluted income per share for the corresponding periods presented.

23.	Significant Concentrations

A significant portion of the Company’s business is conducted in China where the currency is the RMB. Regulations in China permit foreign owned entities to freely convert the RMB into foreign currency for transactions that fall under the “current account”, which includes trade related receipts and payments, interest and dividends. Accordingly, the Company’s Chinese subsidiaries may use RMB to purchase foreign exchange for settlement of such “current account” transactions without pre-approval.

China Automotive Systems, Inc., the parent company, may depend on Genesis and HLUSA dividend payments, which are generated from their subsidiaries in China, “China-based Subsidiaries,” after they receive payments from the China-based Subsidiaries. Regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Under PRC law China-based Subsidiaries are required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their general reserves until the cumulative amount reaches 50% of their paid-in capital. These reserves are not distributable as cash dividends, or as loans or advances. These foreign-invested enterprises may also allocate a portion of their after-tax profits, at the discretion of their boards of directors, to their staff welfare and bonus funds. Any amounts so allocated may not be distributed and, accordingly, would not be available for distribution to Genesis and HLUSA.

The PRC government also imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currencies out of China, the China-based Subsidiaries may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currencies. If China Automotive is unable to receive dividend payments from its subsidiaries and China-based subsidiaries, China Automotive may be unable to effectively finance its operations or pay dividends on its shares.

Transactions other than those that fall under the “current account” and that involve conversion of RMB into foreign currency are classified as “capital account” transactions; examples of “capital account” transactions include repatriations of investment by or loans to foreign owners, or direct equity investments in a foreign entity by a China domiciled entity. “Capital account” transactions require prior approval from China’s State Administration of Foreign Exchange, or SAFE, or its provincial branch to convert a remittance into a foreign currency, such as U.S. Dollars, and transmit the foreign currency outside of China.

This system could be changed at any time and any such change may affect the ability of the Company or its subsidiaries in China to repatriate capital or profits, if any, outside China. Furthermore, SAFE has a significant degree of administrative discretion in implementing the laws and has used this discretion to limit convertibility of current account payments out of China. Whether as a result of a deterioration in the Chinese balance of payments, a shift in the Chinese macroeconomic prospects or any number of other reasons, China could impose additional restrictions on capital remittances abroad. As a result of these and other restrictions under the laws and regulations of the People’s Republic of China, or the PRC, the Company’s China subsidiaries are restricted in their ability to transfer a portion of their net assets to the parent. The Company has no assurance that the relevant Chinese governmental authorities in the future will not limit further or eliminate the ability of the Company’s Chinese subsidiaries to purchase foreign currencies and transfer such funds to the Company to meet its liquidity or other business needs. Any inability to access funds in China, if and when needed for use by the Company outside of China, could have a material and adverse effect on the Company’s liquidity and its business.

24.	Related Party Transactions

Related party transactions during the years ended December 31, 2025, 2024 and 2023, are as shown below (figures are in thousands of USD):

Merchandise Sold to Related Parties

	Year Ended December 31,
	2025	2024	2023
Hubei Hongrun	$26,308	$34,907	$33,829
Jingzhou Yude	5,458	12,129	11,390
Xiamen Automotive Parts	1,750	1,521	1,733
Other related parties	12	303	562
Total	$33,528	$48,860	$47,514

Rental Income Obtained from Related Parties

	Year Ended December 31,
	2025	2024	2023
Jingzhou Tongying	$194	$207	$154
Wuhan Tongkai	107	138	130
Other related parties	12	16	16
Total	$313	$361	$300

Materials Sold to Related Parties

	Year Ended December 31,
	2025	2024	2023
Jingzhou Yude	$6,758	$956	$965
Honghu Changrun	889	728	610
Hubei Wiselink	718	1	—
Hubei Tongrun	272	204	—
Jingzhou Tongying	253	214	354
Wuhan Tongkai	77	153	25
Jiangling Tongchuang	22	18	65
Other related parties	39	4	31
Total	$9,028	$2,278	$2,050

Materials Purchased from Related Parties

	Year Ended December 31,
	2025	2024	2023
Jingzhou Tongying	$17,099	$15,178	$12,033
Jiangling Tongchuang	6,029	4,478	3,390
Wuhan Tongkai	4,514	6,308	8,311
Honghu Changrun	3,317	2,869	2,396
Hubei Wiselink	1,207	667	528
Henglong Tianyu	409	516	557
Hubei Tongrun	359	—	—
Hubei Yiling	112	62	57
Other related parties	992	10	16
Total	$34,038	$30,088	$27,288

Technology and Services Provided by Related Parties (recorded in R&D Expenses)

	Year Ended December 31,
	2025	2024	2023
Hubei Yiling	$283	$240	$278
Hubei Wiselink	5	—	100
Suzhou Sentient	—	—	925
Other related parties	—	2	—
Total	$288	$242	$1,303

Property, Plant and Equipment Purchased from Related Parties

	Year Ended December 31,
	2025	2024	2023
Hubei Wiselink	$15,551	$5,345	$2,451
Henglong Real Estate	2,209	—	1,886
Other related parties	187	149	87
Total	$17,947	$5,494	$4,424

As of December 31, 2025 and 2024, accounts receivable, accounts payable and advance payments between the Company and related parties are as shown below (figures are in thousands of USD):

Accounts and Notes Receivable from Related Parties

	December 31,
	2025	2024
Hubei Hongrun	$8,794	$9,759
Jingzhou Yude	5,743	3,903
Xiamen Automotive Parts	1,143	1,003
Xiamen Joylon	807	789
Other related parties	227	233
Total accounts and notes receivable - related parties	16,714	15,687
Less: allowance for credit losses - related parties	(973)	(1,463)
Accounts and notes receivable, net - related parties	$15,741	$14,224

Accounts and Notes Payable to Related Parties

	December 31,
	2025	2024
Wuhan Tongkai	$4,977	$4,001
Jingzhou Tongying	3,775	3,520
Hubei Wiselink	4,536	2,263
Honghu Changrun	1,162	951
Henglong Tianyu	568	452
Jiangling Tongchuang	491	445
Other related parties	524	111
Total	$16,033	$11,743

Advance Payments for Property, Plant and Equipment to Related Parties

	December 31,
	2025	2024
Hubei Wiselink	$1,279	$4,452
Henglong Real Estate	80	2,118
Total	$1,359	$6,570

Advance Payments and Others to Related Parties

	December 31,
	2025	2024
Suzhou Sentient	$1,565	$1,530
Hubei Tongrun	147	178
Hubei Yiling	142	—
Hubei Wiselink	92	402
Hubei Asta	72	84
Other related parties	100	8
Total	$2,118	$2,202

As of December 31, 2025, Hanlin Chen, our chairman, owns 57.25% of the ordinary shares of the Company and has the effective power to control the vote on substantially all significant matters without the approval of other shareholders.

25.	Commitments and Contingencies
a.	Legal proceedings

The Company is not a party to any pending or, to the best of the Company’s knowledge, any threatened legal proceedings; and no director, officer or affiliate of the Company, or owner of record of more than five percent of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

b.	Commitments

In addition to bank loans, notes payables, the related interest and other payables, the following table summarizes the Company’s non-cancelable commitments and contingencies as of December 31, 2025 (figures are in thousands of USD):

	Payment Obligations by Period
	2026	2027	2028	Thereafter	Total
Obligations for investment contracts (1)	$1,992	$711	$—	$—	$2,703
Obligations for purchasing and services	30,746	3,681	—	—	34,427
Total	$32,738	$4,392	$—	$—	$37,130
(1)	In July 2024, Hubei Henglong entered into an agreement with other parties to establish an associate company, Shanghai IAT. According to the agreement, Hubei Henlong shall contribute a total capital of RMB 20.0 million, equivalent to approximately $2.8 million. As of December 31, 2025, Hubei Henglong has paid RMB 10.0 million, equivalent to approximately $1.4 million, representing 25.0% of Shanghai IAT’s equity. The remaining consideration of RMB 10.0 million, equivalent to approximately $1.4 million, will be paid within two years after December 31, 2025.

In June 2023, Hubei Henglong entered into an agreement with other parties to establish a limited partnership, Suzhou Mingzhi. According to the agreement, Hubei Henlong shall contribute a total capital of RMB 30.0 million, equivalent to approximately $4.2 million. As of December 31, 2025, Hubei Henglong has paid RMB 21.0 million, equivalent to approximately $2.9 million, representing 19.74% of Suzhou Mingzhi’s equity. The remaining consideration of RMB 9.0 million, equivalent to approximately $1.3 million, will be paid in 2026.

26.	Segment Reporting

The accounting policies of the product sectors are the same as those described in the summary of significant accounting policies except that the disaggregated financial results for the product sectors have been prepared using a management approach, which is consistent with the basis and manner in which management internally disaggregates financial information for the purposes of assisting them in making internal operating decisions. Generally, the Company evaluates performance based on stand-alone product sector operating income and accounts for inter segment sales and transfers as if the sales or transfers were to third parties, at current market prices.

As of December 31, 2025, in addition to the holding company (Genesis), the Company had 17 product sectors, six of which were principal profit makers and were reported as separate sectors and engaged in the production and sales of power steering, Henglong, Jiulong, Wuhu, Henglong KYB, Hubei Henglong and Brazil Henglong. The other eleven sectors were engaged in the development, manufacturing and sale of high polymer materials (Wuhu Hongrun), power steering parts (Shenyang), R&D services (Changchun Hualong), automobile steering columns (Jielong), provision of after-sales and R&D services (HLUSA), production and sale of power steering (Chongqing Henglong), manufacture and sales of automobile electronic systems and parts (Wuhan Chuguanjie),  manufacture and sales of automotive motors, electromechanical integrated systems (Wuhan Hyoseong), inspection and testing of automotive products (Zhirong), design, prototyping, development and testing of parts and /or systems aimed (CAAS EUROPE) and four Mexican operation related companies (De Yingrun, Derun, Henglong Mexico and CHL Mexico).

As of December 31, 2024 and 2023, in addition to the holding company (Genesis), the Company had 15 product sectors, six of which were principal profit makers and were reported as separate sectors and engaged in the production and sales of power steering, Henglong, Jiulong, Wuhu, Henglong KYB, Hubei Henglong and Brazil Henglong. The other nine sectors were engaged in the development, manufacturing and sale of high polymer materials (Wuhu Hongrun), power steering parts (Shenyang), R&D services (Changchun Hualong), automobile steering columns (Jielong), provision of after-sales and R&D services (HLUSA), production and sale of power steering (Chongqing Henglong), manufacture and sales of automobile electronic systems and parts (Wuhan Chuguanjie), manufacture and sales of automotive motors, electromechanical integrated systems (Wuhan Hyoseong) and inspection and testing of automotive products (Zhirong).

The Company’s product sector information is as follows (figures are in thousands of USD):

	Henglong	Jiulong	Wuhu	Hubei Henglong	Henglong KYB	Brazil Henglong	Other Entities	Total
For the year ended December 31, 2025
Net sales to China	$318,033	$81,493	$34,646	$47	$205,666	$—	$154,209	$794,094
Net sales to foreign countries	47,243	10,775	—	121,551	29,322	68,708	9,736	287,335
Total segment net sales	365,276	92,268	34,646	121,598	234,988	68,708	163,945	1,081,429
Less:
Cost of products sold	331,400	81,440	30,142	98,332	200,314	54,620	135,754	932,002
Selling, General and Research expense	27,020	9,686	3,649	18,390	11,781	2,034	29,496	102,056
Segment net income	$6,856	1,142	855	4,876	22,893	12,054	(1,305)	47,371
Segment total assets	$371,896	$77,608	$27,624	$417,644	$246,292	$31,599	$317,527	$1,490,190
Capital expenditure	$13,334	$2,752	$1,608	$14,287	$7,690	$195	$6,053	$45,919

	Henglong	Jiulong	Wuhu	Hubei Henglong	Henglong KYB	Brazil Henglong	Other Entities	Total
For the year ended December 31, 2024
Net sales to China	$283,178	$62,193	$44,843	$454	$162,741	$—	$132,930	$686,340
Net sales to foreign countries	42,687	9,378	—	104,972	25,480	51,013	5,590	239,120
Total segment net sales	325,866	71,571	44,843	105,426	188,221	51,013	138,520	925,460
Less:
Cost of products sold	297,555	61,957	45,158	87,736	164,608	42,490	114,468	813,972
Selling, General and Research expense	19,521	7,362	2,939	14,090	8,776	2,566	27,361	82,615
Segment net income	$8,790	2,252	(3,254)	3,600	14,837	5,957	(3,309)	28,873
Segment total assets	$319,015	$61,040	$34,436	$404,151	$192,994	$31,350	$144,886	$1,187,872
Capital expenditure	$23,672	$3,811	$1,884	$8,046	$6,232	$32	$13,685	$57,362

	Henglong	Jiulong	Wuhu	Hubei Henglong	Henglong KYB	Brazil Henglong	Other Entities	Total
For the year ended December 31, 2023
Net sales to China	$230,411	$63,065	$37,851	$1,550	$126,411	$—	$105,939	$565,227
Net sales to foreign countries	41,090	6,861	—	114,333	21,578	48,255	6,192	238,309
Total segment net sales	271,501	69,926	37,851	115,883	147,989	48,255	112,131	803,536
Less:
Cost of products sold	245,733	58,120	36,542	98,210	127,713	39,690	90,491	696,499
Selling, General and Research expense	22,486	7,506	2,823	15,196	10,213	2,100	20,508	80,832
Segment net income	$3,282	4,300	(1,514)	2,477	10,063	6,465	1,132	26,205
Segment total assets	$275,749	$56,452	$40,337	$401,212	$125,330	$26,543	$143,582	$1,069,205
Capital expenditure	$5,060	$1,353	$1,454	$14,407	$5,141	$192	$6,139	$33,746

The following table presents a reconciliation of net sales of reportable segments to consolidated net product sales:

	December 31,
	2025	2024	2023
Net sales to China	$794,094	$686,340	$565,227
Net sales to foreign countries	287,335	239,120	238,309
Total segment net sales	1,081,429	925,460	803,536
Eliminations	(315,693)	(274,525)	(227,182)
Total consolidated net product sales	$765,736	$650,935	$576,354

The following table presents a reconciliation of net income of reportable segments to consolidated net income:

	December 31,
	2025	2024	2023
Segment net income	$47,371	$28,873	$26,205
Unallocated amounts:
Net gain on other sales	6,887	10,091	11,974
Other income, net	7,109	5,776	5,345
Interest Expenses	(1,702)	(1,813)	(1,021)
Financial (expense)/income, net	2,362	(87)	4,666
Other corporate items	1,461	951	706
Less: Income Taxes	(11,576)	(5,892)	(5,137)
Total consolidated net income	$51,912	$37,899	$42,738

The following table presents a reconciliation of total assets of reportable segments to consolidated total assets:

	December 31,
	2025	2024
Segment total assets	$1,490,190	$1,187,872
Corporate	8,785	49,578
Eliminations	(497,277)	(386,871)
Total consolidated total assets	$1,001,698	$850,579

Financial information segregated by geographic region is as follows (figures are in thousands of USD):

	Net Sales (1)			Long-term assets
	Year Ended December 31,			December 31,
	2025	2024	2023	2025		2024
Geographic region:
China	$518,566	$443,865	$374,929	$239,719		$220,949
United States	125,147	107,880	111,456	554		348
Other foreign countries	122,023	99,190	89,969	3,131		8,479
Total consolidated	$765,736	$650,935	$576,354	$243,404	(2)	$229,776	(2)
(1)	Revenue is attributed to each country based on location of customers.
(2)

Pursuant to ASC 280-10-50-41, the deferred tax assets of $16.5 million and $14.7 million and the intangible assets of $3.6 million and $3.4 million were excluded from long-term assets as of December 31, 2025 and 2024, respectively.

27. Subsequent Event

On March 20, 2026, CAAS’s Mexican subsidiary, CHL Mexico Property Management S. DE R.L. DE C.V., “CHL Mexico”, entered into an agreement to acquire a property located in Derramadero, Saltillo, Coahuila, Mexico. The total purchase price was approximately $14.0 million, exclusive of applicable taxes.

On the following day, March 21, 2026, CHL Mexico completed the transaction as making a total payment of $15.8 million, which covered the purchase price and associated taxes.